
07076152

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Sound Financial, Inc
Exact name of registrant as specified in charter

0001410087
Registrant CIK Number

Registration Statement on Form SB-2
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

Not available
SEC file number, if available

PROCESSED
OCT 0 2 2007
THOMSON FINANCIAL

Not applicable
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Seattle, State of Washington, on September 14, 2007.

Sound Financial, Inc.
(Registrant)

By: 
Laura Lee Stewart, President and Chief Executive Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 20__, that the information set forth in this statement is true and complete.

By:______________________________


SEC MAIL PROCESSING
RECEIVED
SEP 1 8 2007
WASH, D.C.
209
SECTION

EXHIBIT INDEX

These are all the Exhibits in the Registrant's Form SB-2. This Form SE concerns Exhibit 99.1

Exhibits:

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc.
1.2	Agency Agreement with Keefe, Bruyette & Woods, Inc.*
2.0	Plan of Reorganization and Stock Issuance
3.1	Charter for Sound Financial, Inc.
3.2	Bylaws of Sound Financial, Inc.
4.0	Form of Stock Certificate of Sound Financial, Inc.
5.0	Opinion of Silver, Freedman & Taff L.L.P. re: Legality of Securities Being Registered
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters
8.2	Opinion of Porter, Kohl & LeMaster, P. S. re: State Tax Matters*
8.3	Letter of RP Financial L.C. re: Subscription Rights
10.1	Employment Agreement with Laura Lee Stewart
10.2	(reserved)
10.3	(reserved)
10.4	Executive Long Term Compensation Agreement with Laura Lee Stewart
10.5	Executive Long Term Compensation Agreement with Patricia Floyd
10.6	Sound Community Incentive Compensation Achievement Plan
10.7	Bonus Arrangements for 2007
10.8	2007 Director Fee Arrangements
10.9	Letter Agreement regarding Appraisal Services
21.0	Subsidiaries of the Registrant
23.1	Consent of Silver, Freedman & Taff L.L.P. re: Legality (included in Exhibits 5.0 and 8.1)
23.2	Consent of Moss Adams LLP

23.3 Consent of RP Financial L.C.

23.4 Consent of Porter, Kohl & LeMaster, P. S. (included in Exhibits 8.2)

24.0 Power of Attorney, included in signature page

99.1 Appraisal Report of RP Financial, L.C.*

99.2 Subscription Order Form and Instructions

99.3 Additional Solicitation Material

---

*To be filed by amendment

LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
(202) 295-4500
WWW.SFTLAW.COM

FAX NUMBER
(202) 337-5502

WRITER'S DIRECT DIAL NUMBER
(202) 295-4536

September 18, 2007

VIA MESSENGER

Division of Corporate Finance
Office of EDGAR and Information Analysis
U.S. Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549

Re: Form SE for Sound Financial, Inc.: CIK 0001410087
Request for Rule 202 (Continuing Hardship Exemption) for Exhibit 99.1 to Registration Statement on Form SB-2

Dear Sir/Madam:

On behalf of Sound Financial, Inc. (the "Company"), we hereby submit four copies of this request for a continuing hardship exemption from the requirement to electronically file all portions of Exhibit 99.1 to the Company's Registration Statement on Form SB-2. Exhibit 99.1 is the Valuation Appraisal Report prepared by RP Financial, LC., an independent appraiser retained by the Company to determine the pro forma market value of Sound Financial, Inc. in connection with its planned offer and sale of common stock by the Company pursuant to a registration statement to be filed with the Securities and Exchange Commission ("SEC").

The Company will file its registration statement with the SEC on September 20, 2007, and will file portions of the appraisal report in an amendment of that registration statement as Exhibit 99.1. After conversations with RP Financial, LC. and with our in-house technical support staff performing the electronic filing, it has been determined that portions of the appraisal report cannot be readily and accurately converted to the EDGAR system in a cost effective manner. The only means by which the Company can accurately file the appraisal report electronically is to re-type major portions of the document. Due to the fact that the appraisal report is 86 pages with an additional 93 pages of exhibits and is comprised largely of small print financial data, it would take several days to manually type this document and another three days to convert it to the EDGAR format. Furthermore, the Company is concerned with the excessive cost involved in converting this document to the EDGAR format and the high possibility of error associated with manually re-typing a document of this length and detail. The Company is also concerned that any delay in filing this exhibit could cause its financial statements to go stale. Therefore, pursuant to Rule 202 of Regulation S-T, we hereby request a continuing hardship exemption from filing this complete exhibit electronically. A a paper copy of the complete appraisal report is included under cover of this Form SE.

Please contact Michael S. Sadow at (202) 295-4526 or the undersigned at (202) 295-4536 with any questions. We greatly appreciate your prompt attention to this matter.

Sincerely,



Marianne E. Roche

Cc: (w/Form SE only):
Laura Lee Stewart
Alan Schick

Filed under Form SE pursuant to a continuing hardship exemption under Rule 311 of Regulation S-T.

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

SOUND FINANCIAL, INC.
Seattle, Washington

PROPOSED MID-TIER HOLDING COMPANY FOR:
SOUND COMMUNITY BANK
Seattle, Washington

Dated As Of:
August 31, 2007

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

August 31, 2007

Board of Directors
Sound Community Bank
2005 Fifth Avenue, 2nd Floor
Seattle, Washington 98121

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Reorganization and Stock Offering

The Board of Directors of Sound Community Bank ("Sound" or the "Bank") has adopted a plan of reorganization and stock issuance, pursuant to which Sound will reorganize into a federal mutual holding company structure. As part of the plan of reorganization, Sound will convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of Sound Financial, Inc. ("Sound Financial" or the "Company"), a federally-chartered mid-tier holding corporation. Sound Financial will issue a majority of its common stock to Sound Community MHC (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Bank's Eligible Account Holders, Tax-Qualified Employee Plans, Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct community offering and a public offering. In addition, as part of the reorganization, the Bank will form the Sound Community Foundation (the "Foundation") to further the Bank's commitment to the local community. The Foundation will be funded with stock equal to 1% of the stock to be issued in the reorganization and cash equal to $200,000. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Company's stock (49.0% or less).

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

The aggregate amount of stock issued by the Company cannot exceed the appraised value of the Bank. Immediately following the offering, the primary assets of the Company will be the capital stock of the Bank and the net offering proceeds remaining after contributing proceeds to the Bank in exchange for 100% of the capital stock of the Bank. The Company will contribute at least 50% of the net offering proceeds in exchange for the Bank's capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Bank and the other parties engaged by Sound to assist in the corporate reorganization and minority stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with Sound's management; Moss Adams LLP, the Bank's independent auditor; Silver Freedman & Taff, L.L.P., Sound's conversion counsel; and Keefe Bruyette & Woods, Inc., which has been retained as the marketing advisor in connection with the Bank's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Sound operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Sound and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of Sound Financial. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared Sound's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the markets for thrifts, thrift holding companies and mutual holding companies including mutual holding company offerings.

The Appraisal is based on Sound's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers Sound only as a going concern and should not be considered as an indication of the Bank's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that there are no current plans for pursuing a second-step conversion or for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 31, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, including shares issued publicly as well as to the Foundation and the MHC, was $29,000,000 at the midpoint, equal to 2,900,000 shares issued at a per share value of $10.00. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 44.0% ownership interest of the Company, excluding the issuance of the shares to the Foundation. Based on the public offering range, and inclusive of the shares issued to the Foundation, the public ownership of the shares will represent 45.0% of the shares issued, with the MHC owning the majority of the shares. Based on the foregoing valuation, the corresponding range of shares and market values based on a $10.00 per share price are as follows:

	Offering Shares	MHC Shares	Foundation Shares	Total Shares
Shares				
Supermaximum	1,687,510	2,109,388	38,353	3,835,251
Maximum	1,467,400	1,834,250	33,350	3,335,000
Midpoint	1,276,000	1,595,000	29,000	2,900,000
Minimum	1,084,600	1,355,750	24,650	2,465,000
Market Value				
Supermaximum	$16,875,100	$21,093,880	$383,530	$38,352,510
Maximum	$14,674,000	$18,342,500	$333,500	$33,350,000
Midpoint	$12,760,000	$15,950,000	$290,000	$29,000,000
Minimum	$10,846,000	$13,557,500	$246,500	$24,650,000

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Sound Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Sound as of June 30, 2007, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Sound Financial, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



James J. Oren
Senior Vice President

TABLE OF CONTENTS
SOUND FINANCIAL, INC.
Seattle, Washington

TABLE OF CONTENTS
SOUND FINANCIAL, INC.
Seattle, Washington
(continued)

LIST OF TABLES
Sound Financial, Inc.
Seattle, Washington

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Sound is a federally-chartered savings bank headquartered in Seattle, Washington. The Bank serves the Seattle-Tacoma-Bellevue metropolitan area and western portions of Washington through its main office in Seattle and four branch offices, three of which are located in the Seattle area and one that is located in Clallam County, west of Puget Sound. The Bank's offices are located in four different counties. The main office is in Seattle and one branch is located in King County, while the Lakewood branch is located in Pierce County, the Mountain Terrace branch is located in Snohomish County and the Sequim branch is located in Clallam County. A map of the Bank's branch offices is provided in Exhibit I-1. Sound is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2007, Sound had $230.7 million in assets, $183.5 million in deposits and total equity of $16.0 million, equal to 6.9% of total assets. Sound's audited financial statements are included by reference as Exhibit I-2.

Plan of Reorganization

The Board of Directors of Sound adopted the plan of reorganization and stock issuance to reorganize from the mutual form of organization to the mutual holding company form of organization. Pursuant to the reorganization, Sound will become a wholly-owned subsidiary of Sound Financial, a federally-chartered mid-tier holding corporation, and Sound Financial will issue a majority of its common stock to the MHC, a federally-chartered mutual holding company, and sell a minority of its common stock to the public. Concurrent with the reorganization, the Company will retain up to 50% of the net stock proceeds. At the present time, it is not anticipated that the MHC or the Company will engage in any business activity other than ownership of their respective subsidiaries and investment of stock proceeds that are retained by the Company.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Bank's outstanding stock. The Company's initial activities will be ownership of its subsidiary, Sound, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the Bank's newly-formed employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions or financial service providers and/or stock repurchases.

The plan of reorganization provides for the establishment of the Foundation, which will be funded with $200,000 of cash and stock equal to 1% of the total shares to be outstanding. The Foundation will be dedicated to assist the communities and organization's within Sound's market area beyond community development and lending and will enhance the Bank's current activities under the Community Reinvestment Act.

Strategic Overview

Sound began operations in 1953 as a credit union, serving the employees of a wholesale grocer in the Seattle area. After expanding its operations to include employees of other companies and communities, the Bank converted its charter to a federally chartered savings bank May 19, 2003 due to its desire to: (1) originate greater numbers of residential real estate secured loans; (2) originate commercial real estate and commercial business loans; and, (3) provide access to capital given the internal growth plans. The Bank's general business strategies for the future include continuing to grow the franchise and remain competitive through high levels of customer service and an expanded branch office network, emphasizing lower cost core deposits to manage funding costs, continuing to expand and diversify the loan portfolio, maintain high asset quality, leverage the increased capital base and improve earnings.

Since the conversion to a federal savings bank, the Bank has expanded the loan portfolio, particularly in the areas of construction, commercial real estate and commercial business loans. The loan portfolio continues to contain significant balances of manufactured home loans and automobile loans, with automobile lending having been a lending strategy for many years prior to the charter conversion. A significant portion of the manufactured home loan portfolio has been originated since the charter conversion in 2003. In 2006, the Bank entered into an agent agreement to offer Visa accounts without assuming credit risk and sold the existing receivables for a substantial gain. In 2004, reflecting the benefits of the unrestricted membership potential of the thrift charter, Sound relocated two branch offices in the Seattle metropolitan area into "Class A" retail space in order to attract additional retail customers.

Sound's operations are characteristic of many thrifts with its emphasis on originating 1-4 family residential mortgage loans largely funded by retail deposits, with time deposits constituting the largest portion of the deposit base. More recently, borrowings have supplemented the growth objectives, as well as assist in managing funding costs and interest rate risk. Such borrowings have typically been limited to FHLB advances with fixed rate terms and balances of overnight advances. As lending has been a continuous focus for the Bank, in recent years the cash and investments portfolio has been limited to cash and equivalents as well as FHLB stock, with a minor investment in MBS.

Sound's earnings are largely dependent upon net interest income, non-interest income and strong asset quality. Sound typically sells longer-term fixed rate loans into the secondary market on a servicing-retained basis, and thus has built a sizeable balance of loans serviced for others which has supported non-interest income. To strengthen the net interest margin the Bank sought to maintain a high loans/assets ratio. The Bank's relatively high operating expenses reflect the five branch locations (including recent office relocations to stimulate growth).

The equity from the minority stock offering will increase liquidity, leverage and growth capacity and the overall financial strength. Sound's higher capital position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce funding costs. Additionally, the higher pro forma equity ratio should better position the Bank to take advantage of prospective expansion opportunities, including the establishment or acquisition of additional banking offices in current or nearby markets. The Bank intends to open one branch per year in fiscal years 2008 through 2010, although no specific locations have been identified at present. The Bank will also be positioned better to pursue growth and revenue diversification through acquisition of other financial service providers. The projected use of proceeds is highlighted below.

- MHC. The Bank intends to capitalize the MHC with $100,000 of cash. The primary activity of the MHC will be ownership of the majority interest in

Sound Financial. Such cash is anticipated to be invested into low risk liquid instruments.

- The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term investment grade securities or a deposit at the Bank. Over time, the funds may be utilized for various corporate purposes, which may include acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.
- The Bank. A minimum of 50% of the net conversion proceeds will be infused into the Bank. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank will initially be used to pay down FHLB borrowings and over time become part of general funds, pending deployment into loans and investment securities.

Balance Sheet Trends

Table 1.1 shows the Bank's historical balance sheet data since year end 2002, reflecting thrift operations since the May 19, 2003 date. During this period through June 30, 2007, Sound's assets increased at a 12.7% annual rate, while loans increased at a 16.3% annual rate. Such growth was funded by a 9.7% annual growth in deposits, commencement of funding with borrowings, 5.9% annual growth in retained earnings, as well as a reduction in cash and equivalents and investment securities. A summary of Sound's key operating ratios for the past three and one-half years is presented in Exhibit I-3.

Sound's 16.3% annual growth rate in loans receivable increased the loans-to-assets ratio from 81.0% at year end 2002 to 93.2% at June 30, 2007. Coupled with the increased funding with borrowings in the last couple of years, the loans/deposits ratio increased from 90.3% at year end 2002 to 117.1%.

Sound's changing lending emphasis is reflected in its loan portfolio composition, as 39.4% and 22.2% of total loans receivable consisted of 1-4 family permanent residential mortgage loans and consumer loans, respectively, at June 30, 2007; in contrast, such loans represented 43.0% and 27.9%, respectively, at December 31, 2002. As noted earlier, the Bank has increased its construction, commercial mortgage and commercial business lending since 2002. Construction loans increased from 0.7% to 4.5% of total loans from December 31, 2002 to

Table 1.1
Sound Community Bank, Seattle, Washington
Historical Balance Sheet Data

	As of December 31,										As of		12/31/02-6/30/07 Annual.
	2002(1)		2003(1)		2004		2005		2006		June 30, 2007		Growth Rate
	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Pct (%)
Total Amount of:													
Assets	$134,493	100.00%	$150,373	100.00%	$176,057	100.00%	$204,231	100.00%	$221,070	100.00%	$230,656	100.00%	12.74%
Loans Receivable (net)	108,973	81.03%	132,979	88.43%	157,705	89.58%	190,535	93.29%	206,119	93.24%	214,986	93.21%	16.30%
Cash and Equivalents	10,406	7.74%	6,823	4.54%	5,841	3.32%	5,014	2.46%	5,649	2.56%	6,395	2.77%	-10.25%
Investment Securities	11,851	8.81%	6,144	4.09%	3,951	2.24%	222	0.11%	170	0.08%	117	0.05%	-64.13%
FHLB Stock	NA	0.00%	936	0.62%	1,136	0.65%	1,320	0.65%	1,320	0.60%	1,320	0.57%	NM
Mortgage Servicing Rights	0	0.00%	0	0.00%	0	0.00%	855	0.42%	868	0.39%	854	0.37%	NM
Bank-Owned Life Insurance	0	0.00%	0	0.00%	3,041	1.73%	3,165	1.55%	3,279	1.48%	3,957	1.72%	NM
Fixed Assets	1,259	0.94%	1,120	0.74%	1,679	0.95%	1,572	0.77%	1,330	0.60%	1,271	0.55%	0.21%
Other Assets	2,003	1.49%	2,372	1.58%	2,704	1.54%	1,550	0.76%	2,336	1.06%	1,755	0.76%	-2.89%
Deposits	$120,727	89.77%	$130,722	86.93%	$158,901	90.26%	$168,173	82.34%	$180,968	81.86%	$183,549	79.58%	9.76%
FHLB Advances, Other Borrowed Funds	0	0.00%	4,613	3.07%	2,669	1.52%	21,304	10.43%	22,029	9.96%	27,669	12.00%	NM
Other Liabilities	1,428	1.06%	2,116	1.41%	1,599	0.91%	1,444	0.71%	2,503	1.13%	3,455	1.50%	21.70%
Retained Earnings	$12,337	9.17%	$12,923	8.59%	$12,888	7.32%	$13,310	6.52%	$15,569	7.04%	$15,982	6.93%	5.92%
Loans/Deposits		90.26%		101.73%		99.25%		113.30%		113.90%		117.13%	
Offices Open	5		5		5		5		5		5		

(1) 2002 and 2003 data from audited financial statements not included in prospectus.
(2) Ratios are as a percent of ending assets.

Source: Audited and unaudited financial statements; RP Financial calculations.

June 30, 2007, while commercial real estate and commercial business loans have increased from 11.6% to 14.9% during this same period.

The decline in portfolio mix of 1-4 family mortgages was attributable to the strategy of selling longer-term fixed rate loans into the secondary market, primarily to Fannie Mae. The Bank typically retains the mortgage servicing rights ("MSRs"), which it capitalizes; the MSRs totaled $854,000 as of June 30, 2007, reflecting a portfolio of loans serviced for others of $127.1 million as of June 30, 2007.

Given the Bank's lending focus, the investment securities portfolio has been diminished, ranging from a high of 8.8% of assets at year end 2002 to a low of 0.1% of assets at June 30, 2007. The Bank's only investments consist of two collateralized mortgage obligations ("CMOs"), held as available-for-sale ("AFS"), with a balance of $117,000 as of June 30, 2007. Beyond the CMOs investment, the Bank held $1.32 million of FHLB stock at June 30, 2007. Cash and cash equivalents totaled $6.4 million at June 30, 2007. Exhibit I-4 provides historical detail of the Bank's investment portfolio.

The Bank also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Bank's officers and managers, to provide funding for the employee benefit plans. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2007, the cash surrender value of the Bank's BOLI equaled $4.0 million.

The Bank's five office locations are all in leased facilities, resulting in a relatively low level of investment in fixed assets, which was $1.271 million, or 0.55% of assets as of June 30, 2007. The Bank is considering opening a second office in Clallam County in 2008, but the additional investment in fixed assets is expected to be limited.

The Bank's 9.8% annual deposit growth rate since 2002 was supported by the 2004 relocation of branch offices in King and Snohomish Counties. Due to increased funding with borrowings, the Bank's deposits/assets ratio declined to 79.6% at June 30, 2007, versus 89.8% at December 31, 2002. Time deposits have been the primary source of the Bank's deposit growth in recent years, increasing from $66.1 million, or 41.6% of deposits, at year end 2004 to $96.4 million, or 52.5% of deposits, at June 30, 2007. Transaction and savings accounts equaled

47.5% of the Bank's total deposits at June 30, 2007, versus a comparable ratio of 58.4% at year end 2004.

Since the conversion to a savings bank charter in 2003, Sound commenced funding with borrowings to fund growth, and to manage funding costs and interest rate risk. Borrowings totaled $27.7 million, or 12.0% of assets, at June 30, 2007. The Bank's utilization of borrowings has been limited to fixed rate, fixed maturity characteristics and short-term overnight FHLB advances.

Since year end 2002, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual equity growth rate of 5.9%. The Bank's strategy to leverage its equity to increase earnings is evidenced in the decline of the equity-to-assets ratio from 9.2% at year end 2002 to 6.9% at June 30, 2007. All of the Bank's equity is tangible, and the Bank maintained surpluses relative to all of its regulatory capital requirements at June 30, 2007. The addition of stock proceeds will serve to strengthen the Bank's equity position, as well as support growth opportunities. The pro forma return of equity ("ROE") is expected to initially decline given the increased equity position.

Income and Expense Trends

Table 1.2 shows the Bank's income and expense trends since fiscal 2002. Earnings and profitability have been volatile over this period, but the earnings for the 12 months through June 30, 2007 reflect stability and a normalized view of earnings. Fiscal 2003 reflects approximately five months of operations as a credit union and tax adjustments contributing to a tax benefit. For the 12 months ended June 30, 2007, the Bank reported net income of $699,000 for a return on average assets of 0.32%. Income has also been affected by net gains on sale (gains or loss on the sale of investments, loans and the credit card receivables portfolio) as well as tax adjustments and net operating loss carryforwards resulting from the 2003 charter conversion.

Net interest income steadily increased from 2003 to 2005, and has since declined. The growth in net interest income was attributable to strong balance sheet growth, between year end 2002 and year end 2005 and the commercial and construction lending initiatives. The subsequent decline in net interest income is attributable to the sale of the higher yielding credit card receivables, higher cost of funding with borrowings and the unfavorable yield curve, which

Table 1.2
Sound Community Bank
Historical Income Statements

	For the Fiscal Year Ended December 31,								12 Months Ended	
	2003 (1)		2004		2005		2006		June 30, 2007	
	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)	Amount ($000)	Pct(2) (%)
Interest Income	$9,445	6.63%	$9,937	6.65%	$12,158	6.44%	$13,641	6.45%	$13,793	6.31%
Interest Expense	(3,240)	-2.27%	(3,256)	-2.18%	(4,376)	-2.32%	(6,386)	-3.02%	(7,109)	-3.25%
Net Interest Income	$6,206	4.36%	$6,681	4.47%	$7,782	4.12%	$7,255	3.43%	$6,683	3.06%
Provision for Loan Losses	(925)	-0.65%	(857)	-0.57%	(946)	-0.50%	(282)	-0.13%	(23)	-0.01%
Net Interest Income after Provisions	$5,281	3.71%	$5,824	3.90%	$6,836	3.62%	$6,973	3.30%	$6,660	3.04%
Other Income	$998	0.70%	$2,026	1.36%	$2,150	1.14%	$2,335	1.10%	$2,269	1.04%
Operating Expense	(6,230)	-4.37%	(7,891)	-5.28%	(8,298)	-4.39%	(8,234)	-3.89%	(7,942)	-3.63%
Net Operating Income	$49	0.03%	($41)	-0.03%	$689	0.36%	$1,074	0.51%	$987	0.45%
Gain(Loss) on Sale of Investments	($4)	0.00%	$2	0.00%	($21)	-0.01%	$0	0.00%	$0	0.00%
Gain(Loss) on Sale of Loans (Incl MSR Gains)	322	0.23%	(21)	-0.01%	(13)	-0.01%	(10)	0.00%	12	0.01%
Gain on Sale of Credit Card Portfolio	0	0.00%	0	0.00%	0	0.00%	2,287	1.08%	0	0.00%
Net Income Before Tax	$367	0.26%	($61)	-0.04%	$654	0.35%	$3,351	1.58%	$999	0.46%
Income Tax Provision (Benefit) (3)	297	0.21%	31	0.02%	(258)	-0.14%	(1,108)	-0.52%	(300)	-0.14%
Net Income (Loss)	$664	0.47%	($30)	-0.02%	$396	0.21%	$2,243	1.06%	$699	0.32%
Adjusted Earnings										
Net Income	$664	0.47%	($30)	-0.02%	$396	0.21%	$2,243	1.06%	$699	0.32%
Add(Deduct): Net Gain/(Loss) on Sale	(318)	-0.22%	19	0.01%	34	0.02%	(2,277)	-1.08%	(12)	-0.01%
Tax Effect (4)	118	0.08%	(7)	0.00%	(13)	-0.01%	843	0.40%	4	0.00%
Adjusted Earnings	$463	0.33%	($18)	-0.01%	$418	0.22%	$808	0.38%	$691	0.32%
Expense Coverage Ratio (5)	99.6%		84.7%		93.8%		88.1%		84.1%	
Efficiency Ratio (6)	86.5%		90.6%		83.5%		85.9%		88.7%	
Effective Tax Rate (Benefit) (7)	-80.9%		-50.9%		39.4%		33.1%		30.0%	

(1) Charter conversion from a credit union to a federal savings bank was completed May 19, 2003; 2003 data from audited financial statements not included in prospectus.
(2) Ratios are as a percent of average assets
(3) For 2003 incorporates tax benefit resulting from establishment of deferred tax assets & liabilities as well as taxable income following the charter conversion; the net operating loss carryforward created at the time of the charter conversion was fully utilized in 2005
(4) Assumes a 37% effective tax rate for federal & state income taxes; for 2003 excludes tax benefit resulting from establishment of deferred tax assets & liabilities; for this calculation no adjustment has been made for the net operating loss carryforward for the years that it was available (through 2005)
(5) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses
(6) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains)
(7) Based on reported financial statements

Source: Audited & unaudited financial statements & RP Financial calculations narrowed the yield-cost spread. Although the sale of the credit card receivables adversely impacted net interest income, the Bank eliminated the high level of loan loss provisions required to maintain this portfolio. The Bank's net interest income ratio to average assets ratio has declined as a result, from a high of 4.47% during 2004 to 3.06% during the 12 months ended June 30, 2007. The Bank's net interest rate spreads and yields and costs for the past two and one-half years are set forth in Exhibits I-3 and I-5.

Non-interest operating income ("other income") increased sharply in 2004 to $2.03 million and gradually increased to $2.34 million in 2006 before easing slightly to $2.27 million in the last 12 months. As the balance sheet has grown, such income has diminished as a percent of average assets – from 1.36% in 2004 to 1.04% for the last 12 months. The level of non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on transaction deposit accounts constituting the primary source of non-interest income for the Bank. Such income also includes mortgage loan servicing revenues as well as BOLI income.

Operating expenses have traditionally been high, approximating $7.9 million for the last 12 months. The operating expense ratio has declined from 5.28% of average assets during fiscal 2004 to 3.63% for the last 12 months as the level of operating expenses have moderated since the 2005 peak. The recent decline in operating expenses reflects the sale of the Bank's credit card receivables and reduction of related expenses and the reduction of certain personnel expenses (including a senior level employee vacancy for several months). Upward pressure will be placed on the Bank's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The favorable trends in the operating expense ratio have not offset the diminished net interest income ratio – accordingly, the expense coverage ratio (net interest income divided by operating expenses) has gradually deteriorated such that the coverage was 84.1% for the last 12 months. The relatively strong other income has partially mitigated the weakness in the expense coverage ratio. Sound's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 86.5% during 2003 was more favorable than the 88.7% efficiency ratio maintained for the 12 months ended June 30,

2007. Going forward, the Bank believes the efficiency ratio should improve with continued balance sheet growth and reinvestment of the offering proceeds. The de novo branching and stock benefit plans will result in a slow improvement in the efficiency ratio.

As noted earlier, loan loss provisions prior to the sale of the credit card receivables were quite high. With the sale of the credit card receivables portfolio in June 2006, the asset quality improved and level of troubled assets declined substantially. As a result, the balance of allowances for loan losses ("ALLLs") was in excess of required amounts, and the level of loan loss provisions significantly declined for the last 12 months and the ALLL has declined as well. The Bank expects the level of loan loss provisions to increase with continued loan growth. As of June 30, 2007, Sound maintained allowance for loan losses of $674,000, equal to 119.9% of non-accruing loans and 0.31% of net loans receivable. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past two and one-half years.

Net gains on sale have generally had a favorable impact on earnings, particularly the $0.3 million gain on sale of loans in 2003 and the gain on the sale of the credit card receivables equaled $2.3 million. The Bank recognized small net losses on the sale of investments and loans in 2004 and 2005 and a small net gain during the last 12 months. The Bank's net gains/losses on sale of residential mortgage loans also includes the capitalization of the mortgage servicing rights backed at the time the loans are sold. For the 12 months ended June 30, 2007 the Bank recorded a net gain of $12,000 on the sale of loans.

The Bank's 2003 tax situation has been impacted by the benefit resulting from the charter conversion. For the last 12 months the effective tax rate was 30.0%. The Bank's marginal effective statutory tax rate approximates 37%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

The Bank's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that prevailed during 2006 and the first half of 2007 in which the yield curve was inverted due to short-term interest rates increasing to levels that exceed the yields earned on longer-term Treasury bonds. As of June 30,

2007 the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 24% decline in the Bank's NPV (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market when such a strategy is appropriate, originating 1-4 family ARM loans and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term and adjustable rate loans. As of December 31, 2006, of the Bank's total loans due after December 31, 2007, ARM loans comprised 21% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a high concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 47.5% of the Bank's deposits at June 30, 2007. The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Sound's lending activities emphasize 1-4 family permanent mortgage loans and home equity loans and such loans continue to comprise the largest component of the Bank's loan portfolio. Beyond 1-4 family and home equity loans, lending diversification by the Bank has emphasized commercial real estate loans followed by manufactured home loans and automobile loans. Other noteworthy areas of lending diversification for the Bank include commercial business loans and construction loans. Going forward, the Bank's lending strategy is expected to remain fairly consistent with recent historical trends, with the origination of 1-4 family permanent and home equity mortgage loans remaining as the primary source of loan originations and commercial real estate loans continuing to expand as a portion of the lending operations. Growth of home equity loans and commercial business loans will also be emphasized as desired areas of loan growth going forward. Exhibit I-9 provides historical detail of Sound's loan portfolio composition over the past five and one-half years and Exhibit I-10 provides the contractual maturity of the Bank's loan portfolio by loan type as of June 30, 2007.

Sound originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. The Bank typically sells a portion of the fixed rate loan originations into the secondary market for purposes of interest rate risk management. The Bank retains the servicing on essentially all loans that are sold, most of which are sold to Fannie Mae. Currently, all ARM loans are offered with annual adjustments and life-time rate caps, generally with a maximum annual rate change of 2% and maximum overall rate change of 6%. ARM loans are generally indexed to the rate on the one-year Treasury bills. Fixed rate 1-4 family mortgage loans offered by the Bank have terms of up to 40 years. Fixed rate loans include loans with five-to-seven year terms and 30-year amortization periods with a refinancing option at the end of the initial term and 30-year mortgages with a one-time interest adjustment five or seven years after origination. Loans are generally underwritten to secondary market standards. As of June 30, 2007, the Bank's outstanding balance of 1-4 family loans equaled $84.9 million or 39.4% of total loans outstanding.

Home equity loans, consisting of fixed-rate loans and variable-rate lines of credit, comprise the second largest portion of the Bank's loan portfolio. At June 30, 2007, home equity lines of credit totaled $23.2 million and home equity loans totaled $18.0 million, or 19.1% of total loans. Home equity lines of credit are originated up to a 90% loan to value ratio ("LTV") and in amounts of up to $500,000. Such loans carry an adjustable rate of interest based on the prime rate of interest plus a margin. Home equity lines of credit generally have up to a 12-year draw period, after which the loan terms require payment over a 15-year period based on the loan balance at that time. Sound also originates fixed-rate home equity loans for up to 100% LTV's of the appraised value of the subject property. Home equity loans have terms of up to 20 years and are fully amortizing.

The balance of the mortgage loan portfolio consists of commercial real estate loans, which are collateralized by properties in the Bank's primary market area. Commercial real estate loans are generally offered as fixed rate loans for a five year term and a 20-25 year amortization period. At the end of the initial five year period, the loans either carry a balloon feature, or reprice at a spread above the prime rate of interest for another five year term. LTV's are generally limited to 80% and these loans require a minimum debt-coverage ratio. Properties securing the commercial real estate loan portfolio include retail centers, warehouses and office buildings, along with a limited amount of multi-family properties. As of June 30, 2007, the Bank's outstanding balance of commercial real estate loans equaled $22.8 million or 10.6% of the total loan portfolio.

Construction loans originated by the Bank consist of loans to finance the construction of 1-4 family residences, non-residential properties and for acquisition of raw land for future development. Residential construction loans are generally interest only loans that provide for payment of only interest during the construction phase, which is usually up to 12 months. At the end of the construction phase, the loan either converts to a permanent mortgage loan or is paid off through a permanent loan from another lender. Residential construction loans are generally originated up to a maximum LTV of 100% of cost or 80% of appraised value at completion. Residential land loans are made to builders for the acquisition and development of lots for future residential construction, essentially all of which are in the local market area. These loans are generally originated up to a maximum LTV ratio of 75%. The Bank has engaged in a limited amount of commercial real estate construction loans for small retail properties, which are underwritten with similar terms as the residential construction loans. The Bank had no commercial construction loans as of June 30, 2007. As of that same date, Sound's outstanding balance of construction loans equaled $9.6 million or 4.5% of total loans outstanding.

The Bank's non-mortgage lending includes both commercial business lending and consumer lending. Consumer loans primarily include loans secured by manufactured homes and automobiles, with lesser amounts of loans secured by recreational vehicles, boats and loans secured by deposits. Manufactured home loans comprised the largest segment of the non-real estate secured consumer loan portfolio, and at June 30, 2007, these loans totaled $21.0 million, or 9.7% of the total loan portfolio. The Bank's lending activities in this area have increased substantially since fiscal 2003, with the balance of such loans increasing from $2.4 million as of December 31, 2003. These loans are made up to 90% of the lesser of the appraised value or purchase price of up to $200,000, terms of up to 20 years, generally with a 1% origination fee. Manufactured home loans are made directly to the occupant of the home. Sound has been active in this type of lending (although at more modest levels) for an extended number of years, and has in place underwriting policies and procedures to manage the credit risk of these loans, including maintaining a reserve against the loan balances.

The second largest portion of the consumer loan portfolio consists of automobile loans that are secured by new or used automobiles, with approximately 80% of the portfolio secured by used autos. Reflecting the Bank's prior operations as a credit union, auto loans totaled $17.0 million, or 7.9% of total loans as of June 30, 2007. These loans are also originated directly to the owner of the automobile, have fixed interest rates and generally have terms up to seven years for new automobiles and six years for used automobiles. Sound generally offers automobile loans with a maximum LTV ratio of 100% of the lesser of the purchase price of the vehicle or the industry accepted value for the specific automobile.

Beyond manufactured homes and automobile loans, the Bank's consumer lending activities include boats, motorcycles and other recreational vehicles which typically have terms of up to 15 years and LTVs of up to 90%, depending on the collateral. Sound also offers unsecured personal loans with either a fixed rate of interest for a term of generally up to 48 months, or a revolving line of credit with a maximum limit of up to $50,000. These other consumer loans totaled $9.8 million, or 4.6% of total loans as of June 30, 2007.

The Bank maintained a commercial business loan portfolio of $9.2 million, or 4.3% of loans as of June 30, 2007. This has been an area of emphasis for Sound since the charter conversion in 2003, and the Bank intends to continue to increase the balance of such loans going forward. These loans are generated through extending loans to small- and medium-sized companies operating in the Bank's market area. Commercial business loans offered by the Bank include fixed rate loans of up to seven year terms and lines of credit with 12 month terms and interest-only payments during the term. These loans are generally adjustable rate loans with rates based on the prime rate of interest plus a margin.

Exhibit I-11 provides a summary of the Bank's lending activities over the past three and one-half years. Lending volumes have fluctuated over the past three and one-half years with total loans originated reaching a high of $122.7 million during 2005, decreasing to $98.8 million during 2006 and then remaining relatively stable at $47.4 million of originations for the six months ended June 30, 2007. Within the loan categories, home equity loans have shown a general increase in volume, while most lending volumes have trended lower in the most recent period. During this period, 1-4 family loans and consumer (inclusive of home equity loans) were two largest sources of total originations, accounting for 45.9% and 18.5%, respectively. No loans were purchased during the past three and one-half years. Loan sales, consisting primarily of 1-4 family fixed rate loans, totaled $125.1 million for the three and one-half year period ending June 30, 2007, equal to 34% of total originations.

Asset Quality

The Bank's 1-4 family property secured lending emphasis and the sale of the credit card receivables has supported the favorable credit quality measures. The ratio of non-performing assets, inclusive of accruing loans past due 90 days or more, peaked at 0.56% of assets at year end 2002. The credit card receivables were generally charged off; otherwise, the level of non-performing loans would have been higher. As of June 30, 2007, as shown in Exhibit I-12, non-performing assets at June 30, 2007 consisted of $562,000 of non-accruing loans, equal to 0.24% of total assets, consisting of $365,000 of 1-4 family permanent mortgage loans, $13,000 of home equity loans and $184,000 of consumer loans.

To track the Bank's asset quality and the adequacy of valuation allowances, Sound has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2007, the Bank maintained valuation allowances of $674,000, equal to 0.31% of net loans receivable and 119.93% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Bank's IBL and at June 30, 2007 deposits equaled 86.9%. Exhibit I-13 sets forth the Bank's deposit composition for the past three and one-half years and Exhibit I-14 provides the interest rate and maturity composition of the certificate of deposit ("CD") portfolio at June 30, 2007. Transaction and savings account deposits constitute the largest portion of the Bank's deposit base, although recent trends in the Bank's deposit composition show that the concentration of transaction and savings accounts comprising total deposits has been declining. Transaction and savings account deposits equaled $87.1 million, or 47.5% of total deposits, at June 30, 2007, versus $92.8 million, or 58.4% of total deposits, at December 31, 2004. The largest portion of the core deposit base consists of money market accounts, which totaled $41.4 million, or 22.6% of total deposits.

The balance of the Bank's deposits consists of CDs, with Sound's current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2007, the CD portfolio totaled $96.4 million, or 52.5% of total deposits, and 74.7% of the CDs were scheduled to mature in one year or less. As of June 30, 2007, jumbo CDs (balances exceeding $100,000) amounted to $43.4 million, or 45% of total CDs. The Bank does not maintain any brokered CDs. Growth of CDs in recent years has been facilitated by a general increase in CD rates, thereby increasing the attractiveness of those deposits relative to lower yielding transaction and savings account deposits. From year end 2004 through June 30, 2007, the Bank's balance of CDs increased by $30.3 million.

Borrowings serve as an alternative funding source for the Bank to facilitate management of funding costs and interest rate risk. Sound maintained $27.7 million of FHLB advances at June 30, 2007 with a weighted average rate of 4.96%, which included either short-term overnight advances or advances that had fixed interest rates with maturity dates through 2011. Exhibit I-15 provides further detail of the Bank's borrowings activities during the past three and one-quarter years.

Subsidiaries

Sound currently has one inactive subsidiary, which was formed to originate mortgages for non-customers during the credit union period. The Bank's investment in this subsidiary was $2,400 as of June 30, 2007.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA

Introduction

Sound conducts operations out of five branches and one administrative office in the Puget Sound region of Washington. The administrative office is located in downtown Seattle, in King County, Washington. The branches extend to Snohomish County to the north, Pierce County to the south, and Clallam County to the west (data regarding the office locations is presented in Exhibit II-1). The primary market area for business operations is the Seattle-Tacoma-Bellevue, WA Metropolitan Statistical Area (the "Seattle MSA"), while Clallam County is part of the Port Angeles, WA Micropolitan Statistical Area (the "Port Angeles Micro SA"). The population of the Seattle MSA was an estimated 3.3 million in 2007, approximately one-half of the state's population, representing a large population base for potential business, while Clallam County, across Puget Sound, covers the northern part of the coastal range area, and is a rural and less populated area. The Seattle MSA has a well-developed urban area in the western portion along Puget Sound, with the central and eastern portions remaining undeveloped, rural and mountainous.

The region has long experienced a relatively steady economy, not experiencing boom and bust time periods as has been common in other areas of the country. The regional economy has had a historical dependence on the aerospace industry which has had periods of strong growth and alternatively, reductions in activity. In the recent past, the region has been impacted by adverse trends in several of its major industries including technology, aerospace and shipping/transportation (particularly Asia-related trade). However, over the past few years growth rates have been steady and long-term growth trends are favorable as the market area continues to maintain a highly educated and motivated workforce, and the Seattle metropolitan area remains a desirable place to live.

A map showing the Bank's office coverage is set forth in Exhibit I-1. Future growth opportunities for Sound depend on the growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of Sound's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Bank, and will be factored into our valuation analysis accordingly.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. Trends in the national economy, such as employment and gross national product growth, improved during the 12 month period ending June 2007, as total U.S. employment increased by 2.6 million jobs, although there remains uncertainty about the near term future, particularly in the areas of the unknown resolution of the war in Iraq, the current unstable prices of oil and gasoline, the near-term future performance of the real estate industry, including both residential and commercial real estate prices, and other world-wide tensions, all of which have the potential to impact future economic growth. Annualized growth in gross domestic product was 1.3% (advance estimate) for the first quarter of 2007, compared to 2.5% in the fourth quarter of 2006 and 5.6% in the year ago first quarter. The inflation rate increased modestly during the first eleven months of 2006, in part because of the varying effect of energy costs. Inflation totaled 3.2% for all of 2006, and was 2.3% on an annualized basis for the first two months of 2007. The growth in employment also led to fears that wages could increase if shortfalls of available labor appear. The unemployment rate declined to 4.3% as of April 2007, a decline from 4.5% in February 2007 and down from 4.7% in March 2006, all of which represent relatively low levels in comparison to recent historical averages. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country. Various other indicators show the economy performing relatively well, such as consumer spending and improving industrial capacity utilization.

The major stock exchange indices have shown relatively strong increases during the most recent 12 month period (although such indices were relatively stable during the most three month period), with the positive performance due in part to continued low evidence of inflation, economic growth, and the perception that the Federal Reserve likely will not raise interest rates in the near term future. As an indication of the changes in the nation's stock markets over the last 12 months, as of June 30, 2007, the Dow Jones Industrial Average closed at 13408.62, an increase of 20.3% from June 30, 2006, while the NASDAQ Composite Index stood at 2603.23, an increase of 19.9% over the same time period. The Standard & Poors 500 Index totaled 1503.35 as of June 30, 2007, an increase of 18.4% from June 30, 2006.

Regarding factors that most directly impact the banking and financial services industries, in the past year certain data has indicated that the relatively strong housing market that existed in the early part of this decade has cooled down, as the level of existing and new home sales and housing starts have shown fluctuations, including decreases in some recent months, the number of homes for sale has increased in many regions, and the median home price for the nation has recorded a modest decline from one year ago. Most recently, the issue of subprime loans, and the recent rise in delinquency rates of these types of loans, has created a high level of uncertainty in the housing market. Should residential mortgage loan delinquency rates rise, continue to remain elevated, and cause a high level of borrower defaults, the 2007 residential housing market performance is likely to suffer. This uncertainty has to some extent also affected other housing related sectors of the economy, such as building materials. Thus, many analysts are expressing uncertainty as to when the housing market will bottom-out, nationally, and resume an upward trend as far as home values. The 2007 home real estate sales activity will provide additional indications as to whether the housing market has begun to recover in terms of pricing and demand, or whether additional time will be required for a shake-out of the inflated housing market of 2004 and 2005. Overall, housing prices and land values remain well above the levels of the late 1990s, providing continued support for most traditional loan values. Commercial development trends are also showing some signs of weakness in certain areas of the country, while at the same time other areas are reporting relatively strong sales activity and prices.

Interest Rate Environment

Through the first half of 2004, in a reaction to try to avoid a significant slowdown of the economy, the Federal Reserve lowered key market interest rates to historical lows not seen since the 1950s, with the federal funds rate equal to 1.00% and the discount rate equal to 2.00%. Beginning in June 2004, the Fed began slowly, but steadily increasing the federal funds and overnight interest rates in order to ward off any possibility of inflation. Through June 2006, the Fed had increased interest rates a total of 17 times, and as of the latest Fed rate increase, effective in June 2006, the Fed Funds rate was 5.25%, up from 1.00% in early 2004, but down from 6.50% at the beginning of 2001, while the Discount Rate stood at 6.25%, up from 2.00% in early 2004. Since the June 2006 meeting, the Fed has not changed interest rates, and economists are studying various news releases and minutes of Fed board meetings in order to determine the likelihood of interest rate increases or decreases by the Fed. As detailed in the minutes of the March and May 2007 Fed board meetings, the Fed held interest rates steady but noted it was still wary of inflation - a sign the Fed may increase rates in order to avoid further increases in inflation rates. In addition, the Fed dropped language that would indicate that rates would be raised to avoid an overheated economy. Thus, the Fed continues to closely monitor the U.S. economy and trends, with the potential to change interest rates based on a combination of factors. The effect of the interest rate increases since 2004 has been most evident in short term rates, which increased more than longer term rates. In 2006, the yield curve became inverted, with long term rates modestly lower than short term rates, although in mid-2007 the yield curve has at times returns to a positive, but modest, slope. As of June 30, 2007, one- and ten-year U.S. government bonds were yielding 4.91% and 5.03%, respectively, compared to 5.21% and 5.15%, respectively, as of June 30, 2006. This has negatively impacted the performance of many financial institutions, as they rely on a spread between the yields on longer term assets and the costs of shorter term funding sources. Exhibit II-2 provides historical interest rate trends.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank's market area from 2000 to 2007 and projected through 2012, with additional data shown in Exhibit II-3. Data for the nation and the State of Washington is included for comparative purposes. The size and scope of the market area is evidenced by the demographic data, which shows that as of 2007 the total population of the Seattle MSA was 3.328 million, approximately 51% of the state population. Most of the population base is concentrated along the western border of the region, against Puget Sound, resulting in a relatively urban market area for Sound. Between 2000 and 2007 the annual population growth rate of the Seattle MSA was slightly lower than the state rate and slightly higher than the national rate, indicating a moderately growing area, with King County reporting the slowest growth rate and the more "suburban" counties of

Table 2.1
Sound Community Bank
Summary Demographic Data

	Year			Annual Growth Rate	
	2000	2007	2012	2000-2007	2008-2012
Population (000)					
United States	281,422	306,348	325,526	1.2%	1.2%
Washington	5,894	6,516	6,976	1.4%	1.4%
Seattle-Tacoma-Bellevue MSA	3,044	3,328	3,532	1.3%	1.2%
King County	1,737	1,860	1,944	1.0%	0.9%
Pierce County	701	783	843	1.6%	1.5%
Snohomish County	606	673	729	1.5%	1.6%
Clallam County	64	71	77	1.4%	1.6%
Households (000)					
United States	105,480	115,337	122,831	1.3%	1.3%
Washington	2,271	2,514	2,695	1.5%	1.4%
Seattle-Tacoma-Bellevue MSA	1,197	1,315	1,398	1.4%	1.2%
King County	711	764	800	1.0%	0.9%
Pierce County	261	292	316	1.6%	1.6%
Snohomish County	225	258	282	2.0%	1.8%
Clallam County	27	31	33	1.7%	1.8%
Median Household Income ($)					
United States	$42,164	$53,154	$62,503	3.4%	3.3%
Washington	45,770	59,060	70,229	3.7%	3.5%
Seattle-Tacoma-Bellevue MSA	51,488	67,187	80,720	3.9%	3.7%
King County	53,383	71,420	86,191	4.2%	3.8%
Pierce County	45,197	57,619	68,716	3.5%	3.6%
Snohomish County	53,219	68,275	80,881	3.6%	3.4%
Clallam County	36,481	45,334	53,080	3.2%	3.2%
Per Capita Income ($)					
United States	$21,587	$27,916	$33,873	3.7%	3.9%
Washington	22,973	29,955	36,734	3.9%	4.2%
Seattle-Tacoma-Bellevue MSA	26,332	34,819	43,295	4.1%	4.5%
King County	29,521	39,393	49,679	4.2%	4.7%
Pierce County	20,948	27,259	33,279	3.8%	4.1%
Snohomish County	23,417	31,047	37,976	4.1%	4.1%
Clallam County	19,517	25,474	30,496	3.9%	3.7%

2006 HH Net Income Dist. (%)	$0 to $25,000	$25,000-$50,000	$50,000-$100,000	$100,000+
United States	21.91%	25.02%	32.32%	20.75%
Washington	18.07%	23.99%	34.90%	23.04%
Seattle-Tacoma-Bellevue MSA	14.49%	21.38%	35.33%	28.80%
King County	14.02%	19.78%	33.70%	32.50%
Pierce County	17.42%	25.42%	37.11%	20.05%
Snohomish County	12.57%	21.54%	38.11%	27.78%
Clallam County	25.58%	29.60%	32.80%	12.02%

2006 Age Distribution(%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
United States	20.3%	27.3%	29.1%	14.3%	9.0%
Washington	19.6%	27.7%	29.8%	14.7%	8.1%
Seattle-Tacoma-Bellevue MSA	19.3%	27.7%	31.6%	14.0%	7.4%
King County	18.0%	27.7%	32.3%	14.4%	7.6%
Pierce County	20.4%	28.8%	29.7%	13.6%	7.5%
Snohomish County	21.2%	26.7%	31.9%	13.6%	6.7%
Clallam County	15.3%	20.8%	26.1%	21.8%	16.1%

Source: SNL Financial, LC.

Pierce and Snohomish reporting higher growth rates. Clallam County also reported a population growth rate in line with Pierce and Snohomish Counties, although the small population base of Clallam County restricted the actual increase in population to a low level. In most comparative areas, growth in households has paralleled trends with respect to population, as household growth rates for King County increased at a 1.0% annual rate compared to higher rates for the other counties. The slower growth in King County reflects the more developed characteristic of western King County, which is one of the older regions in the state.

Age distribution information in Table 2.1 illustrates that while most of the Seattle MSA population has a similar distribution of younger and older residents as the nation, Clallam County contains a very high level of residents with ages above 55 years – 37.9% versus 22.8% of the state and 23.3% nationally. This reflects the growth of Clallam County, and in particular the area of Sequim, Washington, as a major retirement center. A large number of residents have retired to this area, drawn by the lower cost of living, the attractive lifestyle of the ocean and mountains nearby, and temporate weather conditions.

The 2007 median household income and per capita income levels in King and Snohomish Counties were higher than the state and national averages, while Pierce County reported income levels slightly below the Washington state average and Clallam County reported the lowest income levels. Additional data regarding market area income levels is presented in Exhibit II-4. King and Snohomish Counties contain a larger percentage of white-collar professional employment. For example, the King County (the highest income levels) median household income was 121% of the state average and 134% of the national average. Household income distribution patterns provide support for earlier statements regarding the nature of the Bank's market as approximately 66% of King County households had income levels in excess of $50,000 annually in 2007 while the ratio was 58% for the State of Washington and 53% for the national average. In 2005, the city of Seattle was ranked as the most well educated city in the country, with the largest concentration of residents that hold college degrees. Seattle's relatively high income coupled with high education levels for a major city, results in King County placing among the 100 wealthiest counties in the United States, which will favorably influence demand for the products and services offered by financial services providers operating in the market.

Summary of Local Economy

The Seattle MSA area is the largest business center in both the State of Washington and the Pacific Northwest. Currently, key elements of the economy are aerospace, military bases, clean technology, biotechnology, education, information technology, logistics, international trade and tourism. The region is well known for the long presence of The Boeing Corporation and Microsoft, two major industry leaders, and for its leadership in technology. The workforce in general is well-educated and strong in technology. Washington State's location with regard to the Pacific Rim, along with a deepwater port has made international trade a significant part of the regional economy (one in three jobs in Washington is tied to foreign exports). The Washington State ports handle 6% of all U. S. exports and 7% of all U.S. imports, and the top five trading partners with Washington State include Japan, Canada, China, Korea and Ireland. Tourism has also developed into a major industry for the area, due to the scenic beauty, temperate climate and easy accessibility.

King County, the location of city of Seattle, has the largest employment base and overall level of economic activity. King County's largest employers include The Boeing Company, Microsoft Corporation, and the University of Washington. Companies that are headquartered in King County include Alaska Airlines, Amazon.com, Attachmate, CostCo and Microsoft. Pierce County's economy is also well diversified with the presence of military related government employment (Fort Lewis Army Base, 39,000 employees, and McChord Air Force Base, 11,000 employees, along with health care (the Franciscan Health System, 3,900 employees and the Multicare Health System, 3,200 employees). In addition, there is a large employment base in the economic sectors of shipping (the Port of Tacoma) and aerospace employment (Boeing). Snohomish County to the north has an economy based on aerospace employment (Boeing), military (the Everett Naval Station) along with additional employment concentrations in biotechnology, electronics/computers, and wood products. The State of Washington's largest private employers, including the number of employees, are provided in Table 2.2. Eight of the largest employers in the state are headquartered in King County.

Table 2.2
Sound Community Bank
Major Private Employers in Washington

Employer	Employees
The Boeing Company	59,219
Microsoft Corporation*	28,007
University of Washington*	21,358
The Kroger Company	17,300
Alaska Airlines*	9,936
Starbucks Corporation*	8,806
Providence Health	8,499
Group Health Corporation	8,422
Washington Mutual, Inc.*	7,968
Weyerhaeuser Corporation*	7,700
Costco Wholesale Corporation*	6,526
Multicare Health Systems	5,500
Nordstroms Inc.*	5,349
Macy's Northwest	4,905
Safeway, Inc.	4,881
Haggen, Inc.	4,000
Safeco Corporation*	3,700
Swedish Health	3,583
Evergreen Healthcare	2,700

*Headquartered in King County
Sources: Puget Sound Business Journal 2005 Supplement.

Clallam County, operating in the separate region to the west of the Seattle MSA, has an employment base concentrated in the marine and forestry/forest resources sectors. In addition, the previously mentioned retirement-aged population has provided the need for additional resources in the areas of health care and elderly services. The largest employers in Clallam County include the Olympic Medical Center (584 full-time and 387 part-time), the Port Angeles School District (505 employees), Peninsula College (230 full-time and 243 part-time), Wal-Mart (425 employees), the Clallam Bay Corrections Center (419 employees), Clallam County Government (407 employees), Safeway (395 employees), 7 Cedars Casino (370 employees), the Sequim School District (324 employees), City of Port Angeles (257 employees), Forks Community Hospital (254 employees), and the Nippon Paper Industries (242 employees).

Employment data, presented in Table 2.3 below, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Washington and the four market area counties, comprising approximately 34% of total employment. The next largest component of the economy of the market area is wholesale and retail trade, at 14.8%, reflecting the trade employment in the ports of the Seattle region. Government employment was highest in Pierce and Clallam Counties, reflecting the military bases previously mentioned for Pierce County, with such employment related to the presence of Boeing. Manufacturing employment is highest in Snohomish County, the location of Boeing's largest manufacturing and assembly plant, while information-related employment is highest in King County, due to the impact of Microsoft and other information technology employers. King County's percentages of employment in the different sectors resembled that of the economy of Washington, which was provided for comparative purposes. This data indicates that the Seattle MSA and Clallam County have a relatively diversified economic base, such that a downturn in any one industry will likely not have a large impact on the regional economy. This diversification provides a level of stability that in a positive factor for financial institutions such as Sound.

Table 2.3
Sound Community Bank
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employ. Sectors	Washington	King	Pierce	Snohomish	Clallam
Services	34.6%	37.2%	33.9%	31.0%	33.2%
Wholesale/Retail Trade	14.5	14.4	14.3	14.8	15.9
Government	16.0	11.6	22.8	14.7	20.0
Finance/Ins./Real Estate	8.1	9.6	7.9	8.3	7.7
Manufacturing	7.7	7.9	5.4	15.5	5.0
Construction	6.4	5.5	7.5	8.6	7.9
Information	2.8	5.2	1.1	1.6	1.2
Transportation/Public Util.	3.0	3.6	3.6	1.6	2.1
Arts, Entertainment	2.3	2.7	1.9	2.0	2.0
Farming	2.0	0.1	0.5	0.7	1.2
Other	2.5	2.1	1.2	1.2	3.9
	100.0%	100.0%	100.0%	100.0%	100.0%

Source: REIS DataSource.

Unemployment Data and Trends

Table 2.4 below, provides unemployment data which shows that the unemployment rates in Pierce and Clallam Counties have increased slightly over the first seven months of 2007 from the average for all of 2006, while the unemployment rate for all of Washington State has declined modestly. King and Snohomish Counties reported unemployment rates lower than the state and national averages, while the unemployment rate for Washington was slightly lower than the national unemployment rate. The lower unemployment rate in King County is reflective of the underlying strength of the local economy. Clallam County reported the highest unemployment rate, although the rate for a smaller, rural county can be impacted to a greater extent by changes in one large employer.

Table 2.4
Sound Community Bank
Market Area Unemployment Trends

Region	2006 Annual Unemployment	July 2007 Unemployment
United States	4.6%	4.9%
Washington	5.0%	4.7%
King County	4.2%	3.7%
Pierce County	5.2%	5.3%
Snohomish County	4.6%	4.0%
Clallam County	5.9%	6.1%

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics/Competition

Table 2.5 displays deposit market trends and deposit market share, respectively, for commercial banks and savings institutions in the market area from June 30, 2003 to June 30, 2006. Deposit growth trends are important indicators of a market area's current and future prospect's for growth. The table indicates that overall deposit growth rates in the Bank's market range from a low of 5.6% annually in King County over the past three years, compared to 8.1% in Pierce County, 9.9% annually in Snohomish County and 6.4% annually in Clallam County. Washington state deposits increased at a rate of 6.9% annually, with savings and loan associations declining in overall deposit, although part of this decline was due to a charter

Table 2.5
Sound Community Bank
Deposit Summary

	As of June 30,						
	2003			2006			Deposit Growth Rate 2003-2006 (%)
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches	
	(Dollars in Millions)						
Washington	$81,522,000	100.0%	1,784	$99,586,000	100.0%	1,871	6.9%
Commercial Banks	54,978,000	67.4%	1,317	76,640,000	77.0%	1,484	11.7%
Savings Institutions	26,544,000	32.6%	467	22,946,000	23.0%	387	-4.7%
King County	$40,179,000	100.0%	503	$47,353,000	100.0%	526	5.6%
Commercial Banks	26,750,000	66.6%	362	36,328,000	76.7%	389	10.7%
Savings Institutions	13,429,000	33.4%	141	11,025,000	23.3%	137	-6.4%
Sound Community	73,482	0.2%	2	92,759	0.2%	2	8.1%
Pierce County	$6,438,000	100.0%	194	$8,126,000	100.0%	199	8.1%
Commercial Banks	4,806,000	74.7%	147	6,526,000	80.3%	156	10.7%
Savings Institutions	1,632,000	25.3%	47	1,600,000	19.7%	43	-0.7%
Sound Community	6,267	0.1%	1	8,249	0.1%	1	9.6%
Snohomish County	$6,084,000	100.0%	166	$8,076,000	100.0%	180	9.9%
Commercial Banks	3,870,000	63.6%	113	5,787,000	71.7%	141	14.4%
Savings Institutions	2,214,000	36.4%	53	2,289,000	28.3%	39	1.1%
Sound Community	11,643	0.2%	1	13,576	0.2%	1	5.3%
Clallam County	$1,117,019	100.0%	30	$1,343,716	100.0%	33	6.4%
Commercial Banks	455,105	40.7%	17	627,334	46.7%	21	11.3%
Savings Institutions	661,914	59.3%	13	716,382	53.3%	12	2.7%
Sound Community	33,042	3.0%	1	61,810	4.6%	1	23.2%

Source: FDIC.

conversion by Sterling Savings Bank, of Spokane, to a commercial bank. Future growth will be facilitated by the large size of the market overall, the competitive environment and the ability of the Bank to attract deposits to its one-office location.

As of June 30, 2006, Sound maintained relatively small deposit market shares in all three Seattle MSA counties, representative of the overall large size of the deposit base and indicating that future deposit gains and market share gains are possible. In the smaller market of Clallam County, the Bank reported a market share of 4.6%. Since June 30, 2003, Sound has increased deposits at a higher rate than the overall markets in King, Pierce and Clallam Counties, evidence that the Bank is competitive in the market. Sound's market share growth in Clallam County is significant and a positive factor in overall deposit growth. As detailed in the data showing competitor deposits (see Table 2.6), significant competitors for the Bank consist of large nationwide and superregional banks, including Bank of America, Washington Mutual and Key Bank, NA, all of which maintain a strong presence in the regional market. This factor, however, allows Sound to position itself as a community bank, locally owned and managed. Additionally, credit unions such as Boeing Employees Credit Union are also formidable competitors.

Summary

The overall condition of the primary market area can be characterized as positive, with growth potential in King County and the other counties of the Seattle MSA, and Clallam County based on regional population and economic projections. The overall total population base within the Bank's market area provides the potential for additional banking customers. In addition, income levels are relatively high and growing in line with national averages, indicating an increasing amount of personal wealth for residents. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in Sound having to pay competitive deposit rates, provide high quality service and continue to provide electronic banking capabilities to increase local market share.

Table 2.6
Sound Community Bank
Market Area Counties Deposit Competitors

Location	Name
King County, WA	Bank of America (32.9%)
	US Bank NA (16.5%)
	Washington Mutual (13.7%)
	Keybank NA (8.2%)
	Sound Community (0.2%)
Pierce County, WA	Keybank NA (17.2%)
	Columbia State Bank (16.3%)
	Bank of America, NA (13.7%)
	Washington Mutual Bank (10.5%)
	Sound Community (0.1%)
Snohomish County, WA	Washington Mutual (17.0%)
	Frontier Bank (15.9%)
	Bank of America (14.5%)
	Cascade Bank (6.8%)
	Sound Community (0.2%)
Clallam County, WA	First FS&LA of Port Angeles (32.6%)
	Bank of American, NA (13.2%)
	Washington Mutual (11.2%)
	Keybank NA (6.0%)
	Sound Community (4.6%)

Source: FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Sound's operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Sound is provided by these public companies. Factors affecting the Bank's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Sound and the Peer Group, will then be used as a basis for the valuation of Sound's to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 40 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Sound's valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Bank's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Bank. The differences between the Peer Group's reported financial data and the financial data of Sound are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Sound's Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded Washington-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Sound. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Bank, the Peer Group companies were selected based on the following criteria: (1) ten smallest publicly-traded MHCs in terms of asset size with seasoned trading histories; and (2) profitable on a reported earnings basis. The asset sizes of the Peer Group companies ranged from $133 million to $398 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 125 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Sound and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Sound and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Sound, we believe such companies form a good basis for the valuation of Sound, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capital relative to the universe of all public thrifts (17.38% of assets versus 12.58% for the all public average), generate slightly lower core earnings on a return on average assets basis (0.44% ROAA versus 0.49% for the all public average), and generate a lower core return on equity (3.10% ROE versus 4.70% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

Table 3.1
Peer Group of Publicly-Traded Thrifts
September 12, 2007(1)

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
BFSB	Brooklyn Federal MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	$398	4	09-30	04/05	$14.01	$188
UCBA	United Comm. Bancorp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	$386 M	5	06-30	03/06	$12.40	$103
LSBK	Lake Shore Bancorp MHC of NY (45.0)	NASDAQ	Dunkirk, NY	Thrift	$349	8	12-31	04/06	$10.40	$67
GCBC	Green County Bancorp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	$326	7	06-30	12/98	$12.28	$51
CHEV	Cheviot Financial Corp. MHC of OH (42.1)	NASDAQ	Cincinnati, OH	Thrift	$316	5	12-31	01/04	$11.99	$110
NECB	NE Comm. Bancorp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	$306	6	12-31	07/06	$10.40	$138
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	$305	8	12-31	11/95	$10.98	$27
JXSB	Jacksonville Bancorp MHC of IL (47.7)	NASDAQ	Jacksonville, IL	Thrift	$275	8	12-31	04/95	$13.39	$27
KFFB	KY First Fed. Bancorp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	$267 M	1	06-30	03/05	$9.89	$82
GOV	Gouverneur Bancorp MHC of NY (42.8)	AMEX	Gouverneur, NY	Thrift	$133	2	09-30	03/99	$11.05	$25

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma).
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) BIF-insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

	All Publicly-Traded(1)	***Reported Basis***	***Fully Converted Basis (Pro Forma)***
Financial Characteristics (Averages)			
Assets ($Mil)	3,136	306	347
Equity/Assets (%)	12.58%	17.38%	26.14
Core Return on Assets (%)	0.49	0.44	0.61
Core Return on Equity (%)	4.70	3.10	2.60
Pricing Ratios (Averages)(2)			
Core Price/Earnings (x)	20.71x	21.46x	28.22x
Price/Book (%)	130.65%	145.72%	83.76%
Price/Assets (%)	16.47	25.67	22.14

(1) Includes thrifts in full stock and MHC form.
(2) Based on market prices as of August 31, 2007.

The following sections present a comparison of Sound's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Sound and the Peer Group (as of June 30, 2007 or the most recent date publicly available). Sound's equity ratio of 6.9% of assets was well below the Peer Group's average ratio of 17.4%. With the consummation of the reorganization and infusion of the net conversion proceeds, the Bank will continue to maintain a lower equity ratio than the Peer Group average. All of the Bank's equity consisted of tangible equity, while the Peer Group's equity included intangibles equal to 0.8% of assets. While Sound's lower pro forma equity ratio will be less favorable from a risk and leverage perspective, the potential for a market level ROE is more achievable in the short-to-intermediate term.

The Bank's asset composition reflects a higher proportion of loans than for the Peer Group at 93.2% and 69.0%, respectively. In contrast, the Bank's cash and investments-to-assets ratio of 3.4% was lower than the Peer Group ratio of 25.4%. Overall, Sound's interest-earning

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2007

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Sound Financial, Inc. of WA																				
June 30, 2007	2.8%	0.6%	93.2%	79.6%	12.0%	0.0%	6.9%	0.0%	6.9%	0.0%	8.45%	12.59%	8.38%	6.01%	19.04%	12.97%	12.97%	6.93%	6.93%	10.47%
All Public Companies																				
Averages	4.4%	19.8%	70.2%	68.7%	17.0%	0.7%	12.4%	1.0%	11.4%	0.0%	4.19%	-1.30%	7.80%	5.50%	-3.95%	2.53%	1.93%	10.76%	10.62%	17.81%
Medians	2.7%	18.1%	70.6%	70.6%	15.4%	0.0%	10.6%	0.1%	9.3%	0.0%	2.76%	-3.77%	7.15%	3.53%	-6.67%	2.42%	1.88%	9.35%	9.33%	15.04%
State of WA																				
Averages	3.1%	13.6%	77.5%	65.8%	20.9%	0.7%	11.7%	1.4%	10.3%	0.0%	7.23%	-1.09%	12.30%	8.11%	-17.03%	3.07%	1.83%	11.03%	11.03%	15.05%
Medians	1.8%	14.2%	79.7%	64.5%	22.2%	0.0%	11.9%	1.1%	10.2%	0.0%	8.52%	-10.91%	11.73%	8.03%	-7.84%	5.85%	2.03%	10.91%	10.91%	13.41%
Comparable Group																				
Averages	4.5%	20.9%	69.0%	71.7%	9.2%	0.2%	17.4%	0.8%	16.6%	0.0%	3.34%	-11.80%	9.90%	0.99%	0.34%	1.70%	1.94%	14.03%	12.69%	23.29%
Medians	2.4%	22.2%	68.3%	70.8%	6.3%	0.0%	15.7%	0.0%	15.7%	0.0%	4.26%	-6.95%	8.14%	6.03%	4.10%	0.88%	2.46%	14.90%	13.45%	24.00%
Comparable Group																				
BFSB Brooklyn Federal MHC of NY (30.0)	2.4%	21.1%	71.8%	70.7%	5.9%	0.0%	21.4%	0.0%	21.4%	0.0%	4.95%	-23.78%	18.37%	6.34%	-8.34%	8.49%	8.49%	16.80%	16.80%	24.00%
CHEV Cheviot Fin. Corp. MHC of OH (42.1)	1.7%	16.7%	77.9%	67.1%	10.3%	0.0%	22.0%	0.0%	22.0%	0.0%	4.74%	-3.06%	6.00%	7.61%	8.20%	-4.55%	-4.55%	16.40%	16.40%	32.80%
GOV Gouverneur Bncrp. MHC of NY (42.8)	2.3%	9.1%	82.0%	56.6%	26.1%	0.0%	15.4%	0.0%	15.4%	0.0%	3.76%	-6.83%	4.38%	1.12%	9.34%	5.05%	5.05%	14.90%	14.90%	26.70%
GCBC Green Co. Bncrp. MHC of NY (44.4)	4.3%	27.0%	63.6%	67.2%	1.5%	0.0%	10.9%	0.0%	10.9%	0.0%	5.94%	-1.83%	9.04%	5.94%	0.00%	5.46%	5.46%	10.07%	10.07%	19.97%
JXSB Jacksonville Bncrp. MHC of IL (47.7)	1.8%	34.3%	58.4%	86.2%	4.3%	0.0%	7.6%	1.0%	6.6%	0.0%	6.54%	2.87%	9.91%	6.12%	17.10%	5.73%	7.16%	NA	7.19%	12.28%
KFFB KY Fst Fed Bncrp MHC of KY(44.5)(1)	0.7%	29.6%	61.5%	52.1%	23.6%	0.0%	23.3%	5.7%	17.7%	0.0%	1.89%	-7.08%	7.23%	-3.34%	22.48%	-3.48%	-4.27%	NA	NA	NA
LSBK *Lake Shore Bncrp. MHC of NY (45.0)*	*3.2%*	*31.2%*	*59.9%*	*70.9%*	*12.2%*	*0.0%*	*14.9%*	0.0%	14.9%	0.0%	-0.51%	-7.16%	1.84%	1.20%	-7.79%	-1.88%	-1.88%	12.00%	12.00%	24.00%
NECB NE Comm. Bancorp MHC of NY (45.0)	13.5%	3.4%	77.8%	59.6%	1.3%	0.0%	35.2%	0.0%	35.2%	0.0%	-1.88%	-48.05%	17.53%	-31.32%	NM	NM	NM	NA	NA	NA
PBHC Pathfinder BC MHC of NY (35.8)	2.4%	23.3%	67.0%	83.7%	6.7%	1.7%	6.8%	1.3%	5.5%	0.0%	2.56%	-4.54%	6.79%	9.80%	-38.27%	0.88%	2.46%	NA	NA	NA
UCBA United Comm. Bncrp. MHC IN (45.0)(1)	12.5%	13.4%	69.5%	83.2%	0.0%	0.0%	16.1%	0.0%	16.1%	0.0%	5.43%	-18.62%	17.68%	6.40%	NM	-0.43%	-0.43%	NA	NA	NA

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

assets amounted to 96.6% of assets, which exceeded the comparable Peer Group ratio of 94.4%, reflecting the Bank's limited investment in fixed assets.

Sound's funding composition reflects a higher ratio of deposits at 79.6%, which exceeds the Peer Group's ratio of 71.7%. In addition, borrowings also accounted for a higher portion of assets at 12.0% and 9.4%, respectively. The primary difference is the equity levels, with the Bank having a much lower level. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 91.6% and 81.1%, respectively. Following the increase in equity provided by the net offering proceeds, the Bank's ratio of interest-bearing liabilities as a percent of assets will continue to be higher than the Peer Group's ratio, based on a lower pro forma equity position.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is lower than the Peer Group's ratio, based on respective ratios of 105.5% and 116.4%. The additional equity realized from net offering proceeds should serve to increase the Bank's IEA/IBL ratio, but the Bank will maintain a comparative disadvantage relative to the Peer Group.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Sound's growth rates are based on annualized growth based on the 18-month period ended June 30, 2007, while the Peer Group's growth rates are based on annual growth rates for the 12 months ended June 30, 2007 (or the most recent 12 month period available). Sound's assets increased at an 8.5% annual growth rate, versus a 3.3% increase in assets posted by the Peer Group on average. Sound's asset growth reflected in a 12.6% increase in cash and investments and an 8.4% increase in loans. Asset growth for the Peer Group was sustained by a 9.9% increase in loans, which was partially offset by an 11.8% decline in cash and investments.

The Bank's asset growth was funded with a 6.0% increase in deposits and a 19.0% increase in borrowings. The Peer Group posted a lower average deposit growth rate of 1.0% and a nominal increase in borrowings. Equity growth rates posted by the Bank and the Peer Group equaled 13.0% and 1.7%, respectively. The Bank's higher equity growth rate was supported by retention of all of its earnings and its lower equity ratio. Comparatively, the Peer Group's equity growth rate was slowed by the overall higher equity ratios but also through dividend payments and stock repurchases during the period. The NM capital growth rate reflected for NE Community Bancorp resulted from the July 2006 offering. The increase in capital realized from stock proceeds will likely depress the Bank's equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Bank's equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Bank and the Peer Group, based on earnings for the 12 months ended June 30, 2007, unless otherwise indicated for the Peer Group companies. Sound and the Peer Group reported net income to average assets ratios of 0.32% and 0.88%, respectively. The Peer Group's higher return was primarily attributable to a lower operating expense ratio despite the Bank maintaining the advantage in terms of the net interest income ratio (higher), loss provisions (lower), non-interest income (higher) and effective tax rate (lower).

The Bank's marginally higher net interest income ratio was realized through maintenance of a higher interest income, offset in part by a higher interest expense ratio, with the interest expense ratio elevated due to the higher proportion of interest-bearing liabilities used to fund the asset base. The Bank's higher interest income ratio was supported by the higher level of interest-earning assets to assets, loans/assets ratio, and yield earned on interest-earning assets. The Peer Group's lower interest expense ratio was supported by a lower cost of funds and higher equity ratio.

The Peer Group maintained a much lower operating expense ratio than the Bank, at 2.81% and 3.63%, respectively. The Peer Group's lower operating expense ratio reflected its higher asset per employee than the Bank, at $4.0 million and $3.5 million, respectively. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2007

	Net Income	Net Interest Income: Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	Goodwill Amort.	Non-Op. Items: Net Gains	Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Sound Financial, Inc. of WA																			
June 30, 2007	0.32%	6.31%	3.25%	3.06%	0.01%	3.05%	0.00%	0.00%	1.04%	1.04%	3.63%	0.00%	0.00%	0.00%	6.66%	3.56%	3.10%	$3,548	30.00%
All Public Companies																			
Averages	0.50%	5.83%	3.09%	2.73%	0.11%	2.63%	0.03%	0.00%	0.62%	0.65%	2.57%	0.02%	0.07%	0.00%	6.19%	3.58%	2.62%	$5,493	32.41%
Medians	0.55%	5.74%	3.10%	2.72%	0.06%	2.61%	0.00%	0.00%	0.50%	0.52%	2.49%	0.00%	0.01%	0.00%	6.05%	3.62%	2.67%	$4,443	32.63%
State of WA																			
Averages	1.17%	6.75%	3.18%	3.58%	0.07%	3.50%	0.04%	0.01%	0.75%	0.79%	2.53%	0.03%	0.04%	0.00%	7.35%	3.57%	3.79%	$5,846	34.17%
Medians	1.40%	6.56%	3.33%	3.58%	0.07%	3.51%	0.01%	0.00%	0.88%	0.97%	3.14%	0.03%	0.04%	0.00%	7.26%	3.65%	4.46%	$3,917	34.73%
Comparable Group																			
Averages	0.88%	5.60%	2.60%	3.00%	0.06%	2.94%	0.02%	-0.01%	0.56%	0.58%	2.79%	0.02%	0.67%	0.00%	5.93%	3.19%	2.74%	$3,959	31.20%
Medians	0.58%	5.51%	2.69%	2.90%	0.04%	2.79%	0.00%	0.00%	0.59%	0.59%	2.83%	0.00%	0.01%	0.00%	5.83%	3.28%	2.85%	$3,827	33.50%
Comparable Group																			
BFSB Brooklyn Federal MHC of NY (30.0)	0.97%	6.87%	2.59%	4.28%	0.03%	4.24%	0.00%	0.00%	0.64%	0.64%	3.41%	0.00%	0.02%	0.00%	7.17%	3.35%	3.82%	$5,307	35.09%
CHEV Cheviot Fin. Corp. MHC of OH (42.1)(3)	0.34%	5.60%	2.96%	2.64%	0.00%	2.64%	0.00%	0.00%	0.15%	0.15%	2.28%	0.00%	0.01%	0.00%	5.80%	3.85%	1.95%	$5,861	33.50%
GOV Gouverneur Bncrp. MHC of NY (42.8)	0.82%	6.09%	2.89%	3.20%	0.04%	3.16%	0.00%	0.01%	0.64%	0.65%	2.67%	0.00%	-0.09%	0.00%	6.50%	3.49%	3.01%	$3,900	37.25%
GCBC Green Co. Bncrp. MHC of NY (44.4)	0.72%	5.39%	2.04%	3.34%	0.09%	3.25%	0.00%	0.00%	1.25%	1.25%	3.50%	0.00%	-0.08%	0.00%	5.66%	2.30%	3.36%	$2,883	31.23%
JXSB Jacksonville Bncrp. MHC of IL (47.7)	0.22%	5.53%	3.10%	2.43%	0.01%	2.42%	0.13%	-0.02%	0.76%	0.88%	2.99%	0.03%	-0.01%	0.00%	5.85%	3.42%	2.43%	$2,477	14.45%
KFFB KY Fst Fed Bncrp MHC of KY(44.5)(1)(3)	0.32%	4.88%	2.89%	1.99%	0.00%	1.99%	0.00%	0.00%	0.07%	0.07%	1.50%	0.05%	0.01%	0.00%	5.32%	3.82%	1.50%	NM	NM
LSBK Lake Shore Bncrp. MHC of NY (45.0)	0.44%	5.10%	2.46%	2.64%	0.05%	2.59%	0.00%	0.00%	0.55%	0.55%	2.52%	0.00%	0.00%	0.00%	5.38%	2.97%	2.41%	$3,754	28.68%
NECB NE Comm. Bancorp MHC of NY (45.0)	3.98%	5.40%	1.73%	3.67%	0.11%	3.56%	0.00%	0.00%	0.31%	0.31%	3.25%	0.00%	6.38%	0.00%	5.76%	2.52%	3.24%	$4,315	43.01%
PBHC Pathfinder BC MHC of NY (35.8)	0.27%	5.49%	2.74%	2.76%	0.04%	2.71%	0.09%	-0.07%	0.87%	0.89%	3.30%	0.07%	0.11%	0.00%	5.93%	2.97%	2.96%	$3,172	20.47%
UCBA United Comm. Bncrp. MHC IN (45.0)(1)	0.72%	5.68%	2.83%	3.05%	0.18%	2.86%	0.00%	0.00%	0.40%	0.40%	2.45%	0.00%	0.35%	0.00%	5.96%	3.21%	2.74%	NM	37.10%

(1) Financial information is for the quarter ending March 31, 2007.
(3) Income and expense information has been annualized from available financial information.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In terms of expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings power was stronger than the Bank's, at 0.84x and 1.07x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income provided a larger contribution to the Bank's earnings, with such income amounting to 1.04% and 0.58% of the Sound's and the Peer Group's average assets, respectively. Such income increased the Bank's earnings power, but the disadvantage relative to the Peer Group remained. Specifically, Sound's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 88.5% was less favorable than the Peer Group's efficiency ratio of 78.5%.

Loan loss provisions had a larger impact on the Peer Group's earnings, as minimal loan loss provisions were established by the Bank during the 12 month period. Loan loss provisions for the Peer Group equaled 0.06% of average assets, in contrast to 0.01% for the Bank. The relatively minor impact of loan loss provisions on the Bank's and the Peer Group's earnings were indicative of their generally favorable credit quality measures and low risk lending strategies.

Net gains for the Peer Group equaled 0.67% of average assets, which was supported by a large net gain posted by NE Community Bancorp equal to 6.38% of average assets. The gain recorded by NE Community Bancorp was realized through the sale of a branch office. Comparatively, net gains for the Bank were nominal. Given the generally non-recurring nature of gains and losses resulting from the sale of loans, investments and other assets, the net gains reflected in the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of the Bank's and the Peer Group's respective earnings. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

Taxes had a slightly larger impact on the Peer Group's earnings, as Sound and the Peer Group posted effective tax rates of 30.00% and 31.20%, respectively.

Loan Composition

Table 3.4 presents data related to the Bank's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities and CMOs). The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (54.7% versus 48.1% for the Peer Group). The Bank's higher ratio was substantially attributable to maintaining a higher concentration of 1-4 family loans, as the Bank maintained minimal levels of mortgage-backed securities. Loans serviced for others equaled 55.1% and 12.1% of the Bank's and the Peer Group's assets, respectively, thereby indicating a greater influence of loan servicing income on the Bank's profitability. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, versus a much large value for the Bank.

Diversification into higher risk and higher yielding types of lending was more significant for the Bank in comparison to the Peer Group companies on average. Consumer loans represented the most significant area of lending diversification for the Bank (20.7% of assets), followed by commercial real estate/multi-family loans (9.9% of assets). The Peer Group's lending diversification also consisted primarily of commercial real estate/multi-family loans (20.4% assets), while other areas of lending diversification for the Peer Group were fairly evenly distributed between construction/land loans (3.1% of assets), commercial business loans (2.3% of assets), and consumer loans (1.9% of assets). Other areas of lending diversification for the Bank consisted of construction/land loans (4.2% of assets) and commercial business loans (4.0% of assets). The Bank's higher concentration of assets in loans translated into a higher risk weighted assets-to-assets ratio for the Bank (68.98% versus 56.37% for the Peer Group).

Credit Risk

Overall, the credit risk associated with the Bank's and the Peer Group's balance sheets were considered to be fairly similar, as implied by a comparison of their respective credit quality measures. As shown in Table 3.5, Sound's level of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets was well below the comparable Peer Group ratio. The Bank a lower level of loss reserves as a percent of non-performing loans than the peer Group (119.9% versus 142.0%, respectively), and as a percent of loans were higher for

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2007

Institution		Portfolio Composition as a Percent of Assets								
		MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Sound Financial, Inc. of WA		0.05%	54.69%	4.18%	9.88%	4.00%	20.74%	68.98%	$127,090	$854
Comparable Group										
Averages		9.57%	38.51%	3.10%	20.42%	2.25%	1.85%	56.37%	$36,896	$138
Medians		7.64%	39.31%	2.24%	10.39%	1.32%	1.22%	58.75%	$10,946	$0
Comparable Group										
BFSB	Brooklyn Federal MHC of NY (30.0)	21.10%	13.96%	12.77%	43.80%	0.00%	0.20%	71.63%	$134,326	$0
CHEV	Cheviot Financial Corp. MHC of OH (42.1)	4.43%	67.72%	3.72%	6.21%	0.00%	0.03%	50.90%	$8,212	$69
GOV	Gouverneur Bancorp MHC of NY (42.8)	4.55%	65.51%	2.48%	7.01%	1.14%	6.94%	58.25%	$0	$0
GCBC	Green County Bancorp MHC of NY (44.4)	10.86%	49.32%	3.34%	7.75%	3.01%	1.40%	52.74%	$0	$0
JXSB	Jacksonville Bancorp MHC of IL (47.7)	4.30%	26.19%	2.00%	14.22%	7.60%	3.97%	62.32%	$130,219	$1,012
KFFB	KY First Fed. Bncrp. MHC of KY (44.5)(1)	13.39%	33.08%	0.82%	0.77%	0.00%	2.49%	31.84%	$0	$0
LSBK	Lake Shore Bancorp MHC of NY (45.0)	20.22%	50.51%	0.92%	5.09%	2.50%	0.66%	52.20%	$13,679	$0
NECB	NE Commercial Bancorp MHC of NY (45.0)	1.58%	0.15%	0.98%	78.14%	0.00%	0.20%	59.26%	$2,984	$0
PBHC	Pathfinder BC MHC of NY (35.8)	7.52%	41.95%	0.65%	13.03%	6.77%	1.05%	61.46%	$52,896	$58
UCBA	United Comm. Bancorp MHC IN (45.0)(1)	7.78%	36.67%	3.35%	28.18%	1.50%	1.55%	63.14%	$26,645	$238

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Sound Financial, Inc. of WA	0.00%	0.24%	0.26%	0.31%	119.93%	119.93%	$162	0.08%
All Public Companies								
Averages	0.09%	0.60%	0.61%	0.84%	236.18%	205.29%	$486	0.11%
Medians	0.01%	0.40%	0.43%	0.78%	178.00%	115.61%	$65	0.03%
State of WA								
Averages	0.01%	0.06%	0.06%	0.96%	380.81%	295.73%	$114	0.03%
Medians	0.01%	0.05%	0.06%	1.09%	380.81%	295.73%	$131	0.01%
Comparable Group								
Averages	0.06%	0.42%	0.55%	0.73%	141.99%	109.24%	$27	0.04%
Medians	0.03%	0.39%	0.49%	0.71%	130.93%	90.60%	$15	0.00%
Comparable Group								
BFSB Brooklyn Federal MHC of NY (30.0)	0.00%	0.03%	0.04%	0.61%	NA	NA	$0	0.00%
CHEV Cheviot Fin. Corp. MHC of OH (42.1)	0.23%	0.23%	0.15%	0.29%	98.10%	114.11%	$110	0.18%
GOV Gouverneur Bncrp. MHC of NY (42.8)	0.07%	0.44%	0.49%	0.83%	166.12%	158.25%	$14	0.05%
GCBC Green Co. Bncrp. MHC of NY (44.4)	0.00%	0.36%	0.56%	0.71%	217.89%	124.20%	$36	0.07%
JXSB Jacksonville Bncrp. MHC of IL (47.7)	0.13%	0.79%	1.16%	1.12%	201.22%	84.50%	$32	0.08%
KFFB KY Fst Fed Bncrp MHC of KY(44.5)(1)	0.00%	0.33%	NA	NA	NA	80.45%	$0	0.00%
LSBK Lake Shore Bncrp. MHC of NY (45.0)	0.01%	0.41%	0.39%	0.62%	138.45%	90.60%	$1	0.00%
NECB NE Comm. Bancorp MHC of NY (45.0)	0.00%	0.27%	0.36%	0.64%	103.64%	156.05%	$0	0.00%
PBHC Pathfinder BC MHC of NY (35.8)	0.15%	0.54%	0.66%	0.76%	123.40%	86.36%	$65	-0.01%
UCBA United Comm. Bncrp. MHC IN (45.0)(1)	0.05%	0.81%	1.10%	0.98%	87.10%	88.67%	$16	0.00%

(1) Financial information is for the quarter ending March 31, 2007.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

the Peer Group (0.31% versus 0.73%, respectively). Net loan charge-offs were higher for the Bank than the Peer Group.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. Most notably, the Peer Group maintained higher tangible equity/assets and IEA/IBL ratios compared to the Bank, but a lower level of non-interest earning assets. On a pro forma basis, the infusion of net offering proceeds should serve to narrow the Bank's disadvantage relative to the Peer Group in terms of the balance sheet interest rate risk characteristics, particularly with respect to the pro forma increases in the Bank's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest income ratio, we reviewed quarterly changes in net interest income as a percent of average assets for Sound and the Peer Group. In general, there was a slightly greater degree of volatility reflected in the quarterly changes in the Bank's net interest income ratios, based on the interest rate environment that prevailed during the period covered in Table 3.5. The large decline in the September 2006 quarter for the Bank's net interest income reflected the sale of the high yielding credit card portfolio. However, the stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, since interest rate sensitive liabilities will be funding a lower portion of the Bank's assets.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Sound. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2007 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	6/30/2007	3/31/2007	12/31/2006	9/30/2006	6/30/2006	3/31/2006
				(change in net interest income is annualized in basis points)					
Sound Financial, Inc. of WA	6.9%	105.5%	3.4%	-6	-9	-7	-68	18	8
All Public Companies	11.3%	110.0%	5.6%	1	0	-8	-6	-3	0
State of WA	10.3%	107.8%	5.8%	-5	-2	-7	-7	-5	2
Comparable Group									
Averages	16.6%	117.9%	5.6%	-3	-4	-7	-4	-6	0
Medians	15.8%	114.2%	5.4%	-2	-3	-8	-2	-6	0
Comparable Group									
BFSB Brooklyn Federal MHC of NY (30.0)	21.4%	124.5%	4.7%	-13	7	19	6	7	23
CHEV Cheviot Fin. Corp. MHC of OH (42.1)	22.0%	124.6%	3.6%	-1	NA	NA	-16	-10	-6
GOV Gouverneur Bncrp. MHC of NY (42.8)	15.4%	113.1%	6.6%	-8	1	-8	-2	-13	-13
GCBC Green Co. Bncrp. MHC of NY (44.4)	10.9%	106.9%	5.1%	1	-10	-5	-9	-6	5
JXSB Jacksonville Bncrp. MHC of IL (47.7)	6.6%	104.4%	5.5%	6	-16	-15	-17	-13	0
KFFB KY Fst Fed Bncrp MHC of KY(44.5)(1)	17.7%	121.0%	8.2%	NA	-1	-15	NA	NA	-12
LSBK Lake Shore Bncrp. MHC of NY (45.0)	14.9%	113.5%	5.7%	-9	-3	-28	11	16	-17
NECB NE Comm. Bancorp MHC of NY (45.0)	35.2%	155.4%	5.3%	3	-4	13	-10	-45	NA
PBHC Pathfinder BC MHC of NY (35.8)	5.5%	100.8%	7.2%	-2	-2	0	0	-5	2
UCBA United Comm. Bncrp. MHC IN (45.0)(1)	16.1%	114.8%	4.6%	NA	-6	-27	1	19	18

(1) Financial information is for the quarter ending March 31, 2007.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Sound's estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Sound's value, the market value of the stocks of public MHC institutions, or Sound's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Sound coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. The Bank's interest-earning asset composition exhibited a higher concentration of loans, and a higher level of lending diversification into higher risk and higher yielding types of loans. Accordingly, the Bank's asset composition provided for higher yield on interest-earning assets as well as a higher risk weighted assets ratio in comparison to the Peer Group. Sound's funding composition reflected both a higher level of deposits and a higher level of borrowings than the comparable Peer Group ratios, due to the Bank's much lower equity/assets ratio, which resulted in a higher cost of funds than for the Peer Group. The Bank's comparatively higher level of interest-earning assets and interest-bearing liabilities combined to result in a lower IEA/IBL ratio than for the Peer Group. The infusion of net offering proceeds should increase the Bank's IEA/IBL ratio, however the ratio is expected to remain below the Peer Group on a pro forma basis. On balance, RP Financial concluded that the Bank's pro forma asset/liability composition was a slightly positive factor in our adjustment for financial condition.

- Credit Quality. The Bank's ratios for non-performing assets and non-performing loans ratios were lower than the comparable Peer Group ratios. At the same time, loss reserves as a percent of non-performing loans and total loans were lower for the Bank than the Peer Group. Net loan charge-offs were higher for Sound. The

Bank maintained a higher risk weighted assets ratio than the Peer Group. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition.

- Balance Sheet Liquidity. The Peer Group maintained a much higher level of assets in cash and investments than Sound. Following the infusion of net offering proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds will be initially deployed into investments. The Bank's future borrowing capacity was considered to be slightly lower than Peer Group's, based on the higher level of borrowings currently maintained by Sound. Overall, RP Financial concluded that this was a slightly negative factor in our adjustment for financial condition.

- Funding Liabilities. The Bank's funding composition reflects a higher concentration of deposits and a higher concentration of borrowings relative to the comparable Peer Group ratios, which provided the Bank with a higher cost of funds than maintained by the Peer Group. Total interest-bearing liabilities as a percent of assets were higher for the Bank compared to the Peer Group ratio, which was attributable to Sound's lower equity position. On a pro forma basis, Sound's equity ratio will remain lower than the Peer Group average; thus, Sound's interest-bearing liabilities/assets ratio is expected to remain higher than the Peer Group. Accordingly, we concluded that this was a moderately negative factor in our adjustment for financial condition.

- Equity. The Peer Group operates with a higher equity-to-assets ratio than the Bank, and following the stock offering, Sound's pro forma equity position will continue to be lower than the Peer Group's equity-to-assets ratio. The increase in the Bank's pro forma equity position, however, will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Bank's lower earnings will likely result in a lower ROE, despite the lower equity level. On balance, RP Financial concluded that equity was less favorable than for the Peer Group.

On balance, we applied a slight downward adjustment for the Bank's financial condition, taking into account the benefits of the net offering proceeds.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Profitability. The Peer Group maintains a considerable profitability relative to the Bank, particularly given the much lower operating expense ratio. In comparison, the Bank maintains a slight to moderate advantage in the other profitability components. Reinvestment of the net offering proceeds into interest-earning assets will increase the Bank's earnings, net of the stock benefit plan expenses. On balance, RP Financial concluded that the Bank's reported profitability was a negative factor in our adjustment for profitability, growth and viability of earnings.

- Core Profitability. The Bank realized much less in non-core earnings than the Peer Group; but even after adjusting for such non-core revenue sources, the Bank maintained a considerable profitability disadvantage. Therefore, RP Financial concluded that this was a negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. While the net offering proceeds are expected to diminish the Bank's interest rate risk, the Peer Group's advantage is expected to continue given the higher average equity level and more favorable expense coverage ratio. On balance, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. The Bank's credit risk profile appears to be somewhat higher given its higher risk-weighted assets ratio and lower reserve levels, despite the currently more favorable level of non-performing assets. Overall, RP Financial concluded that earnings credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. The Bank's historical loan growth was similar to the Peer Group's, indicating a similar ability to expand the interest-earning asset base. The infusion of net offering proceeds will provide the Bank with improved growth potential through leverage than currently maintained, however such growth potential will remain lower than the Peer Group's based on the lower pro forma capital position. Furthermore, the Bank's lower profitability provides less opportunity for branching expansion given the related start-up costs. Overall, earnings growth potential was considered to be a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. The Bank's current ROE advantage to the Peer Group will be reversed on a pro forma basis given the Bank's lower profitability. Accordingly, this was a downward adjustment in the factor for profitability, growth and viability of earnings.

Accordingly, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Sound recorded stronger asset growth than the Peer Group (8.5% growth versus 3.3% growth for the Peer Group), although loans growth was somewhat stronger for the Peer Group (9.9% versus 8.3% for the Bank). The Bank intends to payoff a large portion of the existing borrowings with the conversion proceeds, and then continue with a retail growth strategy. Sound operates in a relatively strong and growing market area, which provides support for growth objectives. On a pro forma basis, the Bank's tangible equity-to-assets ratio will be below the Peer Group average, implying lower leverage capacity for the Bank. Accordingly, on balance, we believe that no valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Sound's primary market area for deposits is considered to be the immediate areas surrounding the Bank's offices in the Seattle metropolitan area and in the region surrounding Sequim, while lending activities extend over a somewhat greater geographical area inclusive of the Seattle MSA. The markets served by the Bank are somewhat more affluent than statewide averages, thereby fostering significant competition among financial services companies that includes other locally-based thrifts and banks, as well as regional and super regional banks.

The Peer Group companies operate in a combination of urban, suburban and rural markets with lower population bases as the markets served by Sound. In general, the Peer Group companies operated in markets with slower growing populations. Comparative per capita income measures imply that the greater Seattle MSA areas is a more affluent market area compared to the markets served by the Peer Group companies. Sound's deposit market share in King County was less than the majority of the Peer Group companies, indicating a less competitive position advantage for the Bank. Overall, the growth potential in the markets served by the Peer Group companies was for the most part viewed to be less favorable than provided by the Bank's primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, July 2007 unemployment rates for all of markets served by the Peer Group companies exceeded the unemployment rate reflected for King County. On balance, we concluded that a slight upward adjustment was appropriate for the Bank's market area.

Table 4.1
Market Area Unemployment Rates
Sound and the Peer Group Companies(1)

	County	July 2007 Unemployment
Sound - WA	King	3.7%
Peer Group Average		5.5%
Brooklyn Federal MHC – NY	Kings	6.7%
Cheviot Financial MHC – OH	Hamilton	5.1
Gouverneur Bancorp MHC – NY	St. Lawrence	5.8
Greene Co. Bancorp MHC - NY	Greene	4.8
Jacksonville Bancorp MHC – IL	Morgan	5.1
Kentucky First Fed. Bancorp – KY	Perry	7.5
Lake Shore Bancorp. MHC – NY	Chautauqua	4.5
NE Community Bancorp MHC – NY	New York	5.2
Pathfinder Bancorp MHC - NY	Oswego	5.1
United Comm. Bancorp MHC – IN	Dearborn	5.1

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Nine out of the ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.14% to 4.07%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.45% as of August 31, 2007. As of August 31, 2007, approximately 82% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit

IV-1), exhibiting an average yield of 2.34%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for Sound also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Bank will be subject to the same regulatory dividend policy as all of the Peer Group companies. Accordingly, we believe that to the extent Sound's pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Bank has not established a definitive dividend policy prior to converting, the Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Bank's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and the remaining company trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $9.7 million to $61.9 million as of August 31, 2007, with average and median market values of $33.7 million and $34.2 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 881,000 to 6.0 million, with average and median shares outstanding of 2.9 million and 3.4 million, respectively. The Bank's minority stock offering is expected to have a pro forma market value and shares outstanding that are well below the average and median market values and shares outstanding indicated for the Peer Group. It is anticipated that the Bank's stock will be listed for trading on the OTC Bulletin Board. Overall, we anticipate that the Bank's public stock will have a less liquid trading market than the Peer Group companies on average and, therefore, concluded that a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks traded in a narrow range before strengthening at the end of August 2006 and into early-September, as oil prices dropped below $70 a barrel for the first time in two months and the unemployment rate for August dropped to 4.7%. The Dow Jones Industrial Average ("DJIA") moved to a four-month high in mid-September, with further declines in oil prices and the Federal Reserve's decision to leave rates unchanged helping to sustain the positive trend. Stocks retreated modestly heading into late-September, as investors reacted negatively to an economic report showing a slow down in business activity in the Mid-Atlantic region. Lower oil prices and a strong consumer sentiment report helped stocks to rally at the close of the third quarter.

The broader stock market rally was sustained into the fourth quarter of 2006, as the DJIA moved to an all-time high in early-October. Lower oil prices and growing expectations that the next move by the Federal Reserve would be to cut rates extended the stock market rally into mid-October, with the DJIA approaching the 12000 mark. The DJIA closed above 12000 heading into late-October 2006, with optimism about corporate earnings, the Federal Reserve's decision to hold rates steady and lower oil prices sustaining the rally. Despite a slight pullback at the end of October, the 3.4% gain in the DJIA for October was the best monthly gain since November 2005. Stocks continued to edge lower at the beginning of November, but then rebounded strongly in mid-November. Favorable inflation data reflected in wholesale and consumer prices for October, merger news and upbeat comments by the Federal Reserve about interest rates were factors that contributed to the rally in the broader market. Stocks traded in a narrow range ahead of the holiday shopping season in late-November. After posting a big one day loss in late-November on concerns about retail sales, lower oil prices, merger news and favorable economic reports provided a boost to stocks in early-December. The DJIA traded to record highs in mid- and late-December, as stocks benefited from some robust economic reports and investors betting on a strong finish for the year.

Lower oil prices helped to sustain the positive trend in stocks at the start of 2007, which was followed by a mild pullback due to weakness in technology stocks. Optimism about the economy and some favorable earnings reports helped to lift the DJIA to a record high heading into late-January 2007, which was followed by a one day sell-off on a weak housing report and concerns about higher rates. Stocks surged higher at the end of January 2007, as the Federal Reserve's late-January meeting concluded with no change in rates. The broader stock market traded in a narrow range in early-February and then the DJIA rallied to a new record in mid-February. Comments by the Federal Reserve Chairman that helped to alleviate concerns of higher rates, as well as lower oil prices, were factors that contributed to the mid-February rally. Comparatively, higher oil prices contributed to a downturn in stocks heading into late-February. A sell-off in China's stock market turned into a global market sell-off, as the DJIA plunged over 400 points on February 27th.

Stocks recovered some of the losses from the one day sell-off in early-March 2007, as the broader stock market benefited from a rebound in China's stock market. Mounting troubles for subprime mortgage lenders and weak economic data fueled a sharp downturn in the broader stock market in mid-March. Following the sell-off, merger announcements, rallies in overseas markets and a drop in oil prices supported a rebound in the broader stock market ahead of the March meeting of the Federal Reserve. The Federal Reserve's decision to hold rates steady further strengthened the rebound in the stock market as investors were buoyed by the Federal Reserve's assessment that the economy would continue to expand at a moderate pace. Stocks fluctuated at the close of the first quarter on mixed economic data.

Signs of an improving housing market provided a boost to the stock market at the start of the second quarter 2007, with news of an increase in an index of pending existing home sales during February supporting a one-day gain of more than 120 points in the DJIA. News of Iran's release of British hostages, lower oil prices and a favorable March employment report also contributed to the broader market gains in early-April. The broader market rally continued through most of April, as merger news and strong corporate profits lifted the DJIA above a close of 13000 in late-April. For the month of April, the DJIA closed up 5.7%. Stronger than expected manufacturing data and lower oil prices helped to propel the DJIA to five consecutive record highs in early-May. Following a sharp one day sell-off on a weak retail sale report for April, the positive trend in the broader stock market continued into mid-May. A new wave of corporate deals, lower oil prices and a stronger than expected reading for May consumer confidence were noted factors that help to sustain the rally. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China's stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half of June on continued inflation concerns, as well as higher oil prices and weakness in the housing market.

The broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at record highs in mid-July. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. A favorable second quarter earnings report by IBM helped the DJIA close above the 14000 mark heading into late-July, which was followed a general downturn in stocks during late-July and early-August. Stocks were driven lower by fears that the housing slump was spreading to the broader economy and concerns of a widening credit crunch prompted by home mortgage lenders cutting off credit or raising rates for a growing number of borrowers. The stock market turned highly volatile in mid-August, reflecting mixed economic news and the ongoing fallout from the credit crisis. Volatility in the stock market continued to prevail through the end of August, based on concerns about the impact of the credit crunch on the economy and speculation about whether or not the Federal Reserve would cut rates at the September meeting. As an indication of the general trends in the nation's stock markets over the past year, as of August 31, 2007 the DJIA closed at 13357.74 an increase of 17.4% from one year ago and an increase of 7.2% year-to-date, and the NASDAQ closed at 2596.36 an increase of 18.9% from one year ago and an increase of 7.5% year-to-date. The Standard & Poors 500 Index closed at 1473.99 on August 31 2007 an increase of 13.1% from one year ago and an increase of 3.9% year-to-date.

The market for thrift stocks has been mixed during the past 12 months, but, in general, thrift stocks have underperformed the broader stock market. Thrift stocks trended lower in late-August 2006 reflecting concerns of a slowdown in housing, while a favorable August employment report provided a boost to the thrift sector at the beginning of September. Inflationary fears prompted a brief sell-off in thrift stocks heading into mid-September, which was followed by a rebound as falling oil prices benefited stocks in general.

Thrift stocks advanced at the start of the fourth quarter of 2006, based on economic data that suggested the economy was slowing and comments from the Federal Reserve Chairman that raised hopes of a decline in short-term interest rates. Acquisition news and strength in the broader market sustained the upward trend in thrift stocks into mid-October. Thrift stocks sold off with the broader market at the end of October and into early-November, as economic data showing slower growth raised concerns for some investors. Strength in the broader market supported a rebound in thrift stocks ahead of the national elections. Favorable inflation data boosted thrifts stocks along with the broader market in mid-November. Weaker than expected housing data pressured thrift stocks lower heading into late-November. Merger news, including Bank of New York's announced merger with Mellon Financial Corp., sparked gains in thrift stocks in early-December 2006. Thrift stocks traded in a narrow range through mid-December, as the Federal Reserve left interest rates unchanged as expected. An upbeat report on home sales helped thrift and bank stocks participate in the broader market rally in late-December.

Thrift stocks traded lower at the beginning of 2007, as a favorable employment report for December reduced expectations of the Federal Reserve cutting interest rates. Mixed fourth quarter earnings reports and investor nervousness ahead of the Federal Reserve meeting provided for a choppy trading market for thrift issues in mid- and late-January. Thrift stocks posted gains in late-January and early-February, as thrift investors reacted favorably to the Federal Reserve's decision to hold rates steady. While the DJIA moved to a new high in mid-February, thrift stocks traded in a narrow range heading into late-February. The late-February sell-off triggered by the downturn in China's stock market hit thrift stocks as well. Selling pressure in thrift stocks increased during the first half of March, as mortgage lenders in general were hurt by the deterioration in market conditions for subprime mortgage lenders. In mid-March, the Mortgage Bankers Association reported that subprime mortgage delinquencies rose to a four year high during the fourth quarter of 2006. Thrift stocks participated in the broader stock market rally following the Federal Reserve's decision to hold rates steady at its March meeting, based on expectations that the economy would continue to expand at a moderate pace. Thrift stocks pulled back in late-March, as lenders were hurt by news that sales of new homes fell for the second straight month in February and consumer confidence dropped in March.

A favorable report on February pending existing home sales sparked gains in thrift stocks at the start of the second quarter of 2007. In contrast to the broader market, thrift stocks trended lower in mid-April as a weak housing market and the overhang of problems in the subprime lending market continued to weigh on the thrift sector. Some positive earnings reports helped to boost thrift stocks heading into the second half of April, but the rally did not match gains posted in the broader market. A late-April report showing a decline in home sales in March served to dampen enthusiasm for thrift stocks, while news of Bank of America's $21 billion proposed acquisition of LaSalle Bank Corp. had little impact on trading activity among thrift and bank stocks. Thrift stocks headed higher along with the broader stock market in early-May, but did not sustain the upward momentum into mid-May. A disappointing report on the outlook for the housing market weighed on the thrift sector in mid-May, with the National Association of Home Builders report projecting that home sales and housing production would not begin to improve until late in 2007. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second half of June.

The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody's announced plans to downgrade securities backed by subprime mortgages. Bargain hunting and strength in the broader market supported a brief rebound in thrift stocks in mid-July, which was followed a sharp sell off on fears of spreading subprime problems and some second quarter earnings reports showing deterioration in credit quality. A disappointing second quarter earnings report by Countrywide Financial and a larger-than-expected decline in new home sales knocked thrift equities lower in late-July. The downturn in thrift stocks continued into the beginning of August on news that American Home Mortgage Investment Corp. was shutting down operations due to liquidity problems. Thrift stocks participated in the volatility exhibited in the broader market volatility in mid-August, but, in general, the downward trend in thrift equities continued during the first half of August. Thrift equities benefited from the mid-August discount rate cut by the Federal Reserve and then fluctuated along with the broader market through the end of August based on speculation over the outcome of the Federal Reserve's next meeting. On August 31, 2007, the SNL Index for all publicly-traded thrifts closed at 1,537.5 a decrease of 8.7% from one year ago and a decrease of 16.0% year-to-date. The SNL MHC Index closed at 3,516.6 on August 31, 2007, an increase of 4.1% from one year ago and a decrease of 9.2% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. As shown in Table 4.2, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for purposes of our analysis. Two of the MHC offerings were closed at the top of their super ranges and one was closed at the minimum of its valuation range. Of the three MHC offerings, Hometown Bancorp's offering was considered to be more comparable to the Bank's offering. Beneficial Mutual Bancorp ("Beneficial") is a significantly larger institution than Sound and completed a simultaneous acquisition with the stock offering. FSB Community Bancshares' offering had to be extended to close at the minimum of the offering range and, to date, the stock has only traded on one day since closing on August 15, 2007. Hometown Bancorp had pre-conversion assets of $124 million and raised gross proceeds of $10.7 million in a 45% public offering. On a fully-converted basis, Hometown Bancorp's closing pro forma price/tangible book ratio equaled 82.6%. Hometown Bancorp's stock price was unchanged from the IPO price after the first week of trading and closed 17.5% below the IPO price as of August 31, 2007. Beneficial's stock price was down 6.2% from the IPO price after the first week of trading and closed 5.0% below the IPO

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans			
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$ 216	13.74%	0.12%	852%	$ 63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$ 61	7.96%	1.46%	64%	$ 13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%
Averages - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%
Medians - Standard Conversions:			$ 139	10.85%	0.79%	458%	$ 38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%
Second Step Conversions																
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%
Averages - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%
Medians - Second Step Conversions:			$ 951	12.15%	0.25%	67%	$ 139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%
Mutual Holding Company Conversions																
FSB Community Bncshrs, Inc., NY*	8/15/07	FSBC-OTCBB	$ 151	9.05%	0.03%	700%	$ 8.4	47%	85%	10.2%	N.A.	N.A.	8.3%	4.2%	10.4%	3.2%
Beneficial Mutual Bancorp, Inc., PA	7/16/07	BNCL-NASDAQ	$ 3,483	11.44%	0.50%	207%	$ 236.1	44%	132%	1.3%	C/S	500K/4.02%	8.8%	4.4%	11.1%	1.3%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$ 124	7.04%	0.39%	167%	$ 10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%
Averages - Mutual Holding Company Conversions:			$ 1,253	9.18%	0.31%	358%	$ 85.1	45%	117%	6.0%	NA	NA	8.6%	4.3%	10.8%	2.9%
Medians - Mutual Holding Company Conversions:			$ 151	9.05%	0.39%	207%	$ 10.7	45%	132%	6.5%	NA	NA	8.7%	4.4%	10.9%	3.2%
Averages - All Conversions:			$ 831	10.23%	0.46%	343%	$78.7	68%	115%	4.7%	NA	NA	8.2%	4.1%	10.3%	3.8%
Medians - All Conversions:			$ 184	10.25%	0.32%	187%	$38.7	52%	126%	3.8%	NA	NA	8.2%	4.1%	10.2%	3.8%

Institution	Initial Dividend Yield (%)	Pro Forma Data: Pricing Ratios(3) P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac. Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends, Closing Price: First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 8/31/07 ($)	% Change (%)
Standard Conversions																
Louisiana Bancorp, Inc., LA	0.00%	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.91	9.1%	$10.86	8.6%
Quaint Oak Bancorp, Inc., PA*(1)	0.00%	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$8.90	-11.0%	$9.00	-10.0%
Averages - Standard Conversions:	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Medians - Standard Conversions:	0.00%	79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.91	-0.9%	$9.93	-0.7%
Second Step Conversions																
Abington Bancorp, Inc., PA*	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Averages - Second Step Conversions:	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Medians - Second Step Conversions:	1.50%	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.25	-7.5%	$9.59	-4.1%
Mutual Holding Company Conversions																
FSB Community Bncshrs, Inc., NY*	0.00%	88.5%	166.7x	11.3%	0.1%	12.8%	0.6%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Beneficial Mutual Bancorp, Inc., PA	0.00%	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.38	-6.2%	$8.70	-13.0%	$9.40	-6.0%
Hometown Bancorp, Inc., NY	0.00%	82.6%	23.9x	18.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.25	-17.5%
Averages - Mutual Holding Company Conversions:	0.00%	89.5%	78.5x	16.0%	0.3%	12.7%	2.5%	$10.00	$9.74	-2.6%	$9.79	-2.1%	$8.73	-12.7%	$8.83	-11.7%
Medians - Mutual Holding Company Conversions:	0.00%	88.5%	44.9x	18.6%	0.3%	12.8%	2.0%	$10.00	$10.00	0.0%	$10.00	0.0%	$8.75	-12.5%	$8.75	-12.5%
Averages - All Conversions:	0.25%	88.5%	52.4x	18.9%	0.6%	18.9%	3.0%	$10.00	$9.93	-0.7%	$9.82	-1.8%	$9.21	-7.9%	$9.33	-6.9%
Medians - All Conversions:	0.00%	86.3%	29.4x	19.7%	0.7%	17.6%	3.1%	$10.00	$9.90	-1.0%	$9.92	-0.8%	$8.83	-11.8%	$9.25	-7.5%

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

August 31, 2007

price as of August 31, 2007. FSB Community Bancshares' stock did not trade until August 31, 2007 and closed down 17.5% from the IPO price.

Shown in Table 4.3 are the current pricing ratios for the two companies that have completed fully-converted offerings during the past three months and are traded on NASDAQ or an Exchange. One of the offerings was a second-step conversions (Abington Bancorp), thereby placing an upward bias on the P/TB ratio compared to the standard conversion offering (Louisiana Bancorp). The current average P/TB ratio of the publicly-traded recent conversions equaled 88.98%.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Sound's stock price of recently completed and pending acquisitions of other savings institutions and banks operating in Washington. As shown in Exhibit IV-4, there were four Washington acquisitions of thrifts completed from the beginning of 2000 through year-to-date 2007, and there is currently one acquisition pending for a Washington thrift. To the extent that speculation of a re-mutualization may impact the Bank's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Sound's trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift and bank stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Sound's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of Sound's Board of

Table 4.3
Market Pricing Comparatives
Prices As of August 31, 2007

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	$16.62	$412.92	$0.74	$13.46	19.97x	130.65%	16.47%	149.25%	20.71x	$0.41	2.34%	35.89%	$3,136	12.58%	0.60%	0.53%	5.04%	0.49%	4.70%
Special Selection Grouping (8)	$10.23	$151.74	$0.29	$11.62	36.15x	88.98%	23.90%	88.98%	36.15x	$0.09	0.94%	36.00%	$660	27.17%	0.26%	0.70%	3.40%	0.70%	3.40%
Special Comparative Group (8)																			
ABBC Abington Bancorp, Inc. of PA	$9.59	$234.57	$0.25	$9.99	38.36x	96.00%	22.34%	96.00%	38.36x	$0.18	1.88%	72.00%	$1,050	23.27%	0.26%	0.65%	4.38%	0.65%	4.38%
LABC Louisiana Bancorp, Inc. of LA	$10.86	$68.92	$0.32	$13.25	33.94x	81.96%	25.47%	81.96%	33.94x	$0.00	0.00%	0.00%	$271	31.07%	NA	0.75%	2.42%	0.75%	2.42%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Months (no MHC).

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings institution operating in the MHC form of ownership, Sound will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 *reflects the* Bank's *pro forma regulatory* capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.4
Valuation Adjustments
Sound Financial, Inc. and the Peer Group Companies

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; and (4) the regulatory policies regarding the dividend waiver policy by MHC institutions. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Sound as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second-step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.5 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Sound's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Sound's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and the Foundation (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Sound's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in

Table 4.5
Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the 12 Months Ended June 30, 2007

		Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion(4)				Pro Forma Per Share Data (Fully-Converted)(4)					Pro Forma(5)	
		Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Share Price ($)	Gross Proceeds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tang. Book ($)	Assets ($)	Public Pct. (%)	Dilution (%)
Publicly-Traded MHC Institutions																				
BFSB	Brooklyn Federal MHC of NY (30.0)	13,418	3,968	9,450	0.29	0.28	6.36	6.36	29.66	14.01	132,395	113,859	2,223	0.46	0.45	14.85	14.85	38.15	29.6	0
CHEV	Cheviot Fin. Corp. MHC of OH (42.1)	9,144	3,968	5,176	0.10	0.11	7.63	7.63	34.61	11.99	62,060	53,372	1,042	0.21	0.22	13.47	13.47	40.45	43.4	0
GOV	Gouverneur Bncrp. MHC of NY (42.8)	4,151	1,841	2,310	0.54	0.59	8.53	8.53	78.49	12.28	28,367	24,395	476	0.65	0.70	14.41	14.41	84.37	44.4	0
GCBC	Green Co. Bncrp. MHC of NY (44.4)	2,300	981	1,319	0.47	0.50	8.88	8.88	57.65	11.05	14,575	12,534	245	0.58	0.61	14.33	14.33	63.10	42.7	0
JXSB	Jacksonville Bncrp. MHC of IL (47.7)	1,987	947	1,040	0.29	0.31	10.57	9.15	138.35	13.39	13,926	11,976	234	0.41	0.43	16.60	15.18	144.38	47.7	0
KFFB	KY Fst Fed Bncrp MHC of KY(44.5)	8,263	3,794	4,469	0.10	0.10	7.54	5.71	32.34	9.89	44,198	38,011	742	0.19	0.19	12.14	10.31	36.94	45.9	0
LSBK	Lake Shore Bncrp. MHC of NY (45.0)	6,464	2,976	3,488	0.24	0.24	8.05	8.05	54.02	10.40	36,275	31,197	609	0.33	0.33	12.88	12.88	58.85	46.0	0
NECB	NE Comm. Bancorp MHC of NY (45.0)	13,225	5,951	7,274	0.90	-0.05	8.16	8.16	23.16	10.40	75,650	65,059	1270	1.00	0.05	13.08	13.08	28.08	45.0	0
PBHC	Pathfinder BC MHC of NY (35.8)	2,484	881	1,603	0.33	0.24	8.36	6.78	122.61	10.98	17,601	15,137	295	0.45	0.36	14.45	12.87	128.70	35.5	0
UCBA	United Comm. Bncrp. MHC IN (45.0)	8,298	3,809	4,489	0.32	0.22	7.49	7.49	46.55	12.40	55,664	47,871	934	0.43	0.33	13.26	13.26	52.32	45.9	0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation *account for restricted stock plan. For institutions with assets at the MHC level,* the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00%
ESOP percent purchase	8.00%
Recognition plan percent	4.00%

(3) Net increase in earnings reflects *after-tax reinvestment income* (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	3.18%
ESOP loan term (years)	10
Recognition plan vesting (years)	5
Effective tax rate	34.00%

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders *after taking into account* the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step.
For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, *corporate reports, offering circulars,* and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

calculating the Bank's full conversion value were consistent with the assumptions utilized for the minority stock offering.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Bank as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of August 31, 2007, the pro forma market value of Sound's full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $29,000,000 at the midpoint, equal to 2,900,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $699,000 for the 12 months ended June 30, 2007. In deriving Sound's core earnings, the only non-operating items recorded by Sound consisted of a minimal level of gains on the sale of loans. Adjusting for such net gains on an after-tax basis indicated a core valuation earnings base of $691,000. (Note: see Table 1.2 for the Bank's adjusted earnings calculation and Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Based on Sound's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples (fully-converted basis) at the $29.0 million midpoint value equaled 29.22 times and 29.46 times, respectively, which provided for a premiums of 19.1% and 4.4% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 24.53 times and 28.22 times, respectively (see Table 4.6). In comparison to the Peer Group's median reported and core earnings multiples of 26.62 times and 31.13 times, respectively, the Bank's pro forma reported and core P/E multiples at the midpoint value indicated a premium of 9.8% and a discount of 5.4%, respectively. At the top of the super range, the Bank's reported and core P/E multiples equaled 35.54 times and 35.81 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Bank' P/E multiples at the top of the super range reflected premiums of 44.9% and 26.9%, respectively. In comparison to the Peer Group's

Table 4.6
MHC Institutions -- Implied Pricing Ratios, Full Conversion Basis
Sound Financial, Inc. of WA and the Comparables
As of August 31, 2007

	Fully Converted Implied Value		Per Share(8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Mo. EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Sound Financial, Inc. of WA																			
Superrange	$10.00	$38.35	$0.28	$12.60	35.54x	79.35%	15.25%	79.35%	35.81x	$0.00	0.00%	0.00%	$252	19.22%	0.22%	0.43%	2.23%	0.43%	2.22%
Maximum	$10.00	$33.35	$0.31	$13.20	32.29x	75.78%	13.49%	75.78%	32.55x	$0.00	0.00%	0.00%	$247	17.80%	0.23%	0.42%	2.35%	0.41%	2.33%
Midpoint	$10.00	$29.00	$0.34	$13.88	29.22x	72.05%	11.91%	72.05%	29.46x	$0.00	0.00%	0.00%	$243	16.53%	0.23%	0.41%	2.47%	0.40%	2.45%
Minimum	$10.00	$24.65	$0.39	$14.80	25.89x	67.55%	10.29%	67.55%	26.11x	$0.00	0.00%	0.00%	$240	15.23%	0.23%	0.40%	2.61%	0.39%	2.59%
All Public Companies(7)																			
Averages	$16.62	$412.92	$0.74	$13.46	19.97x	130.65%	16.47%	149.25%	20.71x	$0.41	2.34%	35.89%	$3,136	12.58%	0.60%	0.53%	5.04%	0.49%	4.70%
Medians	$14.14	$91.89	$0.48	$11.55	17.89x	120.79%	13.46%	136.61%	19.09x	$0.34	2.39%	40.68%	$778	10.67%	0.37%	0.55%	4.54%	0.54%	4.64%
All Non-MHC State of WA(7)																			
Averages	$16.39	$677.29	$1.03	$11.92	20.32x	155.32%	18.40%	179.88%	21.16x	$0.49	2.56%	48.87%	$3,087	11.69%	0.06%	1.15%	9.16%	1.12%	8.96%
Medians	$16.04	$142.23	$1.06	$12.11	15.83x	162.15%	19.33%	181.03%	15.97x	$0.42	2.73%	22.27%	$869	11.92%	0.05%	1.40%	10.62%	1.36%	10.44%
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	$11.68	$81.73	$0.37	$13.95	24.53x	83.76%	22.14%	86.89%	28.22x	$0.29	2.45%	44.26%	$347	26.14%	0.42%	0.97%	3.48%	0.81%	2.60%
Medians	$11.52	$74.47	$0.35	$13.90	26.62x	81.11%	20.69%	86.76%	31.13x	$0.32	2.62%	44.41%	$380	24.03%	0.39%	0.68%	3.13%	0.55%	2.50%
Publicly-Traded MHC Institutions, Full Conversion Basis																			
BFSB Brooklyn Federal MHC of NY (30.0)	$14.01	$187.99	$0.45	$14.85	30.46x	94.34%	36.72%	94.34%	31.13x	$0.16	1.14%	35.56%	$512	38.93%	0.03%	1.21%	3.15%	1.18%	3.08%
CHEV Cheviot Fin. Corp. MHC of OH (42.1)	$11.99	$109.64	$0.22	$13.47	NM	89.01%	29.64%	89.01%	NM	$0.32	2.67%	NM	$370	33.30%	0.23%	0.52%	1.55%	0.55%	1.62%
GOV Gouverneur Bncrp. MHC of NY (42.8)	$11.05	$25.42	$0.61	$14.33	19.05x	77.11%	17.51%	77.11%	18.11x	$0.32	2.90%	52.46%	$145	22.71%	0.44%	0.93%	4.10%	0.98%	4.31%
GCBC Green Co. Bncrp. MHC of NY (44.4)	$12.28	$50.97	$0.70	$14.41	18.89x	85.22%	14.55%	85.22%	17.54x	$0.50	4.07%	71.43%	$350	17.08%	0.36%	0.79%	4.56%	0.86%	4.91%
JXSB Jacksonville Bncrp. MHC of IL (47.7)	$13.39	$26.61	$0.43	$16.60	32.66x	80.66%	9.27%	88.21%	31.14x	$0.30	2.24%	69.77%	$287	11.50%	0.79%	0.29%	2.48%	0.33%	2.60%
KFFB KY Fst Fed Bncrp MHC of KY(44.5)	$9.89	$81.72	$0.19	$12.14	NM	81.47%	26.77%	95.93%	NM	$0.40	4.04%	NM	$305	32.86%	0.33%	0.52%	1.56%	0.52%	1.56%
LSBK Lake Shore Bncrp. MHC of NY (45.0)	$10.40	$67.23	$0.33	$12.88	31.52x	80.75%	17.67%	80.75%	31.52x	$0.12	1.15%	36.36%	$380	21.89%	0.41%	0.56%	2.52%	0.56%	2.52%
NECB NE Comm. Bancorp MHC of NY (45.0)	$10.40	$137.54	$0.05	$13.08	10.40x	79.51%	37.04%	79.51%	NM	$0.00	0.00%	0.00%	$371	46.58%	0.27%	3.65%	8.61%	0.18%	0.43%
PBHC Pathfinder BC MHC of NY (35.8)	$10.98	$27.27	$0.36	$14.45	24.40x	75.99%	8.53%	85.31%	30.50x	$0.41	3.73%	NM	$320	11.23%	0.54%	0.35%	3.10%	0.28%	2.48%
UCBA United Comm. Bncrp. MHC IN (45.0)	$12.40	$102.90	$0.33	$13.26	28.84x	93.51%	23.70%	93.51%	37.58x	$0.32	2.58%	NM	$434	25.34%	0.61%	0.87%	3.22%	0.66%	2.47%

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. *Ratios are pro forma assuming a second step conversion to full stock form.*
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

median reported and core P/E multiples, the Bank' P/E multiples at the top of the super range reflected premiums of 33.5% and 15.0%, respectively.

On an MHC reported basis, the Bank's reported and core P/E multiples at the midpoint value of $29.0 million equaled 36.01 times and 36.37 times, respectively. The Bank's reported and core P/E multiples provided for premiums of 38.7% and 69.5% relative to the Peer Group's average reported and core P/E multiples of 25.97 times and 21.46 times, respectively. In comparison to the Peer Group's median reported and core earnings multiples of 23.51 times and 21.46 times, respectively, the Bank's pro forma reported and core P/E multiples on an MHC basis at the midpoint value indicated premiums of 53.2% and 69.5%, respectively. At the top of the super range on an MHC basis, the Bank's reported and core P/E multiples equaled 45.57 times and 46.00 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Bank' P/E multiples at the top of the super range reflected premiums of 75.5% and 114.4%, respectively. In comparison to the Peer Group's median reported and core P/E multiples, the Bank' P/E multiples at the top of the super range reflected premiums of 93.8% and 114.4%, respectively. The Bank's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.7, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. <u>Price-to-Book ("P/B")</u>. The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Sound's pro forma book value (fully-converted basis). Based on the $29.0 million midpoint valuation, Sound's pro forma P/B and P/TB ratios both equaled 72.05%. In comparison to the average P/B and P/TB ratios for the Peer Group of 83.76% and 86.89%, the Bank's ratios reflect a discount of 14.0% on a P/B basis and a discount of 17.1% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 81.11% and 86.76%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflect discounts of 11.2% and 17.0%, respectively. At the top of the super range, the Bank's P/B and P/TB ratios on a fully-converted basis both equaled 79.35%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflect discounts of 5.3% and 8.7%, respectively. In comparison to the Peer

Table 4.7
Public Market Pricing
Sound Financial, Inc. and the Comparables
As of August 31, 2007

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)			Reported		Core		
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Offering Size ($Mil)
Sound Financial, Inc.																				
Superrange	$10.00	$17.26	$0.22	$7.74	45.57x	129.20%	16.47%	129.20%	46.00x	$0.00	0.00%	0.00%	$233	12.75%	0.24%	0.36%	2.84%	0.36%	2.81%	16.88
Maximum	$10.00	$15.01	$0.25	$8.33	40.38x	120.05%	14.44%	120.05%	40.78x	$0.00	0.00%	0.00%	$231	12.03%	0.24%	0.36%	2.97%	0.35%	2.94%	14.67
Midpoint	$10.00	$13.05	$0.28	$9.01	36.01x	111.02%	12.57%	111.02%	36.37x	$0.00	0.00%	0.00%	$231	11.32%	0.24%	0.35%	3.08%	0.35%	3.05%	12.78
Minimum	$10.00	$11.09	$0.32	$9.93	31.50x	100.75%	10.66%	100.75%	31.82x	$0.00	0.00%	0.00%	$231	10.58%	0.24%	0.34%	3.20%	0.34%	3.17%	10.85
All Public Companies(7)																				
Averages	$16.62	$412.92	$0.74	$13.46	19.97x	130.65%	16.47%	149.25%	20.71x	$0.41	2.34%	35.89%	$3,136	12.58%	0.60%	0.53%	5.04%	0.49%	4.70%	
Medians	$14.14	$91.89	$0.48	$11.55	17.89x	120.79%	13.46%	138.61%	19.09x	$0.34	2.39%	40.68%	$778	10.67%	0.37%	0.55%	4.54%	0.54%	4.64%	
All Non-MHC State of WA(7)																				
Averages	$18.39	$877.29	$1.03	$11.92	20.32x	155.32%	18.40%	179.88%	21.16x	$0.49	2.56%	48.87%	$3,087	11.69%	0.06%	1.15%	9.16%	1.12%	8.96%	
Medians	$16.04	$142.23	$1.06	$12.11	15.83x	162.15%	19.33%	181.03%	15.97x	$0.42	2.73%	22.27%	$889	11.92%	0.05%	1.40%	10.62%	1.36%	10.44%	
Comparable Group Averages																				
Averages	$11.68	$33.66	$0.25	$8.16	25.97x	145.72%	25.67%	154.95%	21.46x	$0.29	2.45%	22.41%	$306	17.38%	0.42%	0.88%	4.65%	0.44%	3.10%	
Medians	$11.52	$34.24	$0.24	$8.11	23.51x	131.25%	22.95%	151.74%	21.46x	$0.32	2.62%	23.02%	$311	15.75%	0.39%	0.58%	4.07%	0.38%	2.90%	
Comparable Group																				
BFSB Brooklyn Federal MHC of NY (30.0)	$14.01	$55.59	$0.28	$6.36	NM	220.28%	47.24%	220.28%	NM	$0.16	1.14%	16.90%	$398	21.44%	0.03%	0.98%	4.75%	0.94%	4.58%	
CHEV Cheviot Fin. Corp. MHC of OH (42.1)	$11.99	$47.58	$0.11	$7.63	NM	157.14%	34.64%	157.14%	NM	$0.32	2.67%	NM	$316	22.05%	0.23%	0.29%	1.29%	0.32%	1.42%	
GOV Gouverneur Bncrp. MHC of NY (42.8)	$11.05	$10.84	$0.50	$8.88	23.51	124.44%	19.17%	124.44%	22.10x	$0.32	2.90%	27.30%	$133	15.40%	0.44%	0.82%	5.40%	0.88%	5.75%	
GCBC Green Co. Bncrp. MHC of NY (44.4)	$12.28	$22.61	$0.59	$8.53	22.74	143.96%	15.65%	143.96%	20.81x	$0.50	4.07%	NM	$326	10.87%	0.36%	0.71%	6.44%	0.78%	7.03%	
JXSB Jacksonville Bncrp. MHC of IL (47.7)	$13.39	$12.68	$0.31	$10.57	NM	126.68%	9.68%	146.34%	NM	$0.30	2.24%	NM	$275	7.64%	0.79%	0.22%	2.76%	0.23%	2.95%	
KFFB KY Fst Fed Bncrp MHC of KY(44.5)	$9.89	$37.52	$0.10	$7.54	NM	131.17%	30.58%	173.20%	NM	$0.40	4.04%	NM	$267	23.31%	0.33%	0.31%	1.32%	0.31%	1.32%	
LSBK Lake Shore Bncrp. MHC of NY (45.0)	$10.40	$30.95	$0.24	$8.05	NM	129.19%	19.25%	129.19%	NM	$0.12	1.15%	23.02%	$349	14.90%	0.41%	0.44%	2.90%	0.44%	2.90%	
NECB NE Comm. Bancorp MHC of NY (45.0)	$10.40	$61.89	($0.05)	$8.16	11.56	127.45%	44.91%	127.45%	NM	$0.00	0.00%	NM	$306	35.23%	0.27%	4.00%	13.45%	-0.22%	-0.75%	
PBHC Pathfinder BC MHC of NY (35.8)	$10.98	$9.67	$0.24	$8.36	33.27	131.34%	8.96%	161.95%	NM	$0.41	3.73%	NM	$305	6.82%	0.54%	0.27%	3.92%	0.20%	2.85%	
UCBA United Comm. Bncrp. MHC IN (45.0)	$12.40	$47.23	$0.22	$7.49	38.75	165.55%	26.64%	165.55%	NM	$0.32	2.58%	NM	$386	16.09%	0.81%	0.73%	4.22%	0.50%	2.90%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflect discounts of 2.2% and 8.5%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting pricing ratios indicated under the earnings approach.

On an MHC reported basis, the Bank's P/B and P/TB ratios at the $29.0 million midpoint value both equaled 111.02%. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 145.72% and 154.95%, respectively, Sound's ratios were discounted by 23.8% on a P/B basis and 28.4% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 131.25% and 151.74%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflect discounts of 15.4% and 26.8%, respectively. At the top of the super range, the Bank's P/B and P/TB ratios on an MHC basis both equaled 129.20%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflect discounts of 11.3% and 16.6%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflect discounts of 1.6% and 14.9%, respectively.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Sound's full conversion value equaled 11.91% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 22.14%, which implies a discount of 46.2% has been applied to the Bank's pro forma P/A ratio (fully-converted basis). In comparison to the Peer Group's median P/A ratio of 20.69%, the Bank's pro forma P/A ratio at the midpoint value reflects a discount of 42.4%.

On an MHC reported basis, Sound's pro forma P/A ratio at the $29.0 million midpoint value equaled 12.57%. In comparison to the Peer Group's average P/A ratio of 25.67%, Sound's

P/A ratio indicated a discount of 51.0%. In comparison to the Peer Group's median P/A ratio of 22.95%, the Bank's pro forma P/A ratio at the midpoint value reflected a discount of 45.2%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As previously noted, of the three recently completed MHC offerings, Hometown Bancorp's offering was considered to be most comparable to Sound's offering. Hometown Bancorp's MHC offerings closed at a price/tangible book ratio of 82.6% (fully-converted basis) and, as of August 31, 2007, Hometown Bancorp's stock price was 17.5% below the IPO price. In comparison, the Bank's P/TB ratio of 72.05% at the midpoint value reflects an implied discount of 12.8% relative to Hometown Bancorp's closing P/TB ratio.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 31, 2007, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $29,000,000 at the midpoint, equal to 2,900,000 shares offered at a per share value of $10.00. The Board of Directors has established a public offering range such that the public ownership of the Bank will constitute a 44.0% ownership interest prior to the issuance of shares to the Foundation. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 1.0% of the shares issued in the reorganization, the public ownership of shares will represent 45.0% of the shares issued throughout the valuation range. Based on the foregoing valuation, the corresponding range of shares and market values based on a $10.00 per share price are as shown in the table below. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.6 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.7 and are detailed in Exhibits IV-10 and IV-11.

	Offering Shares	MHC Shares	Foundation Shares	Total Shares
Shares				
Supermaximum	1,687,510	2,109,388	38,353	3,835,251
Maximum	1,467,400	1,834,250	33,350	3,335,000
Midpoint	1,276,000	1,595,000	29,000	2,900,000
Minimum	1,084,600	1,355,750	24,650	2,465,000
Market Value				
Supermaximum	$16,875,100	$21,093,880	$383,530	$38,352,510
Maximum	$14,674,000	$18,342,500	$333,500	$33,350,000
Midpoint	$12,760,000	$15,950,000	$290,000	$29,000,000
Minimum	$10,846,000	$13,557,500	$246,500	$24,650,000

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1
Sound Financial, Inc.
Map of Office Locations





Sound Community Bank

Branch Map

Click here to modify this map.


Seattle
Olympia
0
18.7mi
Copyright (C) 2007 SNL Financial LC. All rights reserved

Branches

- Sound Community Bank (5 branches)

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

EXHIBIT I-2
Sound Financial, Inc.
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3
Sound Financial, Inc.
Key Operating Ratios

	For the six months ended June 30,		For the year ended December 31,		
	2007	2006	2006	2005	2004
Selected Financial Ratios and Other Data:					
Performance ratios: [1]					
Return on assets (ratio of net income to average total assets)	0.37%	1.88%	1.06%	0.21%	(0.02)%
Return on equity (ratio of net income to average equity)	5.17%	27.63%	15.10%	2.93%	(0.24)%
Interest rate spread information:					
Average during period	3.12%	3.99%	3.53%	4.27%	4.47%
End of period	3.00%	3.19%	3.02%	3.68%	4.15%
Net interest margin[2]	3.23%	4.07%	3.64%	4.33%	4.47%
Non-interest income to operating revenue	24.36%	47.89%	39.81%	23.64%	25.62%
Operating expense to average total assets	3.50%	4.06%	3.90%	4.34%	4.79%
Average interest-earning assets to average interest-bearing liabilities	101.84%	102.62%	101.62%	100.68%	99.76%
Efficiency ratio[3]	87.03%	56.97%	69.39%	83.66%	90.86%
Asset quality ratios:					
Non-performing assets to total assets at end of period	0.24%	0.13%	0.18%	0.22%	0.03%
Non-performing loans to total loans	0.26%	0.14%	0.19%	0.23%	0.03%
Allowance for loan losses to non-performing loans	119.93%	265.28%	206.53%	294.21%	1,986.54%
Allowance for loan losses to loans receivable, net	0.31%	0.44%	0.40%	0.69%	0.66%
Net charge-offs to average loans outstanding	0.14%	0.90%	0.39%	0.37%	0.45%
Capital Ratios:					
Equity to total assets at end of period	6.93%	7.41%	7.04%	6.52%	7.32%
Average equity to average assets	7.06%	6.79%	7.03%	7.07%	8.02%
Other data:					
Number of full service offices	5	5	5	5	5

(1) Performance ratios for the six month periods ended June 30, 2007 and 2006 are annualized as appropriate. Performance ratios during the 2006 periods include a $2.3 million gain resulting from the sale of credit card loans.

(2) Net interest income divided by average interest earning assets.

(3) Total other operating expense, excluding real estate owned and repossessed property expense, as a percentage of net interest income and total other operating income, excluding net securities transactions.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-4
Sound Financial, Inc.
Investment Portfolio Composition

	June 30, 2007		December 31, 2006		December 31, 2005		December 31, 2004	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available for sale, at fair value:								
U.S. government and federal agency	$ ---	$ ---	$ ---	$ ---	$ ---	$ ---	$1,534	$1,489
Mortgage-backed	109	117	165	170	242	222	1,996	1,982
Other	---	---	---	---	---	---	10	10
Total available for sale	109	117	165	170	242	222	3,540	3,481
Total investment securities	109	117	165	170	242	222	3,540	3,481
Federal Home Loan Bank stock	1,320	1,320	1,320	1,320	1,320	1,320	1,136	1,136
Total securities	$1,429	$1,437	$1,485	$1,490	$1,562	$1,542	$4,676	$4,617

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-5
Sound Financial, Inc.
Yields and Costs

	At June 30, 2007	Six months ended June 30,					
		2007			2006		
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
		(Dollars in thousands)					
Interest-Earning Assets:							
Loans receivable[1]	6.84%	$210,249	$7,135	6.79%	$194,278	$6,929	7.13%
Mortgage-backed securities[2]	8.00	129	2	3.09	211	(10)	(9.47)
Other	0.60	1,443	14	1.94	1,704	80	9.39
Total interest-earning assets[1]	6.80	211,821	7,151	6.75	196,193	6,999	7.13
Interest-Bearing Liabilities:							
Savings and Money Market	2.98	58,147	860	2.96	69,622	977	2.81
Demand and NOW accounts	1.04	28,939	90	0.62	24,012	14	0.12
Certificate accounts	4.89	88,692	2,047	4.62	77,005	1,519	3.95
Borrowings	4.97	29,366	730	4.97	20,604	494	4.80
Total interest-bearing liabilities	3.80	205,144	3,727	3.63	191,243	3,004	3.14
Net interest income			$3,424			$3,995	
Net interest rate spread	3.00%			3.12%			3.99%
Net earning assets		$ 6,677			$ 4,950		
Net interest margin				3.23%			4.07%
Average interest-earning assets to average interest-bearing liabilities		103.25%			102.59%		

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) The negative yield during 2006 is the result of the acceleration of the amortization of premiums caused by significant prepayments during the period.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-5 (continued)
Sound Financial, Inc.
Yields and Costs

	Year ended December 31,								
	2006			2005			2004		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in thousands)								
Interest-Earning Assets:									
Loans receivable[1]	$197,535	$13,534	6.85%	$177,769	$12,071	6.79%	$143,692	$9,791	6.81%
Mortgage-backed securities[2]	197	(24)	(12.16)	362	(19)	(5.25)	4,585	36	0.79
Other	1,579	131	8.29	1,462	106	7.25	1,135	110	9.69
Total interest-earning assets[1]	199,311	13,641	6.84	179,593	12,158	6.77	149,412	9,937	6.65
Interest-Bearing Liabilities:									
Savings and Money Markets	68,267	2,077	3.04	65,859	1,275	1.94	56,099	661	1.18
Demand and NOW accounts	24,928	29	0.12	23,723	26	0.11	18,782	20	0.11
Certificate accounts	79,747	3,335	4.18	69,489	2,436	3.50	69,504	2,435	3.50
Borrowings	19,824	945	4.77	16,239	639	3.93	4,728	140	2.96
Total interest-bearing liabilities	192,766	6,386	3.31	175,310	4,376	2.50	149,113	3,256	2.18
Net interest income		$7,255			$7,782			$6,681	
Net interest rate spread			3.53%			4.27%			4.47%
Net earning assets	$ 6,545			$ 4,283			$ 299		
Net interest margin			3.64%			4.33%			4.47%
Average interest-earning assets to average interest-bearing liabilities	103.40%			102.44%			100.20%		

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.
(2) The negative yields during 2006 and 2005 and the relatively low yield during 2004 are the result of the acceleration of the amortization of premiums caused by significant prepayments during the periods.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-6
Sound Financial, Inc.
Loan Loss Allowance Activity

	June 30, 2007	December 31, 2006	2005	2004	2003	2002
		(Dollars in thousands)				
Balance at beginning of period	$822	$1,321	$1,033	$ 826	$721	$982
Charge-offs:						
Consumer	288	1,013	752	741	844	942
Recoveries:						
Consumer	140	233	94	91	24	36
Net charge-offs	148	780	658	650	820	906
Additions charged to operations	---	281	946	857	925	645
Balance at end of period	$674	$ 822	$1,321	$1,033	$826	$721
Ratio of net charge-offs during the period to average loans outstanding during the period	0.14%	0.40%	0.37%	0.45%	0.68%	0.84%
Ratio of net charge-offs during the period to average non-performing assets	30.83%	184.42%	262.67%	427.63%	163.35%	240.96%
Allowance as a percentage of non-performing loans	119.93%	206.53%	294.21%	1,986.54%	327.78%	95.88%
Allowance as a percentage of total loans (end of period)	0.31%	0.40%	0.69%	0.66%	0.62%	0.66%

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-7
Sound Financial, Inc.
Interest Rate Risk Analysis

	June 30, 2007			
Change in Interest Rates in Basis Points	Net Portfolio Value			NPV Ratio %
	$ Amount	$ Change	% Change	
	(Dollars in thousands)			
300bp	$11,944	$(7,250)	(38)%	5.37%
200bp	14,496	(4,698)	(24)%	6.41%
100bp	16,915	(2,279)	(12)%	7.36%
0bp	19,194	---	---	8.23%
(100)bp	21,696	2,503	13%	9.15%
(200)bp	23,873	4,679	24%	9.93%

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-8

Sound Financial, Inc.

Fixed and Adjustable Rate Loans

	June 30, 2007		December 31, 2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(Dollars in thousands)							
Fixed- rate loans:												
Real estate loans:												
One- to four-family[(1)]	$ 69,918	32.42%	$ 74,159	35.83%	$ 69,100	35.98%	$ 63,725	40.11%	$ 63,014	47.09%	$ 43,493	39.65%
Home equity	18,025	8.36	18,159	8.77	7,655	3.99	6,304	3.97	4,361	3.26	2,939	2.68
Commercial	15,440	7.16	12,000	5.80	11,088	5.77	7,813	4.92	5,301	3.96	6,286	5.73
Construction or development	7,656	3.55	7,056	3.41	3,461	1.80	1,788	1.13	1,302	0.97	622	0.57
Total real estate loans	111,039	51.50	111,374	53.82	91,304	47.54	79,630	50.12	73,978	55.29	53,340	48.63
Manufactured homes	20,971	9.73	19,785	9.56	16,648	8.67	9,702	6.11	2,357	1.76	1,004	0.92
Automobile	17,026	7.90	17,282	8.35	18,138	9.44	15,964	10.05	14,835	11.09	12,587	11.47
Credit card	---	---	---	---	3,138	1.63	5,595	3.52	5,207	3.89	3,214	2.93
Other consumer	9,042	4.19	9,138	4.42	5,755	3.00	4,421	2.78	2,754	2.06	2,946	2.69
Commercial business loans	4,513	2.09	4,121	1.99	3,750	1.95	1,674	1.05	1,401	1.05	1,083	0.99
Total fixed-rate loans	162,591	75.40	161,700	78.13	138,733	72.24	116,986	73.64	100,532	75.13	74,174	67.62
Adjustable- rate loans:												
Real estate loans:												
One- to four-family	14,988	6.95	11,942	5.77	6,453	3.36	3,875	2.44	2,842	2.12	3,635	3.31
Home equity	23,206	10.76	21,143	10.22	20,879	10.87	17,537	11.04	14,089	10.53	15,567	14.19
Commercial	7,356	3.41	5,502	2.66	4,460	2.32	7,228	4.55	6,145	4.59	4,900	4.47
Construction or development	1,981	0.92	2,403	1.16	4,316	2.25	3,375	2.12	1,445	1.08	129	0.12
Total real estate loans	47,531	22.04	40,990	19.81	36,108	18.80	32,015	20.15	24,521	18.33	24,231	22.89
Credit card	---	---	---	---	9,058	4.72	6,152	3.87	6,722	5.02	9,800	8.93
Other consumer	788	0.37	784	0.38	724	0.38	802	0.50	823	0.62	1,058	0.96
Commercial business loans	4,719	2.19	3,479	1.68	7,418	3.86	2,914	1.83	1,207	0.90	432	0.39
Total adjustable-rate loans	53,038	24.60	45,253	21.87	53,308	27.76	41,883	26.36	33,273	24.87	35,521	32.38
Total loans	215,629	100.00%	206,953	100.00%	192,041	100.00%	158,869	100.00%	133,805	100.00%	109,695	100.00%
Less:												
Deferred fees and discounts	(31)		12		185		131		125		—	
Allowance for losses	674		822		1,321		1,033		826		721	
Total loans, net	$214,986		$206,119		$190,535		$157,705		$132,854		$108,974	

(1) Includes 30-year loans with a one-time rate adjustment five to seven years after origination, which at June 30, 2007, totaled $34.6 million, or 52.7% of our fixed-rate residential mortgages.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-9
Sound Financial, Inc.
Loan Portfolio Composition

	June 30, 2007		December 31, 2006		2005		2004		2003		2002	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)											
Real estate loans:												
One- to four-family	$ 84,906	39.38%	$ 86,102	41.60%	$ 75,554	39.34%	$ 67,599	42.55%	$ 65,856	49.22%	$ 47,127	42.96%
Home equity	41,231	19.12	39,302	18.99	28,534	14.86	23,841	15.01	18,450	13.79	18,506	16.87
Commercial	22,797	10.57	17,501	8.46	15,548	8.10	15,042	9.47	11,446	8.55	11,187	10.20
Construction or development	9,636	4.47	9,459	4.57	7,777	4.05	5,163	3.25	2,747	2.05	752	0.69
Total real estate loans	158,570	73.54	152,364	73.62	127,413	66.35	111,645	70.27	98,499	73.61	77,572	70.72
Consumer loans:												
Manufactured homes	20,971	9.73	19,785	9.56	16,648	8.67	9,702	6.11	2,357	1.76	1,004	0.92
Automobile	17,026	7.90	17,272	8.35	18,138	9.44	15,964	10.05	14,835	11.09	12,587	11.47
Credit Card	---	---	---	---	12,196	6.35	11,747	7.39	11,929	8.92	13,014	11.86
Other	9,830	4.56	9,932	4.79	6,478	3.37	5,223	3.29	3,577	2.67	4,003	3.65
Total consumer loans	47,827	22.18	46,989	22.71	53,460	27.84	42,636	26.84	32,698	24.44	30,608	27.90
Commercial business loans	9,232	4.28	7,600	3.67	11,168	5.82	4,588	2.89	2,608	1.95	1,515	1.38
Total loans	215,629	100.00%	206,953	100.00%	192,041	100.00%	158,869	100.00%	133,805	100.00%	109,695	100.00%
Less:												
Deferred fees and discounts	(31)		11		185		131		125		---	
Allowance for losses	674		822		1,321		1,033		826		721	
Total loans, net	$214,986		$206,119		$190,535		$157,705		$132,854		$108,974	

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-10
Sound Financial, Inc.
Contractual Maturity by Loan Type

	Real Estate Mortgages													
	One- to Four-Family		Home Equity Loans		Commercial		Construction or Development		Consumer		Commercial Business		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
							(Dollars in thousands)							
2007[1]	$ 334	6.05%	$ 903	5.94%	$ 962	6.75%	$9,459	6.93%	$717	8.42%	$3,077	9.64%	$15,452	7.45%
2008	1,220	5.62	75	7.65	5,912	7.93	---	---	1,324	7.43	717	6.41	9,248	7.43
2009	3,111	5.41	246	7.70	1,731	7.28	---	---	3,201	7.05	976	8.97	9,265	6.76
2010	9,467	4.82	317	7.70	688	6.64	---	---	4,271	7.02	1,164	8.12	15,907	5.79
2011 to 2012	17,386	5.86	1,431	6.84	1,034	6.67	---	---	9,284	6.91	755	8.50	29,890	6.33
2013 to 2017	10,927	6.84	15,769	7.45	4,258	6.95	---	---	6,361	7.23	682	6.25	37,997	7.16
2018 to 2022	12,664	5.56	12,901	7.25	1,289	6.28	---	---	11,450	8.56	25	7.38	38,329	7.05
2023 and following	30,992	5.33	7,660	7.65	1,627	6.71	---	---	10,381	8.15	204	6.63	50,864	6.30
Total	$86,101	5.62%	$39,302	7.37%	$17,501	7.20%	$9,459	6.93%	$46,989	7.69%	$7,600	8.51%	$206,952	6.72%

[1] Includes demand loans, loans having no stated maturity and overdraft loans.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-11
Sound Financial, Inc.
Loan Originations, Purchases and Sales

	For the six months ended June 30,		For the year ended December 31,		
	2007	2006	2006	2005	2004
	(In thousands)				
Originations by type:					
Fixed-rate:					
One- to four-family real estate	$15,272	$18,814	$38,712	$ 53,966	$42,759
Home equity	3,064	4,635	13,593	4,742	4,079
Commercial real estate	5,324	310	1,035	7,482	3,849
Construction and development	1,235	5,563	6,747	6,773	5,371
Consumer	8,120	8,821	19,191	20,583	19,372
Commercial business	1,275	859	1,669	8,945	2,224
Total fixed-rate	34,290	39,002	80,947	102,491	77,654
Adjustable rate:					
One- to four-family real estate[1]	4,960	3,362	6,982	4,079	2,155
Home equity	4,350	3,038	7,879	13,394	13,034
Commercial real estate	2,553	325	325	---	2,080
Construction and development	274	1,262	1,748	---	---
Consumer	52	101	191	51	338
Commercial business	874	405	769	2,647	3,983
Total adjustable-rate	13,063	8,493	17,894	20,171	21,590
Total loans originated	47,353	47,495	98,841	122,662	99,244
Sales and Repayments:					
One- to four-family real estate	11,642	13,916	26,221	37,122	31,882
Consumer	—	11,602	11,602	---	---
Total loans sold	11,642	25,518	37,823	37,122	31,882
Mortgage-backed securities	---	---	—	2,670	3,911
Total sales	11,642	25,518	37,823	39,792	35,793
Total principal repayments	27,036	21,426	46,106	52,368	42,298
Total reductions	38,678	46,944	83,929	92,106	78,091
Net increase (decrease)	$ 8,675	$ 431	$14,912	$ 33,172	$25,064

[1] These loans include $2.5 million, $2.8 million, $4.6 million, $2.2 million, and $2.0 million, respectively, of adjustable rate mortgage loan originations to employees at June 30, 2007 and 2006 and December 31, 2006, 2005 and 2004.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-12
Sound Financial, Inc.
Non-Performing Assets

	June 30, 2007	December 31, 2006	2005	2004	2003	2002
		(Dollars in thousands)				
Non-accruing loans:						
One- to four-family	$365	$132	$—	$—	$ —	$ —
Home equity	13	—	20	—	—	—
Consumer	184	140	109	42	65	483
Total	562	272	129	42	65	483
Accruing loans delinquent more than 90 days:						
One- to four-family	—	—	129	—	51	57
Home equity	—	—	—	—	39	23
Consumer	—	20	191	10	89	159
Commercial business	—	—	—	—	8	30
Total	—	20	320	10	187	269
Foreclosed assets:						
Consumer	—	106	—	—	—	—
Total	—	106	—	—	—	—
Total non-performing assets	$562	$398	$449	$52	$252	$752
Total as a percentage of total assets	0.24%	0.18%	0.22%	0.03%	0.17%	0.56%

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-13
Sound Financial, Inc.
Deposit Composition

	June 30, 2007		December 31, 2006		December 31, 2005		December 31, 2004	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousand)							
Transactions and Savings Deposits:								
Non interest-bearing demand	$ 15,429	8.41%	$ 12,711	7.02%	$ 9,194	5.47%	$ 9,047	5.69%
Interest-bearing checking	19,374	10.54	17,251	9.53	15,557	9.25	13,202	8.31
Statement savings	11,473	6.25	12,510	6.91	16,848	10.02	19,274	12.13
Money market	41,424	22.57	53,270	29.44	54,431	32.37	51,315	32.29
Total non-certificates	87,148	47.48	95,742	52.91	96,030	57.10	92,838	58.43
Certificates:								
0.00 – 0.99%	—	—	—	—	104	0.06	68	0.04
1.00 – 3.99%	10,126	5.52	16,519	9.13	46,461	27.63	41,227	25.95
4.00 – 5.99%	86,112	46.91	68,549	37.87	25,227	15.00	21,270	13.39
6.00 – 7.99%	160	0.09	155	0.09	345	0.21	3,496	2.20
8.00% and over	3	—	3	0.00	6	—	2	—
Total certificates	96,401	52.52	85,226	47.08	72,143	42.90	66,063	41.57
Accrued interest	88	0.05	37	0.02	—	—	—	—
Total deposits	$183,549	100.00%	$180,968	100.00%	$168,173	100.00%	$158,901	100.00%

Recent increases in certificate accounts reflect recent increases in general market rates, which have made our customers more willing to commit their funds for a specified time. They also are a result of special promotions on certificate accounts we have conducted to encourage deposit inflows. Our plans for the remainder of 2007 and for 2008 are to attract money market savings and demand or checking accounts. We require our commercial loan customers to maintain a demand or savings account with us. As our commercial lending business increases, we anticipate increases in transaction and savings deposits from our commercial customers. We have been approved as a public funds depository but have not received any public funds deposits. We do not expect that we will receive a large amount of these public funds due to the strong competition for such funds and our small asset size as compared to other financial institutions competing for such funds.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-14
Sound Financial, Inc.
Maturity of Time Deposits

	Maturity				
	3 months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
			(In thousands)		
Certificates of deposit less than $100,000	$ 8,055	$ 7,795	$22,793	$14,371	$53,014
Certificates of deposit of $100,000 or more	7,893	6,598	18,837	10,059	43,387
Total certificates of deposit	$15,948	$14,393	$41,630	$24,430	$96,401

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT I-15
Sound Financial, Inc.
Borrowing Activity

	For the six months ended June 30,		For the year ended December 31,		
	2007	2006	2006	2005	2004
	(Dollars in thousands)				
Maximum balance:					
Federal Home Loan Bank advances....	$34,519	$24,485	$24,485	$25,399	$7,208
Average balances:					
Federal Home Loan Bank advances....	$29,366	$20,604	$19,824	$16,239	$4,728
Weighted average interest rate:					
Federal Home Loan Bank advances....	4.97%	4.79%	4.77%	3.93%	2.97%

	June 30,	December 31,		
	2007	2006	2005	2004
	(Dollars in thousands)			
Federal Home Loan Bank advances	$27,669	$22,029	$21,304	$2,669
Weighted average interest rate of:				
Federal Home Loan Bank advances	4.96%	4.84%	4.29%	3.88%

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT II-1
Sound Financial, Inc.
Description of Office Facilities

Location	Year opened	Owned or leased	Lease expiration date
Main office: 2005 5th Avenue Seattle, WA 98121	1993	Leased	2017[1]
Branch offices: *Cedar Plaza Branch* 22807 44th Avenue West Mountlake Terrace, WA 98043	2004	Leased	2015[2]
East Marginal Branch 10200 East Marginal Way South Tukwila, WA 98168	1953	Leased	2010[3]
Lakewood Branch Lakewood Town Center 61111 Lakewood Town Center Blvd., SW, Suite B Lakewood, WA 98499	2004	Leased	2009[4]
Sequim Branch 541 North 5th Avenue Sequim, WA 98382	1997	Leased	2013[5]

1. Lease contains no renewal option.
2. Lease provides for four five-year renewals.
3. Lease provides for one two-year renewal.
4. Lease provides for one five-year renewal.
5. Lease provides for two nine-year renewals.

Source: Sound Financial, Inc.'s preliminary prospectus.

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.68%	4.91%	5.03%
As of Aug. 31, 2007		8.25%	4.01%	4.19%	4.54%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal

EXHIBIT II-3
Demographic Data in the Primary Market Area



SNLFinancial

Demographic Summary: US

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	281,421,906	306,348,230	325,526,398	8.86	6.26
0-14 Age Group (%)	21.41	20.26	19.76	3.02	3.60
15-34 Age Group (%)	28.10	27.33	27.01	5.89	5.02
35-54 Age Group (%)	29.43	29.07	27.90	7.52	1.98
55-69 Age Group (%)	12.01	14.30	16.20	29.54	20.44
70+ Age Group (%)	9.05	9.04	9.13	8.77	7.29
Median Age (actual)	35.3	36.7	37.6	3.97	2.45
Diversity Index (actual)	54.6	59.3	62.3	8.61	5.06
Black (%)	12.32	12.59	12.71	11.26	7.29
Asian (%)	3.64	4.31	4.79	29.05	18.04
White (%)	75.14	72.70	71.05	5.33	3.85
Hispanic (%)	12.55	15.03	16.81	30.43	18.80
Pacific Islander (%)	0.14	0.15	0.15	13.57	9.06
American Indian/Alaska Native (%)	0.88	0.90	0.91	11.66	7.61
Multiple races (%)	2.43	2.83	3.11	27.07	16.80
Other (%)	5.46	6.51	7.27	29.91	18.56
Total Households (actual)	105,480,101	115,337,039	122,830,665	9.34	6.50
$0-25K Households (%)	28.67	21.91	18.29	-16.46	-11.09
$25-50K Households (%)	29.34	25.02	21.57	-6.74	-8.19
$50-100K Households (%)	29.70	32.32	31.74	19.01	4.58
$100K+ Households (%)	12.29	20.75	28.40	84.58	45.77
Average Household Income ($)	56,644	73,126	88,685	29.10	21.28
Median Household Income ($)	42,164	53,154	62,503	26.06	17.59
Per Capita Income ($)	21,587	27,916	33,873	29.32	21.34
$0-35K Net Worth HHs (%)	NA	33.11	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.76	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.37	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	14.34	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.42	NA	NA	NA
Median Household Net Worth ($)	NA	105,518	NA	NA	NA
Average Household Net Worth ($)	NA	517,374	NA	NA	NA
Total Owner Occupied Housing Units	69,815,753	78,501,874	83,687,265	12.44	6.61
$0-100K in Value HUs (%)	44.57	21.62	17.09	-45.47	-15.73
$100-200K in Value HUs (%)	35.18	30.42	27.18	-2.77	-4.73
$200-300K in Value HUs (%)	11.17	18.60	19.66	87.21	12.65

$300-500K in Value HUs (%)	6.12	16.46	19.15	202.35	24.01
$500K+ in Value HUs (%)	2.95	12.90	16.92	391.67	39.85

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Washington

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	5,894,121	6,516,384	6,975,742	10.56	7.05
0-14 Age Group (%)	21.29	19.62	19.13	1.89	4.37
15-34 Age Group (%)	28.15	27.72	27.61	8.85	6.62
35-54 Age Group (%)	30.90	29.79	28.05	6.61	0.79
55-69 Age Group (%)	11.41	14.72	16.96	42.60	23.34
70+ Age Group (%)	8.24	8.14	8.24	9.17	8.41
Median Age (actual)	35.3	36.9	37.7	4.53	2.17
Diversity Index (actual)	42.0	46.8	50.2	11.43	7.26
Black (%)	3.23	3.41	3.52	16.69	10.59
Asian (%)	5.47	6.19	6.70	25.23	15.86
White (%)	81.81	79.63	78.04	7.62	4.91
Hispanic (%)	7.49	9.23	10.61	36.24	23.09
Pacific Islander (%)	0.41	0.42	0.43	13.86	8.81
American Indian/Alaska Native (%)	1.58	1.53	1.49	6.96	4.35
Multiple races (%)	3.62	4.18	4.59	27.49	17.57
Other (%)	3.88	4.64	5.23	32.08	20.70
Total Households (actual)	2,271,398	2,514,308	2,695,030	10.69	7.19
$0-25K Households (%)	24.73	18.07	14.50	-19.11	-13.96
$25-50K Households (%)	29.66	23.99	19.71	-10.47	-11.95
$50-100K Households (%)	33.05	34.90	33.86	16.90	4.02
$100K+ Households (%)	12.56	23.04	31.92	103.01	48.50
Average Household Income ($)	58,653	76,597	93,986	30.59	22.70
Median Household Income ($)	45,770	59,060	70,229	29.04	18.91
Per Capita Income ($)	22,973	29,955	36,734	30.39	22.63
$0-35K Net Worth HHs (%)	NA	30.48	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.51	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.13	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	15.41	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	19.47	NA	NA	NA
Median Household Net Worth ($)	NA	121,222	NA	NA	NA
Average Household Net Worth ($)	NA	546,371	NA	NA	NA
Total Owner Occupied Housing Units	1,467,009	1,696,475	1,816,020	15.64	7.05
$0-100K in Value HUs (%)	21.05	6.66	5.05	-63.43	-18.83
$100-200K in Value HUs (%)	45.69	19.36	11.75	-50.99	-35.02
$200-300K in Value HUs (%)	19.28	27.03	20.96	62.12	-16.99

$300-500K in Value HUs (%)	10.11	28.33	34.26	224.23	29.42
$500K+ in Value HUs (%)	3.86	18.61	27.98	456.87	60.93

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Seattle-Tacoma-Bellevue, WA

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	3,043,878	3,327,901	3,531,676	9.33	6.12
0-14 Age Group (%)	20.50	19.25	18.63	2.66	2.70
15-34 Age Group (%)	29.19	27.74	27.61	3.90	5.61
35-54 Age Group (%)	32.15	31.58	30.11	7.39	1.18
55-69 Age Group (%)	10.70	14.01	16.13	43.14	22.12
70+ Age Group (%)	7.46	7.42	7.53	8.77	7.74
Median Age (actual)	35.2	36.9	37.8	4.83	2.44
Diversity Index (actual)	44.0	48.6	51.8	10.45	6.58
Black (%)	5.02	5.30	5.48	15.54	9.74
Asian (%)	8.49	9.62	10.42	23.89	14.99
White (%)	78.32	75.83	74.04	5.86	3.62
Hispanic (%)	5.34	6.66	7.70	36.34	22.73
Pacific Islander (%)	0.55	0.56	0.57	12.48	7.78
American Indian/Alaska Native (%)	1.12	1.10	1.08	7.06	4.29
Multiple races (%)	4.16	4.78	5.24	25.57	16.23
Other (%)	2.35	2.81	3.17	30.90	19.65
Total Households (actual)	1,196,568	1,314,705	1,398,400	9.87	6.37
$0-25K Households (%)	20.50	14.49	11.36	-22.33	-16.60
$25-50K Households (%)	27.79	21.38	16.73	-15.47	-16.76
$50-100K Households (%)	35.63	35.32	33.04	8.93	-0.51
$100K+ Households (%)	16.08	28.80	38.86	96.86	43.52
Average Household Income ($)	65,948	87,172	108,316	32.18	24.26
Median Household Income ($)	51,488	67,187	80,720	30.49	20.14
Per Capita Income ($)	26,332	34,819	43,295	32.23	24.34
$0-35K Net Worth HHs (%)	NA	27.22	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.36	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.28	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.45	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	21.69	NA	NA	NA
Median Household Net Worth ($)	NA	144,546	NA	NA	NA
Average Household Net Worth ($)	NA	600,567	NA	NA	NA
Total Owner Occupied Housing Units	743,416	855,547	908,666	15.08	6.21
$0-100K in Value HUs (%)	10.25	4.26	2.64	-52.17	-34.17
$100-200K in Value HUs (%)	42.50	8.60	3.92	-76.70	-51.66
$200-300K in Value HUs (%)	26.33	22.87	14.47	-0.07	-32.79

$300-500K in Value HUs (%)	15.02	36.60	40.28	180.51	16.89
$500K+ in Value HUs (%)	5.90	27.67	38.69	439.65	48.51

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: King, WA

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	1,737,034	1,859,574	1,943,506	7.05	4.51
0-14 Age Group (%)	18.79	18.04	17.32	2.77	0.34
15-34 Age Group (%)	29.90	27.69	27.17	-0.84	2.53
35-54 Age Group (%)	32.70	32.26	31.09	5.62	0.72
55-69 Age Group (%)	10.81	14.37	16.64	42.30	21.02
70+ Age Group (%)	7.80	7.64	7.79	4.83	6.53
Median Age (actual)	35.7	37.5	38.9	5.04	3.73
Diversity Index (actual)	47.3	52.0	55.3	9.94	6.35
Black (%)	5.40	5.71	5.90	13.09	8.04
Asian (%)	10.81	12.29	13.36	21.74	13.58
White (%)	75.73	72.89	70.83	3.03	1.57
Hispanic (%)	5.48	6.81	7.85	32.94	20.54
Pacific Islander (%)	0.52	0.53	0.54	9.58	5.75
American Indian/Alaska Native (%)	0.92	0.89	0.87	3.76	1.89
Multiple races (%)	4.06	4.64	5.06	22.27	14.03
Other (%)	2.56	3.06	3.45	27.95	17.70
Total Households (actual)	710,916	763,895	800,276	7.45	4.76
$0-25K Households (%)	19.98	14.02	10.89	-24.58	-18.66
$25-50K Households (%)	26.51	19.78	15.26	-19.83	-19.18
$50-100K Households (%)	34.79	33.70	30.88	4.08	-4.01
$100K+ Households (%)	18.72	32.50	42.98	86.52	38.53
Average Household Income ($)	71,101	94,939	119,614	33.53	25.99
Median Household Income ($)	53,383	71,420	86,191	33.79	20.68
Per Capita Income ($)	29,521	39,393	49,679	33.44	26.11
$0-35K Net Worth HHs (%)	NA	26.17	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.24	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	19.09	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.26	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	23.24	NA	NA	NA
Median Household Net Worth ($)	NA	153,276	NA	NA	NA
Average Household Net Worth ($)	NA	634,723	NA	NA	NA
Total Owner Occupied Housing Units	425,436	478,835	499,827	12.55	4.38
$0-100K in Value HUs (%)	6.74	3.36	1.89	-43.88	-41.40
$100-200K in Value HUs (%)	34.39	6.16	2.39	-79.85	-59.57
$200-300K in Value HUs (%)	30.08	18.72	10.24	-29.95	-42.90

$300-500K in Value HUs (%)	20.00	35.34	36.13	98.92	6.71
$500K+ in Value HUs (%)	8.79	36.42	49.36	366.44	41.47

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Pierce, WA

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	700,820	782,855	842,507	11.71	7.62
0-14 Age Group (%)	22.65	20.42	19.91	0.69	4.94
15-34 Age Group (%)	28.76	28.79	29.12	11.82	8.85
35-54 Age Group (%)	30.39	29.71	27.92	9.20	1.13
55-69 Age Group (%)	10.87	13.57	15.48	39.41	22.81
70+ Age Group (%)	7.33	7.52	7.57	14.57	8.43
Median Age (actual)	34.1	35.6	35.8	4.40	0.56
Diversity Index (actual)	44.3	48.9	52.2	10.38	6.75
Black (%)	6.95	7.41	7.71	19.01	11.96
Asian (%)	5.08	5.84	6.38	28.49	17.48
White (%)	78.39	75.96	74.21	8.24	5.15
Hispanic (%)	5.51	6.90	8.00	39.90	24.79
Pacific Islander (%)	0.85	0.87	0.89	15.33	9.59
American Indian/Alaska Native (%)	1.42	1.39	1.36	8.92	5.48
Multiple races (%)	5.11	5.89	6.47	28.73	18.11
Other (%)	2.20	2.64	2.99	34.27	21.66
Total Households (actual)	260,800	292,387	315,820	12.11	8.01
$0-25K Households (%)	24.19	17.42	13.87	-19.26	-14.00
$25-50K Households (%)	30.99	25.42	20.64	-8.03	-12.29
$50-100K Households (%)	34.39	37.11	35.97	20.97	4.71
$100K+ Households (%)	10.43	20.05	29.51	115.53	58.99
Average Household Income ($)	54,972	71,666	87,396	30.37	21.95
Median Household Income ($)	45,197	57,619	68,716	27.48	19.26
Per Capita Income ($)	20,948	27,259	33,279	30.13	22.08
$0-35K Net Worth HHs (%)	NA	30.57	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	16.09	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.72	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	16.17	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	18.45	NA	NA	NA
Median Household Net Worth ($)	NA	117,646	NA	NA	NA
Average Household Net Worth ($)	NA	525,651	NA	NA	NA
Total Owner Occupied Housing Units	165,598	194,477	210,054	17.44	8.01
$0-100K in Value HUs (%)	20.31	5.55	3.88	-67.89	-24.56
$100-200K in Value HUs (%)	58.26	15.97	8.25	-67.80	-44.23
$200-300K in Value HUs (%)	13.72	34.95	26.08	199.14	-19.40

$300-500K in Value HUs (%)	6.03	31.39	40.35	511.43	38.83
$500K+ in Value HUs (%)	1.68	12.13	21.44	746.63	90.96

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Snohomish, WA

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	606,024	685,472	745,663	13.11	8.78
0-14 Age Group (%)	22.90	21.19	20.59	4.66	5.71
15-34 Age Group (%)	27.66	26.67	27.04	9.07	10.30
35-54 Age Group (%)	32.62	31.87	30.03	10.52	2.49
55-69 Age Group (%)	10.21	13.56	15.52	50.28	24.50
70+ Age Group (%)	6.61	6.71	6.82	14.70	10.58
Median Age (actual)	34.6	36.4	36.9	5.20	1.37
Diversity Index (actual)	32.9	37.4	40.7	13.68	8.82
Black (%)	1.67	1.79	1.88	21.53	13.96
Asian (%)	5.78	6.68	7.34	30.73	19.52
White (%)	85.63	83.66	82.19	10.50	6.88
Hispanic (%)	4.72	5.96	6.95	42.86	26.82
Pacific Islander (%)	0.28	0.29	0.30	17.95	11.59
American Indian/Alaska Native (%)	1.36	1.34	1.32	11.19	7.21
Multiple races (%)	3.36	3.90	4.31	31.46	20.07
Other (%)	1.92	2.34	2.66	37.71	23.97
Total Households (actual)	224,852	258,423	282,304	14.93	9.24
$0-25K Households (%)	17.89	12.57	9.91	-19.24	-13.90
$25-50K Households (%)	28.13	21.54	16.53	-11.98	-16.15
$50-100K Households (%)	39.73	38.11	35.89	10.25	2.89
$100K+ Households (%)	14.25	27.78	37.66	123.97	48.13
Average Household Income ($)	62,386	81,758	99,692	31.05	21.94
Median Household Income ($)	53,219	68,275	80,881	28.29	18.46
Per Capita Income ($)	23,417	31,047	37,976	32.58	22.32
$0-35K Net Worth HHs (%)	NA	26.54	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	14.90	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	20.48	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	17.33	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	20.75	NA	NA	NA
Median Household Net Worth ($)	NA	150,812	NA	NA	NA
Average Household Net Worth ($)	NA	584,367	NA	NA	NA
Total Owner Occupied Housing Units	152,382	182,235	198,785	19.59	9.08
$0-100K in Value HUs (%)	9.12	5.24	3.23	-31.20	-32.83
$100-200K in Value HUs (%)	48.02	7.16	3.19	-82.16	-51.45
$200-300K in Value HUs (%)	29.57	20.85	12.83	-15.66	-32.87

$300-500K in Value HUs (%)	10.88	45.47	50.66	400.05	21.53
$500K+ in Value HUs (%)	2.42	21.26	30.09	949.51	54.34

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600



SNLFinancial

Demographic Summary: Clallam, WA

Back to Industry Data Home

	Base 2000	Current 2007	Projected 2012	% Change 2000 - 2007	% Change 2007 - 2012
Total Population (actual)	64,525	70,908	76,720	9.89	8.20
0-14 Age Group (%)	17.60	15.25	14.62	-4.80	3.75
15-34 Age Group (%)	20.60	20.81	20.39	11.05	6.00
35-54 Age Group (%)	28.71	26.05	23.32	-0.29	-3.15
55-69 Age Group (%)	17.22	21.80	25.22	39.10	25.17
70+ Age Group (%)	15.87	16.08	16.44	11.39	10.62
Median Age (actual)	43.7	47.3	49.4	8.24	4.44
Diversity Index (actual)	25.5	28.6	30.9	12.16	8.04
Black (%)	0.84	0.89	0.95	16.33	15.14
Asian (%)	1.13	1.49	1.66	44.73	20.32
White (%)	89.12	88.03	87.28	8.55	7.27
Hispanic (%)	3.41	4.30	5.04	38.40	26.89
Pacific Islander (%)	0.16	0.17	0.17	14.42	11.76
American Indian/Alaska Native (%)	5.12	5.12	5.09	9.84	7.72
Multiple races (%)	2.44	2.86	3.19	28.62	20.62
Other (%)	1.18	1.44	1.66	34.30	24.56
Total Households (actual)	27,164	30,622	33,442	12.73	9.21
$0-25K Households (%)	32.82	25.58	21.42	-12.15	-8.54
$25-50K Households (%)	34.26	29.60	25.17	-2.60	-7.14
$50-100K Households (%)	27.04	32.80	35.81	36.73	19.24
$100K+ Households (%)	5.88	12.02	17.60	130.56	59.86
Average Household Income ($)	44,940	58,138	69,082	29.37	18.82
Median Household Income ($)	36,481	45,334	53,080	24.27	17.09
Per Capita Income ($)	19,517	25,474	30,496	30.52	19.71
$0-35K Net Worth HHs (%)	NA	33.31	NA	NA	NA
$35-100K Net Worth HHs (%)	NA	15.58	NA	NA	NA
$100-250K Net Worth HHs (%)	NA	18.45	NA	NA	NA
$250-500K Net Worth HHs (%)	NA	13.62	NA	NA	NA
$500K+ Net Worth HHs (%)	NA	19.04	NA	NA	NA
Median Household Net Worth ($)	NA	105,188	NA	NA	NA
Average Household Net Worth ($)	NA	528,489	NA	NA	NA
Total Owner Occupied Housing Units	19,757	23,065	25,153	16.74	9.05
$0-100K in Value HUs (%)	34.92	9.12	7.18	-69.50	-14.21
$100-200K in Value HUs (%)	45.83	31.55	18.80	-19.65	-35.01
$200-300K in Value HUs (%)	12.49	31.30	27.18	192.54	-5.30

$300-500K in Value HUs (%)	5.23	19.21	28.93	328.53	64.25
$500K+ in Value HUs (%)	1.52	8.82	17.91	575.75	121.44

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page. For more information on ESRI's methodology, click here.

SNL Financial LC, One SNL Plaza, PO Box 2124, Charlottesville, Virginia 22902, (434) 977-1600

EXHIBIT II-4
Economic Data in the Primary Market Area

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington state total [53000]

Item	2005
Income by place of residence ($000)	
Personal income	223,232,089
Population (persons) 2/	6,291,899
Per capita personal income (dollars)	35,479
Derivation of personal income ($000)	
Earnings by place of work	175,683,651
less: Contributions for government social insurance 3/	21,672,231
Employee & self-employed contrib. for govt. soc. ins.	9,817,325
Employer contributions for govt. social insurance	11,854,906
plus: Adjustment for residence 4/	2,796,849
equals: Net earnings by place of residence	156,808,269
plus: Dividends, interest, and rent 5/	36,560,323
plus: Personal current transfer receipts	29,863,497
Earnings by place of work ($000)	
Components of earnings	
Wage and salary disbursements	125,729,419
Supplements to wages and salaries	31,153,130
Employer contrib. for employee pension & insur. funds	19,298,224
Employer contributions for govt. social insurance	11,854,906
Proprietors' income 6/	18,801,102
Farm proprietors' income	233,142
Nonfarm proprietors' income	18,567,960
Earnings by industry	
Farm earnings	1,596,733
Nonfarm earnings	174,086,918
Private earnings	140,502,368
Forestry, fishing, related activities, and other 7/	1,874,910
Forestry and logging	490,392
Fishing, hunting, and trapping	582,481
Agriculture and forestry support activities	802,037
Other 7/	0
Mining	314,898
Oil and gas extraction	36,456
Mining (except oil and gas)	254,403
Support activities for mining	24,039
Utilities	577,781
Construction	12,593,097
Construction of buildings	4,006,789
Heavy and civil engineering construction	1,854,497
Specialty trade contractors	6,731,811
Manufacturing	21,147,231
Durable goods manufacturing	15,605,677
Wood product manufacturing	1,113,904
Nonmetallic mineral product manufacturing	550,658
Primary metal manufacturing	362,742
Fabricated metal product manufacturing	993,968
Machinery manufacturing	859,371
Computer and electronic product manufacturing	1,972,207
Electrical equipment and appliance manufacturing	325,353
Motor vehicles, bodies & trailers, and parts mfg.	(D)
Other transportation equipment manufacturing	(D)
Furniture and related product manufacturing	457,361
Miscellaneous manufacturing	730,102
Nondurable goods manufacturing	5,541,554
Food manufacturing	1,682,982
Beverage and tobacco product manufacturing	247,875
Textile mills	29,411
Textile product mills	90,482
Apparel manufacturing	102,982
Leather and allied product manufacturing	23,327
Paper manufacturing	1,186,448
Printing and related support activities	510,080
Petroleum and coal products manufacturing	344,593
Chemical manufacturing	817,178
Plastics and rubber products manufacturing	506,196
Wholesale trade	8,780,579
Retail Trade	12,296,750

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Washington state total [53000]

Item	2005
Motor vehicle and parts dealers	2,348,241
Furniture and home furnishings stores	517,058
Electronics and appliance stores	496,942
Building material and garden supply stores	1,074,711
Food and beverage stores	2,072,789
Health and personal care stores	601,091
Gasoline stations	494,084
Clothing and clothing accessories stores	827,514
Sporting goods, hobby, book and music stores	399,864
General merchandise stores	1,674,247
Miscellaneous store retailers	726,794
Nonstore retailers	1,063,415
Transportation and warehousing	5,621,955
Air transportation	877,338
Rail transportation	(D)
Water transportation	295,444
Truck transportation	1,536,396
Transit and ground passenger transportation	187,848
Pipeline transportation	22,812
Scenic and sightseeing transportation	45,118
Support activities for transportation	1,425,440
Couriers and messengers	(D)
Warehousing and storage	412,048
Information	11,859,997
Publishing industries, except Internet	7,340,934
Motion picture and sound recording industries	127,738
Broadcasting, except Internet	1,300,155
Internet publishing and broadcasts	180,981
Telecommunications	2,464,717
ISPs, search portals, and data processing	388,887
Other information services	56,585
Finance and insurance	9,666,398
Monetary authorities - central bank	(D)
Credit intermediation and related activities	4,603,672
Securities, commodity contracts, investments	1,601,554
Insurance carriers and related activities	3,205,631
Funds, trusts, and other financial vehicles	(D)
Real estate and rental and leasing	4,234,086
Real estate	3,632,735
Rental and leasing services	573,116
Lessors of nonfinancial intangible assets	28,235
Professional and technical services	14,345,670
Management of companies and enterprises	3,020,675
Administrative and waste services	6,240,150
Administrative and support services	5,169,919
Waste management and remediation services	1,070,231
Educational services	1,373,185
Health care and social assistance	15,452,057
Amubulatory health care services	8,256,496
Hospitals	3,872,380
Nursing and residential care facilities	1,777,458
Social assistance	1,545,723
Arts, entertainment, and recreation	1,705,557
Performing arts and spectator sports	747,971
Museums, historical sites, zoos, and parks	85,398
Amusement, gambling, and recreation	872,188
Accommodation and food services	4,556,617
Accommodation	871,851
Food services and drinking places	3,684,766
Other services, except public administration	4,840,775
Repair and maintenance	1,488,179
Personal and laundry services	956,328
Membership associations and organizations	1,866,322
Private households	529,946
Government and government enterprises	33,584,550
Federal, civilian	6,002,222
Military	5,412,048

See footnotes at end of table.
Table CA05N

Washington state total [53000]

Item	2005
State and local	22,170,280
State government	7,079,435
Local government	15,090,845

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

King, Washington [53033]

Item	2005
Income by place of residence ($000)	
Personal income	86,746,632
Population (persons) 2/	1,799,119
Per capita personal income (dollars)	48,216
Derivation of personal income ($000)	
Earnings by place of work	85,399,075
less: Contributions for government social insurance 3/	10,395,837
Employee & self-employed contrib. for govt. soc. ins.	4,698,880
Employer contributions for govt. social insurance	5,696,957
plus: Adjustment for residence 4/	-11,472,945
equals: Net earnings by place of residence	63,530,293
plus: Dividends, interest, and rent 5/	15,585,161
plus: Personal current transfer receipts	7,631,178
Earnings by place of work ($000)	
Components of earnings	
Wage and salary disbursements	61,037,389
Supplements to wages and salaries	14,316,564
Employer contrib. for employee pension & insur. funds	8,619,607
Employer contributions for govt. social insurance	5,696,957
Proprietors' income 6/	10,045,122
Farm proprietors' income	12,204
Nonfarm proprietors' income	10,032,918
Earnings by industry	
Farm earnings	43,643
Nonfarm earnings	85,355,432
Private earnings	75,559,478
Forestry, fishing, related activities, and other 7/	515,524
Forestry and logging	77,068
Fishing, hunting, and trapping	342,537
Agriculture and forestry support activities	95,919
Other 7/	0
Mining	56,077
Oil and gas extraction	10,114
Mining (except oil and gas)	43,360
Support activities for mining	2,603
Utilities	250,680
Construction	5,119,937
Construction of buildings	1,681,723
Heavy and civil engineering construction	612,222
Specialty trade contractors	2,825,992
Manufacturing	10,222,042
Durable goods manufacturing	7,939,241
Wood product manufacturing	130,820
Nonmetallic mineral product manufacturing	202,498
Primary metal manufacturing	70,456
Fabricated metal product manufacturing	374,927
Machinery manufacturing	381,561
Computer and electronic product manufacturing	836,872
Electrical equipment and appliance manufacturing	146,455
Motor vehicles, bodies & trailers, and parts mfg.	(D)
Other transportation equipment manufacturing	(D)
Furniture and related product manufacturing	161,562
Miscellaneous manufacturing	483,149
Nondurable goods manufacturing	2,282,801
Food manufacturing	718,036
Beverage and tobacco product manufacturing	136,292
Textile mills	3,515
Textile product mills	49,668
Apparel manufacturing	67,421
Leather and allied product manufacturing	8,406
Paper manufacturing	239,686
Printing and related support activities	360,722
Petroleum and coal products manufacturing	17,482
Chemical manufacturing	518,665
Plastics and rubber products manufacturing	162,908
Wholesale trade	5,368,631
Retail Trade	5,212,376

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

King, Washington (53033)

Item	2005
Motor vehicle and parts dealers	760,157
Furniture and home furnishings stores	279,855
Electronics and appliance stores	310,304
Building material and garden supply stores	365,534
Food and beverage stores	856,427
Health and personal care stores	232,409
Gasoline stations	95,943
Clothing and clothing accessories stores	456,352
Sporting goods, hobby, book and music stores	172,962
General merchandise stores	523,113
Miscellaneous store retailers	312,444
Nonstore retailers	846,876
Transportation and warehousing	3,223,843
Air transportation	852,961
Rail transportation	(D)
Water transportation	257,783
Truck transportation	591,088
Transit and ground passenger transportation	104,795
Pipeline transportation	(D)
Scenic and sightseeing transportation	22,139
Support activities for transportation	835,619
Couriers and messengers	248,018
Warehousing and storage	178,174
Information	10,488,729
Publishing industries, except Internet	6,906,039
Motion picture and sound recording industries	86,095
Broadcasting, except Internet	1,177,971
Internet publishing and broadcasts	160,173
Telecommunications	1,806,328
ISPs, search portals, and data processing	297,105
Other information services	55,018
Finance and insurance	5,653,592
Monetary authorities - central bank	(D)
Credit intermediation and related activities	2,564,924
Securities, commodity contracts, investments	1,007,547
Insurance carriers and related activities	1,883,882
Funds, trusts, and other financial vehicles	(D)
Real estate and rental and leasing	2,474,855
Real estate	2,171,475
Rental and leasing services	285,059
Lessors of nonfinancial intangible assets	18,321
Professional and technical services	9,360,688
Management of companies and enterprises	2,345,063
Administrative and waste services	3,272,443
Administrative and support services	3,126,381
Waste management and remediation services	146,062
Educational services	661,878
Health care and social assistance	6,098,080
Amubulatory health care services	3,146,263
Hospitals	1,705,308
Nursing and residential care facilities	613,486
Social assistance	633,023
Arts, entertainment, and recreation	1,074,256
Performing arts and spectator sports	658,019
Museums, historical sites, zoos, and parks	58,371
Amusement, gambling, and recreation	357,866
Accommodation and food services	2,110,200
Accommodation	454,714
Food services and drinking places	1,655,486
Other services, except public administration	2,050,584
Repair and maintenance	603,870
Personal and laundry services	478,299
Membership associations and organizations	742,337
Private households	226,078
Government and government enterprises	9,795,954
Federal, civilian	1,993,099
Military	359,226

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

King, Washington [53033]

Item	2005
State and local	7,443,629
State government	2,735,773
Local government	4,707,856

See footnotes at end of table.
Table CA05N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pierce, Washington [53053]

Item	2001	2002	2003	2004	2005
Income by place of residence ($000)					
Personal income	20,702,070	21,502,845	22,234,218	23,252,553	24,440,169
Population (persons) 2/	718,393	731,267	739,674	745,280	753,209
Per capita personal income (dollars)	28,817	29,405	30,059	31,200	32,448
Derivation of personal income ($000)					
Earnings by place of work	12,411,652	13,121,309	13,998,795	15,460,306	16,522,168
less: Contributions for government social insurance 3/	1,482,401	1,565,278	1,684,498	1,856,996	1,996,719
Employee & self-employed contrib. for govt. soc. ins.	674,839	716,030	760,174	838,254	899,678
Employer contributions for govt. social insurance	807,562	849,248	924,324	1,018,742	1,097,041
plus: Adjustment for residence 4/	3,694,756	3,671,472	3,418,407	3,378,041	3,304,169
equals: Net earnings by place of residence	14,624,007	15,227,503	15,732,704	16,981,351	17,829,618
plus: Dividends, interest, and rent 5/	3,089,760	3,091,093	3,151,195	2,865,058	3,033,668
plus: Personal current transfer receipts	2,988,303	3,184,249	3,350,319	3,406,144	3,576,883
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	8,982,634	9,439,087	10,016,980	10,961,597	11,591,859
Supplements to wages and salaries	2,174,753	2,406,028	2,650,812	2,982,879	3,333,850
Employer contrib. for employee pension & insur. funds	1,367,191	1,556,780	1,726,488	1,964,137	2,236,809
Employer contributions for govt. social insurance	807,562	849,248	924,324	1,018,742	1,097,041
Proprietors' income 6/	1,254,265	1,276,194	1,331,003	1,515,830	1,596,459
Farm proprietors' income	9,582	10,654	18,215	16,370	12,837
Nonfarm proprietors' income	1,244,683	1,265,540	1,312,788	1,499,460	1,583,622
Earnings by industry					
Farm earnings	34,426	36,573	43,031	43,049	38,763
Nonfarm earnings	12,377,226	13,084,736	13,955,764	15,417,257	16,483,405
Private earnings	8,731,641	9,085,833	9,651,841	10,722,287	11,215,484
Forestry, fishing, related activities, and other 7/	59,018	56,360	52,087	45,019	42,712
Forestry and logging	29,093	29,029	31,032	19,964	19,276
Fishing, hunting, and trapping	10,811	11,329	12,975	17,145	15,845
Agriculture and forestry support activities	19,114	16,002	8,080	7,910	7,591
Other 7/	0	0	0	0	0
Mining	16,797	15,217	16,076	19,572	21,896
Oil and gas extraction	483	309	744	1,129	1,345
Mining (except oil and gas)	16,193	14,585	15,025	18,011	20,134
Support activities for mining	121	323	307	432	417
Utilities	43,068	50,430	56,780	63,573	65,254
Construction	953,923	1,021,152	1,133,699	1,322,440	1,484,137
Construction of buildings	259,294	263,593	289,847	354,990	394,245
Heavy and civil engineering construction	182,132	211,258	256,653	293,444	321,631
Specialty trade contractors	512,497	546,301	587,199	674,006	768,261
Manufacturing	1,160,359	1,105,805	1,121,106	1,167,143	1,259,659
Durable goods manufacturing	768,657	736,470	(D)	800,915	866,583
Wood product manufacturing	120,330	117,594	122,682	143,627	156,534
Nonmetallic mineral product manufacturing	85,886	84,529	87,737	96,862	103,781
Primary metal manufacturing	23,433	18,553	(D)	(D)	(D)
Fabricated metal product manufacturing	98,866	96,786	101,525	110,071	121,134
Machinery manufacturing	36,579	35,800	35,039	37,891	38,238
Computer and electronic product manufacturing	181,110	159,967	166,044	149,935	149,891
Electrical equipment and appliance manufacturing	1,127	1,067	1,535	(D)	(D)
Motor vehicles, bodies & trailers, and parts mfg.	5,524	6,823	7,840	7,470	(D)
Other transportation equipment manufacturing	138,539	132,411	127,374	136,150	(D)
Furniture and related product manufacturing	50,595	51,697	57,873	68,396	61,676
Miscellaneous manufacturing	26,668	31,243	30,556	30,178	29,831
Nondurable goods manufacturing	391,702	369,335	(D)	366,228	393,076
Food manufacturing	83,447	81,965	85,648	81,929	87,475
Beverage and tobacco product manufacturing	(D)	(D)	(D)	(D)	(D)
Textile mills	(D)	(D)	(D)	(D)	(D)
Textile product mills	3,638	3,850	4,425	5,049	5,982
Apparel manufacturing	27,644	21,861	21,808	19,083	17,768
Leather and allied product manufacturing	446	532	867	2,141	1,086
Paper manufacturing	81,952	79,878	90,544	80,725	81,689
Printing and related support activities	53,469	40,028	29,136	28,895	30,745
Petroleum and coal products manufacturing	28,675	33,069	34,380	36,346	34,962
Chemical manufacturing	39,488	36,542	30,075	32,099	41,113
Plastics and rubber products manufacturing	69,557	67,762	67,260	72,030	83,706
Wholesale trade	494,519	495,858	527,454	579,924	623,403
Retail Trade	963,199	1,014,628	1,037,690	1,084,693	1,160,907

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pierce, Washington [53053]

Item	2001	2002	2003	2004	2005
Motor vehicle and parts dealers	241,014	265,042	278,413	287,353	318,131
Furniture and home furnishings stores	39,121	41,239	40,088	44,933	50,318
Electronics and appliance stores	24,562	27,201	30,995	30,317	31,584
Building material and garden supply stores	85,203	88,193	89,047	93,619	97,793
Food and beverage stores	168,833	183,940	169,126	169,597	173,228
Health and personal care stores	50,205	56,508	61,633	64,041	63,937
Gasoline stations	47,278	31,380	31,367	31,884	32,913
Clothing and clothing accessories stores	47,905	51,716	53,754	58,252	81,970
Sporting goods, hobby, book and music stores	44,305	44,667	44,976	45,869	38,109
General merchandise stores	124,188	140,457	157,513	177,719	181,363
Miscellaneous store retailers	56,958	57,720	54,400	54,568	61,081
Nonstore retailers	33,627	26,565	26,378	26,541	30,480
Transportation and warehousing	431,577	454,398	490,810	554,182	648,543
Air transportation	3,766	1,443	(D)	(D)	(D)
Rail transportation	27,320	28,084	29,253	32,162	32,715
Water transportation	5,725	4,418	(D)	(D)	(D)
Truck transportation	185,134	188,553	194,871	211,183	243,989
Transit and ground passenger transportation	11,513	16,534	16,687	14,556	16,431
Pipeline transportation	0	750	862	1,127	907
Scenic and sightseeing transportation	1,029	671	721	830	781
Support activities for transportation	142,361	157,664	160,190	183,574	238,108
Couriers and messengers	28,977	31,486	32,771	34,962	37,438
Warehousing and storage	25,752	24,795	49,192	69,090	73,786
Information	167,408	154,383	155,118	183,527	201,364
Publishing industries, except Internet	57,973	52,945	52,636	52,262	57,550
Motion picture and sound recording industries	3,954	5,269	3,913	4,372	4,271
Broadcasting, except Internet	3,968	(D)	(D)	(D)	(D)
Internet publishing and broadcasts	(D)	(D)	(D)	5,883	12,460
Telecommunications	92,662	85,946	89,676	114,936	105,424
ISPs, search portals, and data processing	6,835	4,762	2,862	2,193	18,112
Other information services	(D)	(L)	(L)	(D)	(D)
Finance and insurance	690,530	690,188	753,024	1,046,301	874,207
Monetary authorities - central bank	0	0	0	0	0
Credit intermediation and related activities	218,409	232,204	264,298	281,860	336,149
Securities, commodity contracts, investments	255,811	253,977	273,135	523,015	281,280
Insurance carriers and related activities	211,046	198,597	209,619	235,150	250,975
Funds, trusts, and other financial vehicles	5,264	5,410	5,972	6,276	5,803
Real estate and rental and leasing	257,459	286,449	335,495	370,296	390,132
Real estate	216,879	248,374	283,671	316,632	348,334
Rental and leasing services	(D)	(D)	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	(D)	(D)	(D)	(D)	(D)
Professional and technical services	533,677	571,326	561,832	620,873	647,013
Management of companies and enterprises	77,391	79,517	101,162	115,646	93,064
Administrative and waste services	351,920	388,406	442,772	509,315	553,870
Administrative and support services	321,733	359,553	410,285	466,966	506,170
Waste management and remediation services	30,187	28,853	32,487	42,349	47,700
Educational services	133,532	142,983	149,134	159,510	164,705
Health care and social assistance	1,546,428	1,659,875	1,763,779	1,872,707	1,935,308
Ambulatory health care services	892,046	931,937	986,976	1,051,492	1,072,707
Hospitals	353,091	386,777	422,451	472,878	501,271
Nursing and residential care facilities	149,376	167,607	180,839	184,506	194,726
Social assistance	151,915	173,554	173,513	163,831	166,604
Arts, entertainment, and recreation	97,430	106,351	103,686	102,442	106,471
Performing arts and spectator sports	11,707	16,897	13,841	14,188	14,067
Museums, historical sites, zoos, and parks	3,164	5,941	6,723	6,380	7,129
Amusement, gambling, and recreation	82,559	83,513	83,122	81,874	85,279
Accommodation and food services	318,681	326,275	359,960	391,633	420,729
Accommodation	30,558	32,047	35,480	36,889	34,987
Food services and drinking places	288,123	294,228	324,480	354,744	385,738
Other services, except public administration	434,725	466,232	490,177	513,491	522,114
Repair and maintenance	164,786	172,747	179,814	193,876	195,249
Personal and laundry services	85,515	88,885	93,696	97,019	101,103
Membership associations and organizations	151,575	172,440	(D)	184,375	187,518
Private households	32,849	32,160	(D)	38,221	38,248
Government and government enterprises	3,645,585	3,998,903	4,303,923	4,694,970	5,267,923
Federal, civilian	528,408	580,180	608,551	673,540	729,087
Military	1,267,719	1,466,469	1,665,829	1,849,784	2,277,647

See footnotes at end of table.
Table CA05N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTE
BUREAU OF ECONOMIC ANALYSI

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Pierce, Washington [53053]

Item	2001	2002	2003	2004	2005
State and local	1,849,458	1,952,254	2,029,543	2,171,646	2,261,187
State government	464,750	486,789	494,603	523,564	542,811
Local government	1,384,708	1,465,465	1,534,940	1,648,082	1,718,376

See footnotes at end of table.
Table CA05N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Snohomish, Washington [53061]

Item	2001	2002	2003	2004	2005
Income by place of residence ($000)					
Personal income	19,415,682	19,899,982	20,191,501	21,142,828	22,288,551
Population (persons) 2/	622,991	632,156	636,591	644,102	655,564
Per capita personal income (dollars)	31,165	31,480	31,718	32,825	33,999
Derivation of personal income ($000)					
Earnings by place of work	11,184,149	11,651,297	11,813,825	12,485,531	13,618,528
less: Contributions for government social insurance 3/	1,406,075	1,438,978	1,487,508	1,591,356	1,748,018
Employee & self-employed contrib. for govt. soc. ins.	615,357	642,702	653,958	694,558	768,709
Employer contributions for govt. social insurance	790,718	796,276	833,550	896,798	979,309
plus: Adjustment for residence 4/	4,780,272	4,654,381	4,708,112	5,060,959	5,082,906
equals: Net earnings by place of residence	14,558,346	14,866,700	15,034,429	15,955,134	16,953,416
plus: Dividends, interest, and rent 5/	2,699,124	2,688,389	2,703,132	2,744,060	2,752,091
plus: Personal current transfer receipts	2,158,212	2,344,893	2,453,940	2,443,634	2,583,044
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	8,475,472	8,678,028	8,757,883	9,192,276	9,998,487
Supplements to wages and salaries	1,863,993	2,116,679	2,171,847	2,306,447	2,573,081
Employer contrib. for employee pension & insur. funds	1,073,275	1,320,403	1,338,297	1,409,649	1,593,772
Employer contributions for govt. social insurance	790,718	796,276	833,550	896,798	979,309
Proprietors' income 6/	844,684	856,590	884,095	986,808	1,046,960
Farm proprietors' income	8,036	5,350	14,060	17,816	9,288
Nonfarm proprietors' income	836,648	851,240	870,035	968,992	1,037,672
Earnings by industry					
Farm earnings	33,421	26,489	33,749	40,139	35,767
Nonfarm earnings	11,150,728	11,624,808	11,780,076	12,445,392	13,582,761
Private earnings	9,247,335	9,586,602	9,625,192	10,168,225	11,184,390
Forestry, fishing, related activities, and other 7/	64,547	60,029	70,417	69,381	68,040
Forestry and logging	17,575	18,726	17,443	19,359	18,650
Fishing, hunting, and trapping	22,307	34,614	43,224	42,377	42,450
Agriculture and forestry support activities	24,665	6,689	9,750	7,645	6,940
Other 7/	0	0	0	0	0
Mining	34,894	18,415	18,127	16,663	18,218
Oil and gas extraction	1,198	(D)	(D)	859	1,025
Mining (except oil and gas)	(D)	(D)	16,332	(D)	(D)
Support activities for mining	(D)	(D)	(D)	(D)	(D)
Utilities	6,505	5,960	5,844	7,626	7,803
Construction	975,264	1,013,627	1,034,807	1,135,688	1,284,973
Construction of buildings	257,106	265,851	255,944	286,193	326,628
Heavy and civil engineering construction	134,055	145,332	168,862	151,383	161,034
Specialty trade contractors	584,103	602,444	610,001	698,112	797,311
Manufacturing	3,580,165	3,558,461	3,308,208	3,304,952	3,759,339
Durable goods manufacturing	3,335,485	3,261,493	3,048,247	3,053,504	3,497,364
Wood product manufacturing	93,501	82,999	100,175	115,289	117,710
Nonmetallic mineral product manufacturing	22,267	26,533	28,636	32,697	36,375
Primary metal manufacturing	6,660	4,918	4,488	5,668	9,231
Fabricated metal product manufacturing	130,153	123,485	127,835	133,992	159,844
Machinery manufacturing	34,114	37,394	36,712	41,251	42,008
Computer and electronic product manufacturing	479,132	430,634	475,902	482,618	522,845
Electrical equipment and appliance manufacturing	17,984	17,862	21,243	20,777	21,031
Motor vehicles, bodies & trailers, and parts mfg.	3,943	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	2,458,170	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	60,234	56,591	67,239	82,318	79,360
Miscellaneous manufacturing	29,327	31,042	42,388	41,785	44,486
Nondurable goods manufacturing	244,680	296,968	259,961	251,448	261,975
Food manufacturing	54,822	52,704	52,300	51,891	51,853
Beverage and tobacco product manufacturing	1,516	1,561	14,629	5,481	6,176
Textile mills	(D)	(D)	(D)	(D)	(D)
Textile product mills	4,879	2,785	2,572	4,127	3,066
Apparel manufacturing	4,391	5,054	4,529	4,610	6,075
Leather and allied product manufacturing	(D)	1,507	1,996	3,536	1,659
Paper manufacturing	(D)	(D)	(D)	(D)	(D)
Printing and related support activities	35,798	38,108	42,938	42,306	45,190
Petroleum and coal products manufacturing	0	824	931	927	908
Chemical manufacturing	30,122	74,218	9,759	11,983	12,140
Plastics and rubber products manufacturing	34,349	35,491	35,776	37,546	42,712
Wholesale trade	320,611	338,451	352,679	389,993	439,901
Retail Trade	885,679	907,418	926,791	954,083	1,040,435

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Snohomish, Washington (53061)

Item	2001	2002	2003	2004	2005
Motor vehicle and parts dealers	211,295	221,100	233,881	242,967	257,025
Furniture and home furnishings stores	34,702	31,673	32,137	30,892	30,191
Electronics and appliance stores	34,402	34,942	35,143	29,862	32,189
Building material and garden supply stores	88,689	95,503	98,534	104,263	117,202
Food and beverage stores	173,165	177,360	173,876	176,053	185,241
Health and personal care stores	57,999	59,950	49,810	52,798	57,106
Gasoline stations	37,426	33,411	33,835	31,713	31,679
Clothing and clothing accessories stores	39,960	40,640	42,860	44,871	78,206
Sporting goods, hobby, book and music stores	30,709	34,196	35,900	40,300	37,814
General merchandise stores	111,011	118,222	130,862	140,329	147,061
Miscellaneous store retailers	48,278	43,763	45,838	46,326	52,295
Nonstore retailers	18,043	16,658	14,115	13,709	14,426
Transportation and warehousing	143,468	146,390	152,375	171,277	198,536
Air transportation	1,986	2,271	4,861	4,790	3,570
Rail transportation	17,824	17,758	18,194	18,874	19,195
Water transportation	(D)	(D)	(D)	(D)	(D)
Truck transportation	42,569	53,002	52,516	60,047	72,405
Transit and ground passenger transportation	12,114	15,903	17,950	19,259	18,848
Pipeline transportation	9,724	565	542	783	661
Scenic and sightseeing transportation	(D)	(D)	(D)	(D)	338
Support activities for transportation	40,039	36,372	38,154	42,260	54,863
Couriers and messengers	(D)	(D)	16,125	17,288	(D)
Warehousing and storage	3,017	3,361	3,263	6,997	8,947
Information	212,829	246,025	246,078	260,416	252,147
Publishing industries, except Internet	64,407	66,910	68,552	74,189	75,311
Motion picture and sound recording industries	7,879	5,643	5,224	9,044	10,401
Broadcasting, except Internet	(D)	(D)	(D)	(D)	(D)
Internet publishing and broadcasts	(D)	(D)	(D)	(D)	(D)
Telecommunications	129,453	164,073	(D)	166,795	154,015
ISPs, search portals, and data processing	5,114	2,664	2,913	4,891	6,042
Other information services	344	(D)	(D)	(D)	(L)
Finance and insurance	513,644	603,877	674,755	759,517	802,675
Monetary authorities - central bank	0	0	0	0	0
Credit intermediation and related activities	185,878	233,780	275,548	345,568	380,739
Securities, commodity contracts, investments	(D)	(D)	(D)	(D)	44,174
Insurance carriers and related activities	258,635	299,311	323,320	334,734	349,084
Funds, trusts, and other financial vehicles	(D)	(D)	(D)	(D)	28,678
Real estate and rental and leasing	178,065	198,708	226,512	244,967	275,971
Real estate	156,722	178,878	203,682	214,856	237,136
Rental and leasing services	20,060	(D)	(D)	(D)	37,619
Lessors of nonfinancial intangible assets	1,283	(D)	(D)	(D)	1,216
Professional and technical services	527,643	519,362	523,158	582,081	639,446
Management of companies and enterprises	35,963	84,331	102,099	103,940	116,902
Administrative and waste services	232,130	237,967	250,486	321,424	349,787
Administrative and support services	215,385	222,282	230,088	299,298	326,912
Waste management and remediation services	16,745	15,685	20,398	22,126	22,875
Educational services	53,922	61,813	64,993	71,269	75,585
Health care and social assistance	821,504	894,684	933,550	998,586	1,033,676
Ambulatory health care services	512,491	530,460	557,598	597,499	605,804
Hospitals	(D)	(D)	(D)	(D)	(D)
Nursing and residential care facilities	102,602	124,461	132,458	136,018	149,190
Social assistance	(D)	(D)	(D)	(D)	(D)
Arts, entertainment, and recreation	64,173	74,062	79,890	91,061	98,471
Performing arts and spectator sports	11,761	12,301	13,645	15,387	17,497
Museums, historical sites, zoos, and parks	1,446	1,279	1,475	1,457	1,813
Amusement, gambling, and recreation	50,966	60,482	64,770	74,217	79,161
Accommodation and food services	248,729	252,879	278,630	297,231	326,060
Accommodation	19,104	18,812	18,322	20,962	23,560
Food services and drinking places	229,625	234,067	260,308	276,269	302,500
Other services, except public administration	347,600	364,143	375,793	388,070	396,425
Repair and maintenance	111,490	114,939	117,432	115,607	116,082
Personal and laundry services	76,473	75,928	74,872	81,321	84,845
Membership associations and organizations	124,355	138,961	142,969	150,558	154,814
Private households	35,282	34,315	40,520	40,584	40,684
Government and government enterprises	1,903,393	2,038,206	2,154,884	2,277,167	2,398,371
Federal, civilian	140,795	140,621	144,904	156,301	171,905
Military	335,502	376,955	410,372	461,474	485,068

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Snohomish, Washington [53061]

Item	2001	2002	2003	2004	2005
State and local	1,427,096	1,520,630	1,599,608	1,659,392	1,741,398
State government	222,937	237,296	252,778	254,021	261,395
Local government	1,204,159	1,283,334	1,346,830	1,405,371	1,480,003

See footnotes at end of table.
Table CA05N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Clallam, Washington [53009]

Item	2001	2002	2003	2004	2005
Income by place of residence ($000)					
Personal income	1,726,387	1,754,943	1,866,436	1,910,884	2,033,675
Population (persons) 2/	65,001	66,068	66,768	67,951	69,487
Per capita personal income (dollars)	26,559	26,563	27,954	28,121	29,267
Derivation of personal income ($000)					
Earnings by place of work	879,992	885,530	956,021	1,034,795	1,106,023
less: Contributions for government social insurance 3/	108,749	111,954	122,327	134,364	145,938
Employee & self-employed contrib. for govt. soc. ins.	55,886	57,222	61,552	66,935	73,674
Employer contributions for govt. social insurance	52,863	54,732	60,775	67,429	72,264
plus: Adjustment for residence 4/	27,707	28,041	28,174	29,223	30,113
equals: Net earnings by place of residence	798,950	801,617	861,868	929,654	990,198
plus: Dividends, interest, and rent 5/	529,066	533,793	561,841	520,074	554,367
plus: Personal current transfer receipts	398,371	419,533	442,727	461,156	489,110
Earnings by place of work ($000)					
Components of earnings					
Wage and salary disbursements	581,906	604,695	652,768	703,691	752,182
Supplements to wages and salaries	128,014	137,650	153,465	171,016	186,340
Employer contrib. for employee pension & insur. funds	75,151	82,918	92,690	103,587	114,076
Employer contributions for govt. social insurance	52,863	54,732	60,775	67,429	72,264
Proprietors' income 6/	170,072	143,185	149,788	160,088	167,501
Farm proprietors' income	153	162	660	250	-418
Nonfarm proprietors' income	169,919	143,023	149,128	159,838	167,919
Earnings by industry					
Farm earnings	2,080	2,050	2,595	2,310	1,688
Nonfarm earnings	877,912	883,480	953,426	1,032,485	1,104,335
Private earnings	598,299	587,668	643,954	703,751	758,704
Forestry, fishing, related activities, and other 7/	55,804	47,171	52,853	49,704	50,130
Forestry and logging	50,257	39,561	41,628	40,083	40,789
Fishing, hunting, and trapping	4,137	5,792	7,812	6,157	5,588
Agriculture and forestry support activities	1,410	1,818	3,413	3,464	3,753
Other 7/	0	0	0	0	0
Mining	865	828	909	1,072	2,124
Oil and gas extraction	0	(L)	(L)	(L)	(L)
Mining (except oil and gas)	863	807	877	1,021	2,072
Support activities for mining	(L)	(L)	(L)	(L)	(L)
Utilities	580	503	545	597	696
Construction	69,005	69,147	78,918	95,967	108,758
Construction of buildings	26,040	25,201	30,027	38,135	46,681
Heavy and civil engineering construction	11,341	12,803	14,129	16,342	14,828
Specialty trade contractors	31,624	31,143	34,762	41,490	47,249
Manufacturing	71,577	57,769	70,441	78,415	81,625
Durable goods manufacturing	35,781	30,007	41,060	46,115	48,102
Wood product manufacturing	21,042	19,098	28,152	31,205	33,825
Nonmetallic mineral product manufacturing	1,880	2,035	2,331	2,783	2,188
Primary metal manufacturing	85	73	(L)	56	60
Fabricated metal product manufacturing	1,529	1,424	1,398	1,554	1,807
Machinery manufacturing	(D)	(D)	(D)	(L)	(D)
Computer and electronic product manufacturing	(D)	0	0	0	0
Electrical equipment and appliance manufacturing	275	(D)	(D)	(D)	(D)
Motor vehicles, bodies & trailers, and parts mfg.	94	(D)	(D)	(D)	(D)
Other transportation equipment manufacturing	(D)	(D)	(D)	(D)	(D)
Furniture and related product manufacturing	1,028	960	1,243	1,558	1,669
Miscellaneous manufacturing	1,391	2,294	2,821	2,491	2,476
Nondurable goods manufacturing	35,796	27,762	29,381	32,300	33,523
Food manufacturing	1,940	1,699	1,794	1,924	2,131
Beverage and tobacco product manufacturing	(D)	(D)	(D)	(D)	(D)
Textile mills	0	0	0	0	0
Textile product mills	(D)	1,372	(D)	1,419	1,629
Apparel manufacturing	(L)	(L)	(L)	(L)	(L)
Leather and allied product manufacturing	(L)	(L)	124	63	58
Paper manufacturing	(D)	(D)	(D)	(D)	(D)
Printing and related support activities	2,070	1,266	1,247	1,301	1,341
Petroleum and coal products manufacturing	4,007	0	0	0	0
Chemical manufacturing	(D)	(D)	(D)	(D)	(D)
Plastics and rubber products manufacturing	(D)	(D)	(D)	(D)	(D)
Wholesale trade	15,330	17,311	19,388	22,363	22,986
Retail Trade	93,417	97,348	105,792	115,328	127,619

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Clallam, Washington [53009]

Item	2001	2002	2003	2004	2005
Motor vehicle and parts dealers	16,080	15,789	16,657	17,812	18,519
Furniture and home furnishings stores	3,189	3,704	4,647	5,252	5,625
Electronics and appliance stores	2,012	(D)	(D)	2,043	2,037
Building material and garden supply stores	8,668	8,128	9,520	11,326	14,787
Food and beverage stores	20,042	21,245	22,500	23,102	24,110
Health and personal care stores	7,857	7,335	8,183	9,339	10,143
Gasoline stations	3,521	7,600	8,212	9,113	9,361
Clothing and clothing accessories stores	2,385	2,311	2,448	2,536	3,156
Sporting goods, hobby, book and music stores	1,958	1,777	2,055	2,252	2,026
General merchandise stores	19,493	20,620	21,671	22,122	26,806
Miscellaneous store retailers	5,567	4,857	5,583	6,897	7,477
Nonstore retailers	2,645	(D)	(D)	3,534	3,572
Transportation and warehousing	25,213	24,661	24,045	27,236	26,929
Air transportation	(D)	(D)	(D)	(D)	(D)
Rail transportation	0	0	0	0	0
Water transportation	1,834	(D)	(D)	(D)	(D)
Truck transportation	14,416	14,000	12,988	16,284	17,036
Transit and ground passenger transportation	1,497	1,502	1,604	1,628	1,143
Pipeline transportation	0	0	0	0	0
Scenic and sightseeing transportation	(D)	(D)	(D)	(D)	(D)
Support activities for transportation	2,311	2,059	1,926	2,270	2,425
Couriers and messengers	(D)	(D)	(D)	(D)	(D)
Warehousing and storage	0	0	(D)	(D)	(D)
Information	12,765	12,678	12,375	12,740	12,921
Publishing industries, except Internet	6,260	6,483	6,872	6,579	6,781
Motion picture and sound recording industries	(D)	(D)	(D)	(D)	(D)
Broadcasting, except Internet	(D)	(D)	(D)	(D)	(D)
Internet publishing and broadcasts	(D)	0	0	(D)	(D)
Telecommunications	4,168	3,535	2,723	2,785	2,852
ISPs, search portals, and data processing	(D)	(D)	(D)	(D)	(D)
Other information services	(L)	(L)	(L)	(L)	(L)
Finance and insurance	29,321	26,731	26,980	28,776	30,711
Monetary authorities - central bank	0	0	0	0	0
Credit intermediation and related activities	16,758	13,953	13,629	14,735	16,453
Securities, commodity contracts, investments	6,320	3,294	5,112	5,058	5,450
Insurance carriers and related activities	6,243	9,484	8,239	8,983	8,808
Funds, trusts, and other financial vehicles	0	0	0	0	0
Real estate and rental and leasing	14,600	15,312	18,588	19,753	22,413
Real estate	6,861	11,393	13,351	16,000	19,558
Rental and leasing services	7,739	3,919	(D)	(D)	(D)
Lessors of nonfinancial intangible assets	0	0	(D)	(D)	(D)
Professional and technical services	36,262	35,652	34,897	43,634	48,486
Management of companies and enterprises	10,305	9,638	10,191	10,037	11,583
Administrative and waste services	8,962	9,535	10,740	12,912	14,688
Administrative and support services	7,886	7,791	8,165	9,850	11,350
Waste management and remediation services	1,076	1,744	2,575	3,062	3,338
Educational services	2,986	3,114	3,214	3,522	3,817
Health care and social assistance	80,414	84,803	92,454	97,486	106,140
Ambulatory health care services	(D)	58,004	63,739	68,099	74,097
Hospitals	(D)	0	0	0	0
Nursing and residential care facilities	15,060	13,797	14,771	15,474	20,377
Social assistance	8,856	13,002	13,944	13,913	11,666
Arts, entertainment, and recreation	4,434	4,285	4,209	4,748	5,499
Performing arts and spectator sports	(D)	(D)	179	212	400
Museums, historical sites, zoos, and parks	(D)	(D)	66	72	93
Amusement, gambling, and recreation	4,247	4,074	3,964	4,464	5,006
Accommodation and food services	29,647	32,075	34,025	36,784	40,155
Accommodation	8,453	9,537	9,658	10,604	9,937
Food services and drinking places	21,194	22,538	24,367	26,180	30,218
Other services, except public administration	36,812	39,107	43,390	42,677	41,424
Repair and maintenance	13,295	13,777	16,968	15,917	16,188
Personal and laundry services	5,503	6,287	6,263	6,208	4,441
Membership associations and organizations	13,577	14,704	15,128	15,544	15,773
Private households	4,437	4,339	5,031	5,008	5,022
Government and government enterprises	279,613	295,812	309,472	328,734	345,631
Federal, civilian	29,144	29,958	29,899	31,661	32,582
Military	17,255	21,206	26,481	28,525	31,604

See footnotes at end of table.
Table CA05N

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY INDUSTRY 1/
(thousands of dollars)

Clallam, Washington [53009]

Item	2001	2002	2003	2004	2005
State and local	233,214	244,648	253,092	268,548	281,445
State government	55,811	56,165	56,579	57,300	57,507
Local government	177,403	188,483	196,513	211,248	223,938

See footnotes at end of table.
Table CA05N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2000-2005 reflect county population estimates available as of March 2007.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Washington state total [53000]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	3,557,145	3,526,781	3,549,952	3,624,836	3,733,429
By type					
Wage and salary employment	2,942,687	2,902,830	2,915,249	2,953,519	3,027,812
Proprietors employment	614,458	623,951	634,703	671,317	705,617
Farm proprietors employment	35,276	35,348	34,028	33,425	33,308
Nonfarm proprietors employment 2/	579,182	588,603	600,675	637,892	672,309
By industry					
Farm employment	79,721	79,486	81,342	75,619	75,697
Nonfarm employment	3,477,424	3,447,295	3,468,610	3,549,217	3,657,732
Private employment	2,905,685	2,862,555	2,877,277	2,956,262	3,059,190
Forestry, fishing, related activities, and other 3/	50,941	52,569	49,310	51,570	52,003
Mining	5,766	5,033	5,580	5,333	5,486
Utilities	5,155	4,782	4,726	4,939	5,243
Construction	216,143	208,824	211,250	222,285	239,177
Manufacturing	332,319	301,420	282,040	280,210	288,975
Wholesale trade	132,365	127,645	128,096	133,746	137,504
Retail Trade	392,062	387,483	390,970	394,074	403,156
Transportation and warehousing	105,386	102,032	101,073	104,080	105,744
Information	108,349	101,575	100,501	102,224	105,973
Finance and insurance	140,186	140,420	143,872	144,905	146,522
Real estate and rental and leasing	131,046	132,371	136,568	146,865	156,514
Professional and technical services	233,234	230,393	231,151	238,707	249,205
Management of companies and enterprises	30,835	31,941	33,336	34,742	35,110
Administrative and waste services	161,095	161,631	166,206	178,179	190,219
Educational services	53,563	54,545	58,512	60,937	62,529
Health care and social assistance	319,763	328,132	334,158	340,922	350,920
Arts, entertainment, and recreation	75,744	79,323	80,683	84,264	85,160
Accommodation and food services	222,567	220,076	224,166	228,360	237,567
Other services, except public administration	189,166	192,360	195,079	199,920	202,183
Government and government enterprises	571,739	584,740	591,333	592,955	598,542
Federal, civilian	66,081	67,348	70,290	69,822	69,715
Military	74,302	75,587	76,513	75,822	77,981
State and local	431,356	441,805	444,530	447,311	450,846
State government	137,928	141,289	141,434	141,972	142,145
Local government	293,428	300,516	303,096	305,339	308,701

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

King, Washington [53033]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	1,437,294	1,396,814	1,388,550	1,413,149	1,449,287
By type					
Wage and salary employment	1,225,246	1,179,964	1,164,837	1,174,910	1,197,676
Proprietors employment	212,048	216,850	223,713	238,239	251,611
Farm proprietors employment	1,314	1,316	1,267	1,245	1,241
Nonfarm proprietors employment 2/	210,734	215,534	222,446	236,994	250,370
By industry					
Farm employment	2,209	2,158	2,076	1,914	1,915
Nonfarm employment	1,435,085	1,394,656	1,386,474	1,411,235	1,447,372
Private employment	1,270,291	1,225,582	1,216,861	1,242,801	1,279,629
Forestry, fishing, related activities, and other 3/	4,836	5,327	4,665	4,743	4,717
Mining	1,483	1,262	1,496	1,329	1,278
Utilities	1,418	1,282	1,183	990	1,023
Construction	79,272	74,239	72,842	75,405	80,267
Manufacturing	139,153	126,557	113,025	111,483	115,055
Wholesale trade	71,512	68,678	67,842	69,408	69,973
Retail Trade	143,212	138,684	138,121	137,935	139,223
Transportation and warehousing	56,123	52,304	50,937	51,899	51,087
Information	77,073	72,194	71,693	72,978	75,226
Finance and insurance	70,946	69,996	70,845	69,837	69,591
Real estate and rental and leasing	59,224	58,718	61,599	65,749	69,133
Professional and technical services	134,225	126,929	125,894	128,572	135,072
Management of companies and enterprises	21,327	22,046	22,984	23,869	24,804
Administrative and waste services	77,650	73,846	74,202	79,597	85,576
Educational services	26,287	26,228	27,868	28,818	29,178
Health care and social assistance	114,019	115,821	117,749	121,254	125,690
Arts, entertainment, and recreation	35,341	36,274	37,299	39,520	39,220
Accommodation and food services	88,851	85,847	87,068	88,288	91,652
Other services, except public administration	68,339	69,350	69,549	71,127	71,864
Government and government enterprises	164,794	169,074	169,613	168,434	167,743
Federal, civilian	20,831	21,328	22,770	22,583	21,863
Military	7,653	7,685	7,686	7,486	7,215
State and local	136,310	140,061	139,157	138,365	138,665
State government	51,231	53,389	53,309	53,273	53,099
Local government	85,079	86,672	85,848	85,092	85,566

See footnotes at end of table.
Table CA25N.

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Pierce, Washington [53053]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	334,293	336,672	343,037	352,982	367,471
By type					
Wage and salary employment	279,811	281,327	286,776	293,527	304,865
Proprietors employment	54,482	55,345	56,261	59,455	62,606
Farm proprietors employment	1,218	1,220	1,175	1,153	1,149
Nonfarm proprietors employment 2/	53,264	54,125	55,086	58,302	61,457
By industry					
Farm employment	2,066	2,072	2,027	1,873	1,824
Nonfarm employment	332,227	334,600	341,010	351,109	365,647
Private employment	256,276	257,092	262,321	271,268	282,044
Forestry, fishing, related activities, and other 3/	1,841	1,909	1,636	1,665	1,562
Mining	378	321	356	334	355
Utilities	673	618	620	677	717
Construction	22,071	22,095	23,445	25,376	27,372
Manufacturing	21,923	20,122	19,066	19,276	19,977
Wholesale trade	10,821	10,353	10,421	10,948	11,810
Retail Trade	38,003	38,376	38,449	39,262	40,542
Transportation and warehousing	9,767	9,941	10,877	11,289	12,496
Information	4,255	3,549	3,427	3,783	4,117
Finance and insurance	13,487	12,520	12,739	13,172	13,703
Real estate and rental and leasing	12,357	13,155	13,353	14,363	15,245
Professional and technical services	13,452	13,936	14,038	14,691	15,191
Management of companies and enterprises	1,355	1,304	1,544	1,654	1,438
Administrative and waste services	13,871	15,115	16,113	17,447	18,658
Educational services	5,900	6,090	6,433	6,694	6,741
Health care and social assistance	37,187	38,690	39,522	38,915	39,255
Arts, entertainment, and recreation	7,061	7,031	7,016	7,014	6,982
Accommodation and food services	21,621	21,162	22,127	22,949	23,896
Other services, except public administration	20,253	20,805	21,139	21,759	21,987
Government and government enterprises	75,951	77,508	78,689	79,841	83,603
Federal, civilian	9,404	9,502	9,771	9,815	10,202
Military	24,103	24,940	25,561	25,955	28,893
State and local	42,444	43,066	43,357	44,071	44,508
State government	11,444	11,503	11,319	11,636	11,607
Local government	31,000	31,563	32,038	32,435	32,901

See footnotes at end of table.

Table CA25N

April 2007

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Snohomish, Washington [53061]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	284,284	280,843	281,976	288,177	301,358
By type					
Wage and salary employment	235,135	230,812	231,541	234,732	245,070
Proprietors employment	49,149	50,031	50,435	53,445	56,288
Farm proprietors employment	1,387	1,389	1,338	1,314	1,309
Nonfarm proprietors employment 2/	47,762	48,642	49,097	52,131	54,979
By industry					
Farm employment	2,166	2,094	2,027	1,988	2,014
Nonfarm employment	282,118	278,749	279,949	286,189	299,344
Private employment	240,165	236,019	236,526	242,411	254,976
Forestry, fishing, related activities, and other 3/	1,672	1,729	1,568	1,682	1,589
Mining	652	357	410	325	334
Utilities	114	93	93	114	117
Construction	23,883	22,164	22,551	23,576	25,945
Manufacturing	53,869	47,519	45,004	43,919	46,643
Wholesale trade	6,936	7,091	7,246	7,701	8,272
Retail Trade	34,971	34,542	34,654	35,033	36,434
Transportation and warehousing	3,938	4,116	4,250	4,491	4,813
Information	4,811	4,997	4,781	4,695	4,844
Finance and insurance	10,505	11,573	12,120	12,502	12,593
Real estate and rental and leasing	9,896	10,380	10,400	11,305	12,356
Professional and technical services	13,274	13,057	13,069	13,818	14,581
Management of companies and enterprises	686	1,357	1,534	1,525	1,614
Administrative and waste services	11,694	12,090	12,353	13,588	14,407
Educational services	2,813	3,198	3,352	3,428	3,548
Health care and social assistance	22,676	23,655	23,723	24,051	24,702
Arts, entertainment, and recreation	4,822	5,211	5,403	5,732	6,088
Accommodation and food services	16,573	16,302	17,175	17,658	18,627
Other services, except public administration	16,380	16,588	16,840	17,268	17,469
Government and government enterprises	41,953	42,730	43,423	43,778	44,368
Federal, civilian	2,233	2,147	2,182	2,153	2,385
Military	7,704	7,635	7,407	7,528	7,483
State and local	32,016	32,948	33,834	34,097	34,500
State government	5,381	5,584	5,795	5,677	5,604
Local government	26,635	27,364	28,039	28,420	28,896

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY INDUSTRY 1/
(number of jobs)

Clallam, Washington [53009]

Item	2001	2002	2003	2004	2005
Employment by place of work					
Total employment	32,254	32,657	33,315	34,549	35,929
By type					
Wage and salary employment	22,795	23,019	23,688	24,340	25,223
Proprietors employment	9,459	9,638	9,627	10,209	10,706
Farm proprietors employment	362	362	349	343	341
Nonfarm proprietors employment 2/	9,097	9,276	9,278	9,866	10,365
By industry					
Farm employment	444	447	436	426	422
Nonfarm employment	31,810	32,210	32,879	34,123	35,507
Private employment	24,893	25,156	25,843	26,931	28,321
Forestry, fishing, related activities, and other 3/	1,105	1,114	1,019	1,127	1,103
Mining	83	67	79	67	86
Utilities	26	25	25	32	36
Construction	2,254	2,237	2,347	2,619	2,823
Manufacturing	1,607	1,593	1,762	1,790	1,792
Wholesale trade	440	483	504	584	586
Retail Trade	4,600	4,542	4,643	4,737	5,140
Transportation and warehousing	815	799	789	790	727
Information	497	465	436	425	433
Finance and insurance	972	1,012	1,035	1,039	1,056
Real estate and rental and leasing	1,380	1,464	1,455	1,572	1,718
Professional and technical services	1,588	1,545	1,600	1,760	1,867
Management of companies and enterprises	184	186	172	186	198
Administrative and waste services	922	970	1,016	1,108	1,208
Educational services	247	270	294	311	312
Health care and social assistance	2,881	2,938	3,074	3,116	3,419
Arts, entertainment, and recreation	599	633	616	654	714
Accommodation and food services	2,461	2,545	2,584	2,621	2,760
Other services, except public administration	2,232	2,268	2,393	2,393	2,343
Government and government enterprises	6,917	7,054	7,036	7,192	7,186
Federal, civilian	481	492	474	443	450
Military	503	529	556	554	563
State and local	5,933	6,033	6,006	6,195	6,173
State government	1,359	1,358	1,309	1,311	1,266
Local government	4,574	4,675	4,697	4,884	4,907

See footnotes at end of table.

Footnotes for Table CA25 (NAICS)
Full-time and Part-time Employment by Industry

1/ The estimates of employment are based on the 2002 North American Industry Classification System (NAICS).

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 16, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
IMB	IndyMac Bancorp, Inc. of CA	NYSE	Pasadena, CA	Thrift	31,659	14	12-31	11/86	24.20	1,783
DSL	Downey Financial Corp. of CA	NYSE	Newport Beach CA	Thrift	14,903	172	12-31	01/71	56.59	1,576
FED	FirstFed Financial Corp. of CA	NYSE	Santa Monica, CA	Thrift	7,669	29	12-31	12/83	50.25	805
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Pomona, CA	Thrift	4,469	30	03-31	03/96	17.52	410
PROV	Provident Fin. Holdings of CA	NASDAQ	Riverside, CA	M.B.	1,770 M	12	06-30	06/96	23.22	148
HWFG	Harrington West Fncl Grp of CA	NASDAQ	Solvang, CA	Thrift	1,130	15	12-31	11/02	14.90	83
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	947	1	06-30	03/05	7.27	60
KFED	K-Fed Bancorp MHC of CA (37.3)	NASDAQ	Covina, CA	Thrift	799 M	5	06-30	03/04	13.72	192
FPTB	First PacTrust Bancorp of CA	NASDAQ	Chula Vista, CA	Thrift	769	9	12-31	08/02	22.80	100
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles, CA	Thrift	318	4	12-31	01/96	10.35	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Coral Gables, FL	Thrift	14,489	55	09-30	12/85	17.10	609
BFF	BFC Financial Corp. of FL	NYSE	FortLauderdaleFL	Thrift	7,606 D	74	12-31	/	3.15	113
BBX	BankAtlantic Bancorp of FL	NYSE	FortLauderdaleFL	M.B.	6,495	75	12-31	11/83	8.29	482
FDT	Federal Trust Corp of FL	AMEX	Sanford, FL	Thrift	721	6	12-31	12/97	4.75	45
FCFL	First Community Bk Corp of FL	NASDAQ	Pinellas Park FL	Thrift	413	4	12-31	05/03	14.35	59
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	Philadelphia, PA	M.B.	82,735	677	12-31	08/86	18.08	8,663
HCBK	Hudson City Bancorp, Inc of NJ	NASDAQ	Paramus, NJ	Thrift	39,690	86	12-31	06/05	14.22	7,563
NYB	New York Community Bcrp of NY	NYSE	Westbury, NY	Thrift	29,624	143	12-31	11/93	17.69	5,552
AF	Astoria Financial Corp. of NY	NYSE	Lake Success, NY	Thrift	21,650	86	12-31	11/93	26.07	2,525
FNFG	First Niagara Fin. Group of NY	NASDAQ	Lockport, NY	Thrift	7,945 D	122	12-31	01/03	14.13	1,501
NWSB	Northwest Bcrp MHC of PA(39.1)	NASDAQ	Warren, PA	Thrift	6,898	154	06-30	11/94	29.16	1,433
PFS	Provident Fin. Serv. Inc of NJ	NYSE	Jersey City, NJ	Thrift	5,743 D	79	12-31	01/03	16.80	1,066
ISBC	Investors Bcrp MHC of NJ(45.7)	NASDAQ	Short Hills, NJ	Thrift	5,601	46	06-30	10/05	14.20	1,583
BNCL	Beneficial Mut MHC of PA(44.3)	NASDAQ		Thrift	3,671 P	0		07/07	9.50	782
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Utica, NY	Thrift	3,650	37	12-31	07/04	12.14	527
TRST	TrustCo Bank Corp NY of NY	NASDAQ	Glenville, NY	Thrift	3,374	75	12-31	/	11.18	839
DCOM	Dime Community Bancshars of NY	NASDAQ	Brooklyn, NY	Thrift	3,250	20	12-31	06/96	13.63	481
FFIC	Flushing Fin. Corp. of NY	NASDAQ	Lake Success, NY	Thrift	3,042	11	12-31	11/95	16.42	349
WSFS	WSFS Financial Corp. of DE	NASDAQ	Wilmington, DE	Div.	3,018	23	12-31	11/86	60.24	379
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Bethlehem, PA	Thrift	2,889	57	12-31	11/03	14.71	400
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Montebello, NY	Thrift	2,783	39	09-30	01/04	13.81	575
KRNY	Kearny Fin Cp MHC of NJ (29.7)	NASDAQ	Fairfield, NJ	Thrift	2,008 M	25	06-30	02/05	13.21	940
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Toms River, NJ	Thrift	1,978	17	12-31	07/96	17.56	216
ESBF	ESB Financial Corp. of PA	NASDAQ	Ellwood City, PA	Thrift	1,889	26	12-31	06/90	10.32	131
PVSA	Parkvale Financial Corp of PA	NASDAQ	Monroeville, PA	Thrift	1,825 M	47	06-30	07/87	29.50	166
WFSC	Willow Financial Bcp Inc of PA	NASDAQ	Maple Glen, PA	Thrift	1,553	14	06-30	04/02	12.42	194
ORIT	Oritani Fin Cp MHC of NJ(32.0)	NASDAQ	Twnship of WA NJ	Thrift	1,194	20	06-30	01/07	15.12	613
ABBC	Abington Bancorp, Inc. of PA	NASDAQ	Jenkintown, PA	Thrift	1,050	12	12-31	06/07	9.59	235
SYNF	Synergy Financial Group of NJ	NASDAQ	Cranford, NJ	Thrift	933	18	12-31	01/04	14.16	161
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Annapolis, MD	Thrift	926	2	12-31	/	13.43	135
ESSA	ESSA Bancorp, Inc. of PA	NASDAQ	Stroudsburg, PA	Thrift	892	0		04/07	11.05	188
GLK	Great Lakes Bancorp, Inc of NY	NYSE	Buffalo, NY	Thrift	892	14	12-31	/	11.85	129
ROMA	Roma Fin Corp MHC of NJ (31.0)	NASDAQ	Robbinsville, NJ	Thrift	887	8	12-31	07/06	16.99	556
CSBK	Clifton Svg Bp MHC of NJ(43.3)	NASDAQ	Clifton, NJ	Thrift	801	10	03-31	03/04	11.22	319
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Harleysville, PA	Thrift	778	5	09-30	08/87	14.83	57
CARV	Carver Bancorp, Inc. of NY	NASDAQ	New York, NY	Thrift	764	8	03-31	10/94	15.59	39
FXCB	Fox Chase Bncp MHC of PA(44.5)	NASDAQ	Hatboro, PA	Thrift	761	11	12-31	10/06	12.38	182
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Pittsburgh, PA	Thrift	727	13	09-30	06/88	16.00	48
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	Newtown, PA	Thrift	664	14	12-31	07/94	27.05	78
BCSB	BCSB Bankcorp MHC of MD (36.5)	NASDAQ	Baltimore, MD	Thrift	651	17	09-30	07/98	9.75	58
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Bayonne, NJ	Thrift	636	9	12-31	11/89	18.10	90
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	NASDAQ	Ocean City, NJ	Thrift	582	6	12-31	12/04	11.20	95
ABNJ	American Bancorp of NJ	NASDAQ	Bloomfield, NJ	Thrift	562	2	09-30	10/05	11.10	138

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 16, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)		Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)											
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Berwick, PA	Thrift	525		8	09-30	01/95	12.90	31
ONFC	Oneida Financl MHC of NY(44.6)	NASDAQ	Oneida, NY	Thrift	504		10	12-31	12/98	11.90	93
PBIP	Prudential Bncp MHC PA (42.7)	NASDAQ	Philadelphia, PA	Thrift	477		6	09-30	03/05	13.36	155
MGYR	Magyar Bancorp MHC of NJ(46.0)	NASDAQ	Nw Brunswick, NJ	Thrift	474		3	09-30	01/06	10.95	64
COBK	Colonial Bank MHC of NJ (46.0)	NASDAQ	Bridgeton, NJ	Thrift	432		6	12-31	06/05	11.74	52
WSB	Washington SB, FSB of Bowie MD	AMEX	Bowie, MD	Thrift	430	M	5	07-31	08/88	6.70	51
ALLB	Alliance Bank MHC of PA (45.0)	NASDAQ	Broomall, PA	Thrift	425		9	12-31	01/07	8.74	63
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	Brooklyn, NY	Thrift	398		4	09-30	04/05	14.01	188
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	390	M	6	06-30	11/93	16.40	38
ESBK	Elmira Svgs Bank, FSB of NY	NASDAQ	Elmira, NY	Thrift	376	M	6	12-31	03/85	20.49	30
LSBK	Lake Shore Bnp MHC of NY(45.0)	NASDAQ	Dunkirk, NY	Thrift	349		8	12-31	04/06	10.40	67
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	326		7	06-30	12/98	12.28	51
ROME	Rome Bancorp, Inc. of Rome NY	NASDAQ	Rome, NY	Thrift	311		4	12-31	03/05	11.90	99
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	306		6	12-31	07/06	10.40	138
PBHC	Pathfinder BC MHC of NY (35.8)	NASDAQ	Oswego, NY	Thrift	305		8	12-31	11/95	10.98	27
MSBP	MSB Fin Corp MHC of NJ (45.0)	NASDAQ	Millington, NJ	Thrift	283	M	4	06-30	01/07	10.21	57
FFCO	FedFirst Fin MHC of PA (45.8)	NASDAQ	Monessen, PA	Thrift	273		7	12-31	04/05	9.01	60
IFSB	Independence FSB of DC	NASDAQ	Washington, DC	Thrift	159	M	5	12-31	06/85	10.10	16
CMSB	CMS Bancorp, Inc. of NY	NASDAQ	White Plains, NY	Thrift	142		0		04/07	10.50	22
GOV	Gouverneur Bcp MHC of NY(42.8)	AMEX	Gouverneur, NY	Thrift	133		2	09-30	03/99	11.05	25
Mid-West Companies											
FBC	Flagstar Bancorp, Inc. of MI	NYSE	Troy, MI	Thrift	16,179		128	12-31	04/97	12.30	741
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Clarendon Hls IL	Thrift	10,318		73	12-31	01/90	53.69	1,776
TFSL	TFS Fin Corp MHC of OH (31.5)	NASDAQ	Cleveland, OH	Thrift	10,016		40	09-30	04/07	11.60	3,855
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	7,823		37	09-30	04/99	34.82	2,587
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Madison, WI	M.B.	4,533		57	03-31	07/92	26.34	562
TONE	TierOne Corp. of Lincoln NE	NASDAQ	Lincoln, NE	Thrift	3,495		69	12-31	10/02	22.42	405
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	3,438		71	12-31	10/03	11.86	655
FPFC	First Place Fin. Corp. of OH	NASDAQ	Warren, OH	Thrift	3,226		27	06-30	01/99	17.62	304
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH	Thrift	2,706		35	12-31	07/98	7.39	223
CTZN	Citizens First Bancorp of MI	NASDAQ	Port Huron, MI	Thrift	1,787		23	12-31	03/01	19.47	157
WAUW	Wauwatosa Hlds MHC of WI(30.4)	NASDAQ	Wauwatosa, WI	Thrift	1,647		7	06-30	10/05	16.65	541
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Defiance, OH	Thrift	1,541		27	12-31	10/95	27.38	197
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Grandview, MO	Thrift	1,536		8	09-30	09/85	34.53	274
BFIN	BankFinancial Corp. of IL	NASDAQ	Burr Ridge, IL	Thrift	1,532		16	12-31	06/05	15.59	358
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,203		22	12-31	07/98	14.29	155
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis, MO	Thrift	1,136		7	09-30	12/98	14.04	140
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	1,127		13	12-31	06/94	29.30	125
PCBI	Peoples Community Bcrp. of OH	NASDAQ	West Chester, OH	Thrift	1,021		14	09-30	03/00	15.61	76
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	996	M	34	06-30	04/92	16.70	67
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Muncie, IN	Thrift	949		19	12-31	12/99	17.27	75
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	908	M	16	06-30	12/92	15.57	120
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	769		9	12-31	02/98	15.41	56
CASH	Meta Financial Group of IA	NASDAQ	Storm Lake, IA	Thrift	667		16	09-30	09/93	40.10	103
FFSX	First Federal Bankshares of IA	NASDAQ	Sioux City, IA	Thrift	646		14	06-30	04/99	17.85	61
FFFD	North Central Bancshares of IA	NASDAQ	Fort Dodge, IA	Thrift	531		10	12-31	03/96	38.80	53
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Mishawaka, IN	Thrift	505		11	09-30	03/94	30.25	40
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Auburn, IN	Thrift	484		15	09-30	07/87	19.00	60
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	445		12	12-31	01/99	16.80	48
ASBI	Ameriana Bancorp of IN	NASDAQ	New Castle, IN	Thrift	423		10	12-31	03/87	9.21	28
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	398		11	03-31	01/03	13.00	42
UCBA	United Comm Bncp MHC IN (45.0)	NASDAQ	Lawrenceburg, IN	Thrift	386	M	5	06-30	03/06	12.40	103
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	376		4	12-31	07/06	10.90	93
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville, IN	Thrift	364	M	7	06-30	04/99	15.80	29
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Lafayette, IN	Thrift	350		5	12-31	02/95	23.00	36
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	337		6	12-31	12/96	19.42	32
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	331		12	09-30	11/06	9.00	64
LBCP	Liberty Bancorp, Inc. of MO	NASDAQ	Liberty, MO	Thrift	329		6	09-30	07/06	10.81	51
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati, OH	Thrift	323		8	12-31	01/88	13.60	23
CHEV	Cheviot Fin Cp MHC of OH(42.1)	NASDAQ	Cincinnati, OH	Thrift	316		5	12-31	01/04	11.99	110

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 16, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBTC	First BancTrust Corp of IL	NASDAQ	Paris, IL	Thrift	301	4	12-31	04/01	11.40	25
JXSB	Jckenville Bcp MHC of IL(47.7)	NASDAQ	Jacksonville, IL	Thrift	275	8	12-31	04/95	13.39	27
KFFB	KY Fst Fed Sp MHC of KY (44.5)	NASDAQ	Hazard, KY	Thrift	267 M	1	06-30	03/05	9.85	82
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	264	10	12-31	04/05	8.00	23
CFBK	Central Federal Corp. of OH	NASDAQ	Fairlawn, OH	Thrift	260	4	12-31	12/98	6.19	27
FBSI	First Bancshares, Inc. of MO	NASDAQ	Mntn Grove, MO	Thrift	242 M	10	06-30	12/93	16.25	25
BRBI	Blue River Bancshares of IN	NASDAQ	Shelbyville, IN	Thrift	237	5	12-31	06/98	5.56	19
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago, IL	Thrift	218	4	12-31	08/96	30.25	38
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Dover, OH	Thrift	170 M	3	06-30	04/96	15.01	17
New England Companies										
PBCT	Peoples United Financial of CT	NASDAQ	Bridgeport, CT	Div.	13,820	157	12-31	04/07	17.68	5,320
NAL	NewAlliance Bancshares of CT	NYSE	New Haven, CT	Thrift	7,942	64	12-31	04/04	14.91	1,683
BRKL	Brookline Bancorp, Inc. of MA	NASDAQ	Brookline, MA	Thrift	2,371	15	12-31	07/02	12.51	745
BHLB	Berkshire Hills Bancorp of MA	NASDAQ	Pittsfield, MA	Thrift	2,170	25	12-31	06/00	29.63	262
RCKB	Rockville Fin MHC of CT (45.0)	NASDAQ	Vrn Rockville CT	Thrift	1,271	16	12-31	05/05	14.45	280
WFD	New Westfield Fin. Inc. of MA	AMEX	Westfield, MA	Thrift	1,032	10	12-31	01/07	10.11	323
UBNK	United Fin Grp MHC of MA(46.4)	NASDAQ	W Springfield MA	Thrift	1,023	11	12-31	07/05	12.80	219
BFBC	Benjamin Frkln Bncrp Inc of MA	NASDAQ	Franklin, MA	Thrift	896	9	12-31	04/05	13.38	108
LEGC	Legacy Bancorp, Inc. of MA	NASDAQ	Pittsfield, MA	Thrift	844	10	12-31	10/05	14.21	142
MASB	MassBank Corp. of Reading MA	NASDAQ	Reading, MA	Thrift	817	15	12-31	05/86	33.92	147
SIFI	SI Fin Gp Inc MHC of CT (41.3)	NASDAQ	Willimantic, CT	Thrift	761	16	12-31	10/04	10.95	136
NHTB	NH Thrift Bancshares of NH	NASDAQ	Newport, NH	Thrift	758	17	12-31	05/86	15.65	79
HIFS	Hingham Inst. for Sav. of MA	NASDAQ	Hingham, MA	Thrift	710	8	12-31	12/88	30.00	64
LSBX	LSB Corp of No. Andover MA	NASDAQ	North Andover,MA	Thrift	579	7	12-31	05/86	16.23	75
CEBK	Central Bncrp of Somerville MA	NASDAQ	Somerville, MA	Thrift	549	10	03-31	10/86	23.56	39
HBNK	Hampden Bancorp, Inc. of MA	NASDAQ	Springfield, MA	Thrift	511 M	7	06-30	01/07	10.31	82
PSBH	PSB Hldgs Inc MHC of CT (43.2)	NASDAQ	Putnam, CT	Thrift	491	4	06-30	10/04	9.60	65
CBNK	Chicopee Bancorp, Inc. of MA	NASDAQ	Chicopee, MA	Thrift	469	7	12-31	07/06	14.14	105
NVSL	Naug Vlly Fin MHC of CT (44.2)	NASDAQ	Naugatuck, CT	Thrift	429	6	12-31	10/04	11.00	81
NFSB	Newport Bancorp, Inc. of RI	NASDAQ	Newport, RI	Thrift	310	5	12-31	07/06	12.10	59
NEBS	New England Bnchrs Inc. of CT	NASDAQ	Enfield, CT	Thrift	292	8	03-31	12/05	12.01	64
MFLR	Mayflower Co-Op. Bank of MA	NASDAQ	Middleboro, MA	Thrift	242 M	6	04-30	12/87	11.50	24
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	Seattle, WA	Thrift	9,986	121	09-30	11/82	26.54	2,319
FMSB	First Mutual Bncshrs Inc of WA	NASDAQ	Bellevue, WA	Thrift	1,029	12	12-31	12/85	26.25	176
RPFG	Rainier Pacific Fin Grp of WA	NASDAQ	Tacoma, WA	Thrift	905	13	12-31	10/03	16.16	106
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Vancouver, WA	Thrift	832	16	03-31	10/97	14.93	173
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	624	25	09-30	01/98	15.91	112
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston, SC	Thrift	2,671	47	09-30	11/83	31.85	377
SUPR	Superior Bancorp of AL	NASDAQ	Birmingham, AL	Thrift	2,470	59	12-31	12/98	9.40	326
ACFC	Atl Cst Fed Cp of GA MHC(36.8)	NASDAQ	Waycross, GA	Thrift	898	12	12-31	10/04	13.98	191
FFBH	First Fed. Bancshares of AR	NASDAQ	Harrison, AR	Thrift	820	15	12-31	05/96	17.75	86
CSBC	Citizens South Banking of NC	NASDAQ	Gastonia, NC	Thrift	755	11	12-31	10/02	12.70	100
TSH	Teche Hlding Cp of N Iberia LA	AMEX	New Iberia, LA	Thrift	714	17	09-30	04/95	41.75	92
CFFC	Community Fin. Corp. of VA	NASDAQ	Staunton, VA	Thrift	479	8	03-31	03/88	10.20	44
HBOS	Heritage Fn Gp MHC of GA(29.9)	NASDAQ	Albany, GA	Thrift	448	7	12-31	06/05	13.20	144
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Morristown, TN	Thrift	330 M	1	06-30	07/03	10.76	71
LABC	Louisiana Bancorp, Inc. of LA	NASDAQ		Thrift	271 P	0		07/07	10.86	69
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Cheraw, SC	Thrift	219 M	3	06-30	12/97	21.38	38
GSLA	GS Financial Corp. of LA	NASDAQ	Metairie, LA	Thrift	170	4	12-31	04/97	18.98	24

South-West Companies

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
September 16, 2007(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-West Companies (continued)										
FBTX	Franklin Bank Corp of TX	NASDAQ	Houston, TX	Thrift	5,546	32	12-31	12/03	9.19	233
VPFG	ViewPoint Finl MHC of TX(45.0)	NASDAQ	Plano, TX	Thrift	1,605	34	12-31	10/06	17.17	446
OSBK	Osage Bancshares, Inc. of OK	NASDAQ	Pawhuska, OK	Thrift	126 M	2	06-30	01/07	8.40	30
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO	NASDAQ	Denver, CO	Thrift	2,043	1	12-31	10/96	21.90	160
HOME	Home Fed Bncp MHC of ID (40.8)	NASDAQ	Nampa, ID	Thrift	728	15	09-30	12/04	13.95	212
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 09/16/07

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of August 31, 2007

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	16.62	412.92	0.74	13.46	19.97	130.65	16.47	149.25	20.71	0.41	2.34	35.89	3,136	12.58	0.60	0.53	5.04	0.49	4.70
	Comparable Group Average	13.29	166.18	0.25	7.74	29.35	170.98	26.79	183.79	30.64	0.24	1.56	6.33	1,509	15.53	0.49	0.55	3.60	0.43	3.16
	All Public Companies	13.29	166.18	0.25	7.74	29.35	170.98	26.79	183.79	30.64	0.24	1.56	6.33	1,509	15.53	0.49	0.55	3.60	0.43	3.16
	Comparable Group																			
ALLB	Alliance Bank MHC of PA (45.0)	8.74	28.41	0.20	6.84	NM	127.78	14.86	127.78	NM	0.20	2.29	NM	425	11.63	0.48	0.36	3.61	0.36	3.61
BNCL	Beneficial Mut MHC of PA(44.3)	9.50	346.48	0.14	7.12	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00	3,671	15.96	0.50	0.34	2.11	0.31	1.97
BFSB	Brooklyn Fed MHC of NY (30.0)	14.01	55.59	0.28	6.36	NM	220.28	47.24	220.28	NM	0.16	1.14	16.90	398	21.44	0.03	0.98	4.75	0.94	4.58
CFFN	Capitol Fd Fn MHC of KS (29.5)	34.82	760.43	0.49	11.71	NM	297.35	33.07	297.35	NM	2.00	5.74	NM	7,823	11.12	0.11	0.44	4.12	0.45	4.20
CHEV	Cheviot Fin Cp MHC of OH(42.1)	11.99	47.58	0.11	7.63	NM	157.14	34.64	157.14	NM	0.32	2.67	NM	316	22.05	0.23	0.29	1.29	0.32	1.42
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.22	143.76	0.10	6.36	NM	176.42	39.87	176.42	NM	0.20	1.78	NM	801	22.60	0.03	0.36	1.57	0.36	1.57
COBK	Colonial Bank MHC of NJ (46.0)	11.74	24.42	0.35	8.19	33.54	143.35	12.04	143.35	33.54	0.00	0.00	0.00	432	8.40	0.05	0.39	4.25	0.39	4.25
FFCO	FedFirst Fin MHC of PA (45.8)	9.01	27.67	-0.16	6.80	NM	132.50	21.88	135.90	NM	0.00	0.00	NM	273	16.51	0.45	-0.38	-2.32	-0.38	-2.32
FXCB	Fox Chase Bncp MHC of PA(44.5)	12.38	80.85	0.31	8.63	NM	143.45	23.90	143.45	39.94	0.00	0.00	0.00	761	16.66	0.02	0.55	3.64	0.60	4.03
GOV	Gouverneur Bcp MHC of NY(42.8)	11.05	10.84	0.50	8.88	23.51	124.44	19.17	124.44	22.10	0.32	2.90	27.30	133	15.40	0.44	0.82	5.40	0.88	5.75
GCBC	Green Co Bcrp MHC of NY (44.4)	12.28	22.61	0.59	8.53	22.74	143.96	15.65	143.96	20.81	0.50	4.07	NM	326	10.87	0.36	0.71	6.44	0.78	7.03
HBOS	Heritage Fn Gp MHC of GA(29.9)	13.20	44.31	0.22	5.78	NM	228.37	32.08	231.99	NM	0.24	1.82	NM	448	14.05	0.16	0.55	3.51	0.58	3.68
ISBC	Investors Bcrp MHC of NJ(45.7)	14.20	755.10	0.22	7.57	NM	187.58	28.26	187.58	NM	0.00	0.00	0.00	5,601	15.06	0.24	0.40	2.52	0.44	2.77
JXSB	Jcksnville Bcp MHC of IL(47.7)	13.39	12.68	0.31	10.57	NM	126.68	9.68	146.34	NM	0.30	2.24	NM	275	7.64	0.79	0.22	2.76	0.23	2.95
KFFB	KY Fst Fed Bp MHC of KY (44.5)	9.89	37.52	0.10	7.54	NM	131.17	30.58	173.20	NM	0.40	4.04	NM	267	23.31	0.33	0.31	1.32	0.31	1.32
KRNY	Kearny Fin Cp MHC of NJ (29.7)	13.21	284.52	0.05	6.65	NM	198.65	46.83	240.62	NM	0.20	1.51	NM	2,008	23.57	NA	0.18	0.73	0.18	0.73
LSBK	Lake Shore Bnp MHC of NY(45.0)	10.40	30.95	0.24	8.05	NM	129.19	19.25	129.19	NM	0.12	1.15	23.02	349	14.90	0.41	0.44	2.90	0.44	2.90
MSBF	MSB Fin Corp MHC of NJ (45.0)	10.21	25.82	0.28	7.68	36.46	132.94	20.30	132.94	36.46	0.00	0.00	0.00	283	15.27	NA	0.52	5.00	0.52	5.00
MGYR	Magyar Bancorp MHC of NJ(46.0)	10.95	29.82	0.14	8.17	NM	134.03	13.46	134.03	NM	0.00	0.00	0.00	474	10.04	2.76	0.17	1.69	0.17	1.69
NECB	NE Comm Bncrp MHC of NY (45.0)	10.40	61.89	-0.05	8.16	11.56	127.45	44.91	127.45	NM	0.00	0.00	NM	306	35.23	0.27	4.00	13.45	-0.22	-0.75
NVSL	Naug Vlly Fin MHC of CT (44.2)	11.00	36.49	0.15	6.77	NM	162.48	18.94	162.96	NM	0.20	1.82	NM	429	11.66	0.23	0.29	2.34	0.27	2.19
NWSB	Northwest Bcrp MHC of PA(39.1)	29.16	570.81	0.93	12.07	31.02	241.59	20.78	351.33	31.35	0.88	3.02	NM	6,898	8.60	0.68	0.69	7.67	0.69	7.59
OSHC	Ocean Shr Hldg MHC of NJ(44.8)	11.20	43.23	0.34	7.37	32.94	151.97	16.36	151.97	32.94	0.00	0.00	0.00	582	10.77	0.06	0.51	4.64	0.51	4.64
ONFC	Oneida Financl MHC of NY(44.6)	11.90	41.34	0.49	7.46	24.79	159.52	10.38	207.44	24.29	0.48	4.03	NM	504	11.52	0.01	0.82	6.56	0.84	6.69
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.12	196.21	0.31	6.72	NM	225.00	51.34	225.00	NM	0.00	0.00	0.00	1,194	22.82	NA	1.01	4.52	1.04	4.67
PSBH	PSB Hldgs Inc MHC of CT (45.2)	9.60	29.52	0.28	7.56	34.29	126.98	13.25	150.47	34.29	0.24	2.50	NM	491	10.43	0.34	0.40	3.74	0.40	3.74
PBHC	Pathfinder BC MHC of NY (35.8)	10.98	9.67	0.24	8.36	33.27	131.34	8.96	161.95	NM	0.41	3.73	NM	305	6.82	0.54	0.27	3.92	0.20	2.85
PBIP	Prudential Bncp MHC PA (42.7)	13.36	68.87	0.32	7.12	NM	187.64	32.50	187.64	NM	0.20	1.50	27.74	477	17.32	0.12	0.79	4.31	0.79	4.31
RCKB	Rockville Fin MHC of CT (45.0)	14.45	126.38	0.34	8.03	NM	179.95	22.00	181.08	NM	0.00	0.00	0.00	1,271	12.22	0.16	0.57	4.48	0.54	4.23
ROMA	Roma Fin Corp MHC of NJ (31.0)	16.99	172.40	0.18	7.26	NM	234.02	62.67	234.67	NM	0.24	1.41	NM	887	26.78	NA	0.66	2.71	0.66	2.71
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	56.23	0.15	6.69	NM	163.68	17.85	164.91	NM	0.16	1.46	NM	761	10.91	0.65	0.28	2.57	0.25	2.27
TFSL	TFS Fin Corp MHC of OH (31.5)	11.60	1220.32	0.04	5.90	NM	196.61	38.49	197.61	NM	0.00	0.00	0.00	10,016	19.58	0.98	0.13	0.88	0.13	0.88
UCBA	United Comm Bncp MHC IN (45.0)	12.40	47.23	0.22	7.49	38.75	165.55	26.64	165.55	NM	0.32	2.58	NM	386	16.09	0.81	0.73	4.22	0.50	2.90
VPFG	ViewPoint Finl MHC of TX(45.0)	17.17	199.26	0.22	8.09	NM	212.24	27.78	212.24	NM	0.20	1.16	NM	1,605	13.09	0.28	0.38	3.11	0.36	2.97
WAUW	Wauwatosa Hlds MHC of WI(30.4)	16.65	167.25	0.12	6.67	NM	249.63	32.85	249.63	NM	0.00	0.00	0.00	1,647	13.16	2.60	0.24	1.68	0.24	1.68

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Exhibit III-3
Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2006 (000)	Proj. Pop. 2011	2000-2006 % Change	2006-2011 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Brooklyn Federal MHC of NY	Kings	2,465	2,527	2,563	2.5%	1.4%	21,095	70.1%	0.5%
Cheviot Financial Corp. MHC of OH	Hamilton	845	809	783	-4.3%	-3.2%	29,721	114.6%	0.8%
Gouverneur Bancorp MHC of NY	St. Lawrence	112	113	113	1.0%	0.2%	19,451	64.6%	6.0%
Greene Co. Bancorp MHC of NY	Greene	48	51	53	5.2%	3.8%	23,111	76.8%	34.0%
Jacksonville Bancorp MHC of IL	Morgan	37	36	37	-3.0%	3.3%	22,452	78.6%	26.8%
KY First Federal Bancorp MHC of KY	Perry	29	30	30	1.1%	-0.3%	15,240	66.1%	17.6%
Lake Shore Bncrp MHC of NY	Chautauqua	140	137	135	-1.6%	-1.7%	20,888	69.4%	15.5%
NE Comm Bncrp MHC of NY	Westchester	923	955	976	3.5%	2.2%	47,709	158.5%	0.0%
Pathfinder Bancorp MHC of NY	Oswego	122	125	126	2.0%	0.5%	20,692	68.8%	22.3%
United Comm. Bancorp MHC of IN	Dearborn	46	49	52	6.9%	4.8%	25,203	99.1%	34.9%
	Averages:	**477**	**483**	**487**	**1.3%**	**1.1%**	**24,556**	**86.7%**	**15.8%**
	Medians:	**117**	**119**	**119**	**1.6%**	**1.0%**	**21,774**	**73.4%**	**16.5%**
Sound Community Bank	**King**	**1,737**	**1,832**	**1,898**	**5.5%**	**3.6%**	**38,364**	**132.0%**	**0.2%**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: ESRI, FDIC.

EXHIBIT IV-1
Stock Prices:
As of August 31, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.55	160.89
SAIF-Insured Thrifts(125)	17.61	28,895	486.7	22.20	15.46	17.58	0.20	-10.15	-12.24	0.96	0.88	15.17	13.55	160.89
NYSE Traded Companies(13)	22.88	111,367	2,117.9	32.64	18.59	22.68	0.40	-17.39	-22.02	2.06	1.51	20.58	17.56	229.01
AMEX Traded Companies(4)	15.83	12,782	127.6	21.80	14.35	15.90	-0.64	-21.09	-24.85	0.89	0.87	13.17	12.74	122.51
NASDAQ Listed OTC Companies(108)	17.06	19,734	307.1	20.98	15.14	17.05	0.21	-8.85	-10.58	0.83	0.81	14.61	13.10	154.32
California Companies(9)	25.23	18,582	553.6	36.76	20.28	24.99	0.62	-17.07	-21.58	2.82	2.05	23.61	23.28	288.12
Florida Companies(5)	11.12	26,802	298.5	19.11	9.72	11.43	-3.41	-39.56	-38.00	0.90	0.76	11.31	10.75	174.09
Mid-Atlantic Companies(35)	16.50	59,459	970.4	20.33	14.72	16.51	0.19	-8.59	-10.22	0.74	0.78	13.01	10.94	143.26
Mid-West Companies(41)	17.77	8,885	134.3	21.31	15.70	17.72	0.58	-8.42	-10.46	0.86	0.80	15.90	14.36	171.38
New England Companies(17)	17.17	33,982	548.3	20.83	15.28	17.15	0.35	-5.68	-8.72	0.52	0.56	15.37	13.53	124.96
North-West Companies(5)	18.39	28,130	677.3	21.92	15.95	18.22	0.68	0.79	-5.44	1.05	1.03	11.92	10.67	103.22
South-East Companies(10)	18.26	8,887	132.2	22.95	16.45	18.31	-0.41	-9.63	-12.09	1.16	1.13	14.96	13.70	136.01
South-West Companies(2)	8.80	14,475	131.6	17.46	7.75	9.03	-2.43	-44.65	-41.01	0.42	0.19	12.44	7.13	126.89
Western Companies (Excl CA)(1)	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.28	279.77
Thrift Strategy(118)	17.18	22,599	372.9	21.62	15.12	17.12	0.30	-9.88	-11.75	0.92	0.85	15.00	13.42	157.88
Mortgage Banker Strategy(4)	18.98	141,240	2,463.7	26.11	15.69	19.25	-1.79	-22.09	-25.26	1.17	0.88	15.73	12.33	193.60
Diversified Strategy(2)	38.96	153,598	2,849.6	46.83	34.10	40.07	-1.27	-1.01	-13.40	2.60	2.71	23.46	23.18	262.65
Companies Issuing Dividends(110)	18.06	31,438	532.2	22.62	15.86	18.01	0.37	-10.12	-12.30	1.03	0.96	15.28	13.58	164.98
Companies Without Dividends(15)	14.30	10,181	151.9	19.11	12.59	14.49	-1.07	-10.35	-11.80	0.39	0.33	14.34	13.29	130.79
Equity/Assets <6%(6)	17.54	40,347	810.6	22.75	14.90	17.37	0.79	-14.11	-12.28	1.49	1.36	14.73	14.19	273.26
Equity/Assets 6-12%(80)	19.17	23,500	399.4	24.79	16.84	19.17	-0.04	-12.45	-14.93	1.22	1.10	16.08	14.47	193.39
Equity/Assets >12%(39)	14.45	38,282	620.1	16.88	12.76	14.39	0.61	-4.95	-6.78	0.36	0.39	13.39	11.59	79.82
Converted Last 3 Mths (no MHC)(2)	10.23	15,403	151.7	11.87	9.32	10.27	-0.41	4.77	-5.71	0.29	0.29	11.62	11.62	42.79
Actively Traded Companies(10)	23.05	66,555	1,311.1	29.01	20.80	22.85	1.02	-9.97	-14.00	1.12	1.12	17.40	15.58	196.30
Market Value Below $20 Million(4)	10.26	1,955	17.3	12.31	8.74	10.34	-0.48	-4.35	-6.09	0.01	-0.10	9.88	9.64	127.77
Holding Company Structure(118)	17.85	30,369	513.8	22.48	15.64	17.82	0.22	-10.19	-12.55	1.01	0.93	15.34	13.61	161.71
Assets Over $1 Billion(53)	19.96	63,673	1,092.6	25.96	16.73	19.92	0.17	-11.71	-15.24	1.35	1.16	16.16	13.42	179.88
Assets $500 Million-$1 Billion(36)	18.81	5,784	88.1	23.30	17.11	18.82	-0.04	-8.78	-11.03	0.96	0.97	16.17	14.84	180.78
Assets $250-$500 Million(26)	12.94	4,222	49.7	15.60	11.96	12.89	0.63	-10.86	-9.81	0.54	0.57	12.55	12.08	116.73
Assets less than $250 Million(10)	14.06	1,994	23.8	17.11	12.62	14.06	0.04	-4.93	-7.85	0.06	-0.01	13.70	13.57	112.07
Goodwill Companies(87)	19.21	38,213	660.3	24.24	16.64	19.19	0.17	-10.49	-12.86	1.16	1.08	16.08	13.73	175.65
Non-Goodwill Companies(38)	14.02	7,929	96.1	17.61	12.82	13.97	0.27	-9.38	-10.84	0.49	0.45	13.13	13.13	127.68
Acquirors of FSLIC Cases(4)	25.61	29,939	984.5	32.32	20.64	24.81	2.14	-4.42	-9.64	1.36	1.12	21.41	21.00	223.32

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
SAIF-Insured Thrifts(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
AMEX Traded Companies(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
NASDAQ Listed OTC Companies(39)	13.36	31,690	170.8	15.65	11.72	13.29	0.51	2.19	-6.17	0.27	0.24	7.70	7.22	59.11
Mid-Atlantic Companies(23)	12.64	24,099	137.8	14.99	11.05	12.59	0.34	-1.00	-6.46	0.31	0.27	7.74	7.21	57.68
Mid-West Companies(7)	15.82	66,685	327.6	17.70	13.82	15.65	1.47	4.14	-0.82	0.21	0.20	8.22	7.75	62.57
New England Companies(5)	11.50	11,482	62.2	14.14	10.86	11.53	-0.13	-5.65	-13.55	0.24	0.23	7.26	6.94	64.39
South-East Companies(2)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
South-West Companies(1)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	1.36	0.23	0.22	8.09	8.09	61.81
Thrift Strategy(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
Companies Issuing Dividends(26)	13.99	18,290	123.2	16.35	12.26	13.92	0.49	1.11	-7.46	0.29	0.29	7.90	7.24	62.86
Companies Without Dividends(14)	12.11	52,107	238.9	14.35	10.72	12.04	0.54	2.22	-4.41	0.25	0.18	7.46	7.31	52.66
Equity/Assets 6-12%(15)	14.36	14,802	128.1	17.37	12.64	14.25	0.88	-6.09	-11.15	0.36	0.36	8.48	7.61	88.29
Equity/Assets >12%(24)	12.66	40,333	188.7	14.57	11.12	12.62	0.30	6.02	-3.48	0.23	0.19	7.29	7.07	41.80
Holding Company Structure(37)	13.35	31,505	169.8	15.76	11.75	13.28	0.52	1.53	-6.46	0.28	0.25	7.80	7.30	60.55
Assets Over $1 Billion(11)	17.59	83,903	462.7	19.77	15.06	17.48	0.59	12.61	0.73	0.29	0.29	8.05	7.38	60.65
Assets $500 Million-$1 Billion(10)	12.44	17,430	89.6	14.21	10.60	12.31	1.21	3.69	-7.03	0.26	0.26	7.30	6.73	50.26
Assets $250-$500 Million(18)	11.31	7,437	35.6	13.83	10.24	11.29	0.24	-4.10	-9.72	0.27	0.21	7.64	7.29	61.21
Assets less than $250 Million(1)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
Goodwill Companies(19)	12.99	43,441	201.1	14.96	11.54	12.84	1.04	-2.35	-6.34	0.24	0.23	7.64	6.55	64.56
Non-Goodwill Companies(21)	13.51	21,407	140.0	16.10	11.79	13.51	0.11	4.43	-6.32	0.31	0.26	7.81	7.81	54.96
MHC Institutions(40)	13.29	30,850	166.2	15.61	11.69	13.22	0.51	1.53	-6.33	0.28	0.25	7.74	7.27	59.07
MHC Converted Last 3 Months(1)	9.50	82,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	26.07	96,852	2,524.9	31.75	22.47	25.90	0.66	-15.08	-13.56	1.53	1.52	12.34	10.43	223.54
BFF	BFC Financial Corp. of FL(8)	3.15	35,999	113.4	7.06	2.11	3.52	-10.51	-42.73	-52.63	-0.10	-0.24	4.52	2.37	211.28
BBX	BankAtlantic Bancorp of FL	8.29	58,089	481.6	14.96	7.50	8.76	-5.37	-41.08	-39.97	0.31	0.05	8.83	7.51	111.81
DSL	Downey Financial Corp. of CA	56.59	27,854	1,576.3	75.29	43.55	54.13	4.54	-7.82	-22.03	6.70	5.78	52.58	52.46	535.04
FED	FirstFed Financial Corp. of CA	50.25	16,010	804.5	69.70	38.73	51.20	-1.86	-1.20	-24.97	7.93	7.57	45.24	45.20	479.03
FBC	Flagstar Bancorp, Inc. of MI	12.30	60,260	741.2	15.59	9.59	12.06	1.99	-15.41	-17.12	0.84	0.20	12.78	12.78	268.49
GLK	Great Lakes Bancorp, Inc of NY	11.85	10,925	129.5	16.80	11.35	11.91	-0.50	-25.42	-15.60	-0.15	-0.17	12.30	12.29	81.65
IMB	IndyMac Bancorp, Inc. of CA	24.20	73,665	1,782.7	48.14	16.86	23.65	2.33	-38.11	-46.41	3.47	-1.34	27.83	26.21	429.77
NYB	New York Community Bcrp of NY	17.69	313,852	5,552.0	18.43	15.69	17.66	0.17	7.80	9.88	0.69	0.81	12.62	4.83	94.39
NAL	NewAlliance Bancshares of CT	14.91	112,878	1,683.0	17.09	12.78	14.63	1.91	3.26	-9.09	0.28	0.42	12.61	7.41	70.36
PFB	PFF Bancorp, Inc. of Pomona CA	17.52	23,420	410.3	38.24	14.53	17.42	0.57	-51.45	-49.23	1.75	1.77	15.82	15.76	190.83
PFS	Provident Fin. Serv. Inc of NJ	16.80	63,449	1,065.9	18.94	13.54	16.76	0.24	-9.92	-7.34	0.85	0.83	16.06	9.31	90.51
SOV	Sovereign Bancorp, Inc. of PA	18.08	479,150	8,663.0	26.70	16.52	18.06	0.11	-13.24	-28.79	0.50	0.72	17.92	6.57	172.67
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	4.75	9,414	44.7	10.69	4.10	5.00	-5.00	-55.27	-52.97	-0.22	-0.24	5.31	5.31	76.60
GOV	Gouverneur Bcp MHC of NY(42.8)	11.05	2,300	10.8	14.35	10.60	11.00	0.45	-21.07	-11.60	0.47	0.50	8.88	8.88	57.65
WFD	New Westfield Fin. Inc. of MA	10.11	31,927	322.8	12.29	8.52	10.02	0.90	14.76	-4.08	0.19	0.20	9.19	9.19	32.31
TSH	Teche Hlding Cp of N Iberia LA	41.75	2,201	91.9	54.40	38.61	42.00	-0.60	-18.14	-18.93	3.15	3.13	29.86	28.12	324.43
WSB	Washington SB, FSB of Bowie MD	6.70	7,585	50.8	9.80	6.15	6.56	2.13	-25.72	-23.43	0.45	0.39	8.32	8.32	56.70
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA	9.59	24,460	234.6	12.74	8.50	9.66	-0.72	0.95	-20.02	0.25	0.25	9.99	9.99	42.93
ALLB	Alliance Bank MHC of PA (45.0)	8.74	7,225	28.4	11.94	7.54	8.57	1.98	-15.06	-18.77	0.20	0.20	6.84	6.84	58.81
ASBI	Ameriana Bancorp of IN	9.21	2,989	27.5	14.24	8.81	9.06	1.66	-31.32	-29.53	-0.41	-0.13	10.56	10.28	141.65
ABNJ	American Bancorp of NJ	11.10	12,469	138.4	12.39	10.20	10.89	1.93	-7.11	-7.35	0.08	0.07	8.50	8.50	45.09
ABCW	Anchor BanCorp Wisconsin of WI	26.34	21,345	562.2	29.99	21.21	27.37	-3.76	-9.86	-8.61	1.79	1.66	15.53	14.60	212.36
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	13.98	13,676	71.0	20.06	12.42	13.50	3.56	-20.39	-23.31	0.29	0.29	6.51	6.31	65.69
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	9.75	5,916	21.1	17.30	8.45	8.95	8.94	-22.00	-35.00	-0.53	0.10	5.72	5.30	110.06
BKMU	Bank Mutual Corp of WI	11.86	55,195	654.6	12.76	10.25	11.89	-0.25	-3.66	-2.06	0.35	0.33	8.52	7.52	62.28
BFIN	BankFinancial Corp. of IL	15.59	22,943	357.7	18.50	13.01	15.72	-0.83	-10.61	-12.46	0.35	0.34	13.38	12.01	66.77
BKUNA	BankUnited Fin. Corp. of FL	17.10	35,626	609.2	28.79	13.64	17.20	-0.58	-33.64	-38.84	2.77	2.52	22.40	21.60	406.69
BNCL	Beneficial Mut MHC of PA(44.3)	9.50	82,265	346.5	9.69	8.31	9.37	1.39	-5.00	-5.00	0.15	0.14	7.12	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.38	8,086	108.2	16.94	12.01	13.31	0.53	-4.77	-17.91	0.45	0.59	13.28	8.75	110.83
BHLB	Berkshire Hills Bancorp of MA	29.63	8,842	262.0	39.67	25.21	30.70	-3.49	-20.61	-11.45	1.30	1.67	30.12	16.49	245.38
BRBI	Blue River Bancshares of IN	5.56	3,467	19.3	6.65	1.49	5.50	1.09	-12.58	-8.85	0.13	0.13	5.04	4.07	68.24
BOFI	Bofi Holding, Inc. Of CA	7.27	8,268	60.1	8.00	6.09	7.18	1.25	0.97	4.91	0.36	0.32	8.19	8.19	114.56
BYFC	Broadway Financial Corp. of CA	10.35	1,692	17.5	11.29	10.06	10.50	-1.43	-3.99	-1.43	0.88	0.87	10.86	10.86	187.83
BRKL	Brookline Bancorp, Inc. of MA	12.51	59,585	745.4	14.25	10.10	12.44	0.56	-6.29	-5.01	0.34	0.34	9.18	8.34	39.80
BFSB	Brooklyn Fed MHC of NY (30.0)	14.01	13,418	55.6	15.50	12.20	14.21	-1.41	14.37	6.14	0.29	0.28	6.36	6.36	29.66
CITZ	CFS Bancorp, Inc of Munster IN	14.29	10,846	155.0	15.15	13.90	14.15	0.99	-4.73	-2.46	0.55	0.50	11.83	11.71	110.91
CMSB	CMS Bancorp, Inc. of NY	10.50	2,055	21.6	12.00	10.00	10.60	-0.94	5.00	5.00	-0.78	-0.78	11.89	11.89	68.91
CFFN	Capitol Fd Fn MHC of KS (29.5)	34.82	74,297	760.4	40.42	29.25	35.07	-0.71	2.59	-9.37	0.48	0.49	11.71	11.71	105.30
CARV	Carver Bancorp, Inc. of NY	15.59	2,503	39.0	17.10	14.50	16.00	-2.56	-6.87	0.06	1.17	1.61	20.89	18.34	305.15
CEBK	Central Bncrp of Somerville MA	23.56	1,640	38.6	33.90	20.12	23.30	1.12	-24.15	-27.19	0.69	0.41	23.00	21.64	334.66
CFBK	Central Federal Corp. of OH	6.19	4,435	27.5	8.46	6.04	6.11	1.31	-24.05	-15.90	0.08	0.02	6.20	6.20	58.61
CHEV	Cheviot Fin Cp MHC of OH(42.1)	11.99	9,144	47.6	13.75	11.71	12.14	-1.24	-0.08	-9.30	0.10	0.11	7.63	7.63	34.61
CBNK	Chicopee Bancorp, Inc. of MA	14.14	7,439	105.2	16.19	12.70	14.22	-0.56	-3.38	-9.65	-0.28	0.16	14.75	14.75	63.06
CZWI	Citizens Comm Bncorp Inc of WI	9.00	7,118	64.1	10.47	7.90	8.62	4.41	-14.04	-7.98	0.06	0.06	10.92	9.93	46.45
CTZN	Citizens First Bancorp of MI	19.47	8,052	156.8	31.64	16.01	19.06	2.15	-17.67	-36.66	1.21	1.20	22.12	20.59	221.88
CSBC	Citizens South Banking of NC	12.70	7,886	100.2	13.85	12.09	12.71	-0.08	-8.17	-1.85	0.75	0.80	10.68	6.70	95.80
CSBK	Clifton Svg Bp MHC of NJ(43.3)	11.22	28,465	143.8	12.35	8.85	11.19	0.27	2.56	-7.96	0.10	0.10	6.36	6.36	28.14
COBK	Colonial Bank MHC of NJ (46.0)	11.74	4,433	24.4	16.05	10.05	12.26	-4.24	-8.64	-16.50	0.35	0.35	8.19	8.19	97.51
CFFC	Community Fin. Corp. of VA	10.28	4,296	44.2	12.97	8.04	10.50	-2.10	-13.97	-12.29	0.97	0.97	9.05	9.05	111.61
DCOM	Dime Community Bancshare of NY	13.63	35,258	480.6	15.36	10.70	13.98	-2.50	-4.62	-2.71	0.70	0.66	7.81	6.23	92.19
ESBF	ESB Financial Corp. of PA	10.32	12,717	131.2	11.90	9.57	10.15	1.67	-9.47	-6.18	0.69	0.62	9.53	6.04	148.55
ESSA	ESSA Bancorp, Inc. of PA	11.05	16,981	187.6	12.21	10.20	11.10	-0.45	10.50	10.50	-0.91	-0.91	12.04	12.04	52.54
ESBK	Elmira Svgs Bank, FSB of NY	20.49	1,451	29.7	28.92	19.25	21.10	-2.89	-24.86	-25.49	1.16	1.54	17.09	16.94	259.22
FFDF	FFD Financial Corp of Dover OH	15.01	1,110	16.7	18.51	14.85	15.25	-1.57	-2.85	-14.28	1.43	1.33	15.95	15.95	152.73
FFCO	FedFirst Fin MHC of PA (45.8)	9.01	6,641	27.7	10.50	8.64	9.00	0.11	-12.10	-7.11	-0.16	-0.16	6.80	6.63	41.18
FSBI	Fidelity Bancorp, Inc. of PA	16.00	2,990	47.8	19.75	15.00	16.00	0.00	-13.28	-14.16	1.40	1.17	15.36	14.45	243.14

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)														
FBTC First BancTrust Corp of IL	11.40	2,227	25.4	12.35	10.50	11.06	3.07	-2.15	-3.39	0.47	0.40	11.55	10.98	135.13
FBEI First Bancorp of Indiana of IN	15.80	1,841	29.1	20.82	14.51	15.50	1.94	-16.84	-20.24	0.43	0.37	18.49	14.74	197.74
FBSI First Bancshares, Inc. of MO	16.25	1,551	25.2	17.99	15.10	16.34	-0.55	0.31	-6.61	-0.19	-0.24	17.17	16.98	155.76
FCAP First Capital, Inc. of IN	16.80	2,830	47.5	18.95	16.21	16.61	1.14	-7.95	-9.43	1.22	1.10	15.64	13.61	157.37
FCLF First Clover Leaf Fin Cp of IL	10.90	9,074	98.9	12.25	10.00	10.85	0.46	-9.09	-5.22	0.28	0.29	10.30	9.07	41.48
FCFL First Community Bk Corp of FL	14.35	4,078	58.5	22.00	13.62	14.75	-2.71	-28.25	-20.23	0.74	0.71	8.69	8.59	101.24
FDEF First Defiance Fin. Corp of OH	27.38	7,178	196.5	30.70	23.99	26.88	1.86	0.33	-9.49	2.09	1.85	22.94	17.31	214.64
FFNM First Fed of N. Michigan of MI	8.00	2,883	23.1	9.77	7.05	7.64	4.71	-17.53	-12.09	0.11	0.11	11.75	10.46	91.61
FFBH First Fed. Bancshares of AR	17.75	4,863	86.3	25.43	17.50	18.72	-5.18	-22.83	-27.01	0.99	0.88	15.33	15.33	168.72
FFSX First Federal Bankshares of IA	17.85	3,390	60.5	22.51	17.30	17.40	2.59	-17.48	-17.74	0.91	0.63	20.72	15.27	190.51
FFCH First Fin. Holdings Inc. of SC	31.85	11,841	377.1	41.50	26.49	31.57	0.89	-7.79	-18.71	2.26	2.14	15.94	14.02	225.57
FFHS First Franklin Corp. of OH	13.60	1,681	22.9	18.19	13.00	13.10	3.82	-15.05	-12.26	0.51	0.73	15.19	15.19	192.06
FKFS First Keystone Fin., Inc of PA	12.90	2,432	31.4	20.61	12.55	13.25	-2.64	-30.83	-33.51	0.28	0.35	14.00	14.00	215.70
FMSB First Mutual Bncshrs Inc of WA(8)	26.25	6,695	175.7	27.08	21.01	26.01	0.92	17.24	13.24	1.50	1.13	11.01	11.01	153.70
FNFG First Niagara Fin. Group of NY	14.13	106,209	1,500.7	15.43	11.49	14.05	0.57	-5.55	-4.91	0.79	0.81	13.06	6.02	74.81
FPTB First PacTrust Bancorp of CA	22.80	4,404	100.4	28.92	20.65	22.92	-0.52	-19.35	-17.72	0.98	0.98	18.95	18.95	174.65
FPFC First Place Fin. Corp. of OH	17.62	17,236	303.7	25.49	15.00	18.21	-3.24	-25.12	-24.99	1.49	1.22	18.92	12.64	187.18
FFIC Flushing Fin. Corp. of NY	16.42	21,253	349.0	18.79	14.41	17.00	-3.41	-6.33	-3.81	0.96	0.92	10.54	9.64	143.13
FXCB Fox Chase Bncp MHC of PA(44.5)	12.38	14,680	80.9	14.32	10.36	12.14	1.98	23.80	-8.30	0.28	0.31	8.63	8.63	51.81
FBTX Franklin Bank Corp of TX	9.19	25,346	232.9	21.88	7.50	9.66	-4.87	-53.77	-55.26	0.57	0.11	15.12	4.50	318.80
GSLA GS Financial Corp. of LA	18.98	1,266	24.0	22.01	17.04	18.25	4.00	14.96	-4.14	1.57	1.54	21.32	21.32	134.22
PEDE Great Pee Dee Bancorp of SC(8)	21.38	1,790	38.3	24.99	14.38	21.64	-1.20	44.95	37.94	0.89	0.87	15.27	14.97	122.34
GCBC Green Co Bcrp MHC of NY (44.4)	12.28	4,151	22.6	17.00	11.00	13.06	-5.97	-12.29	-20.77	0.54	0.59	8.53	8.53	78.49
HFFC HF Financial Corp. of SD	16.70	4,013	67.0	18.50	15.45	16.52	1.09	1.40	-3.36	1.41	1.87	15.39	14.16	248.22
HMNF HMN Financial, Inc. of MN	29.30	4,276	125.3	36.00	28.54	29.33	-0.10	-18.45	-15.10	1.98	1.72	22.15	21.25	263.66
HBNK Hampden Bancorp, Inc. of MA	10.31	7,950	82.0	13.00	9.00	10.22	0.88	3.10	3.10	-0.35	-0.36	12.80	12.80	64.26
HARL Harleysville Svgs Fin Cp of PA	14.83	3,852	57.1	19.93	13.30	13.95	6.31	-12.20	-19.75	0.87	0.84	12.73	12.73	202.01
HWFG Harrington West Fncl Grp of CA	14.90	5,547	82.7	18.49	14.50	15.07	-1.13	-8.48	-13.62	1.28	1.40	12.42	11.28	203.80
HBOS Heritage Fn Gp MHC of GA(29.9)	13.20	10,888	44.3	17.00	11.56	13.10	0.76	-2.65	-20.72	0.21	0.22	5.78	5.69	41.15
HIFS Hingham Inst. for Sav. of MA	30.00	2,119	63.6	38.49	29.03	30.00	0.00	-20.21	-12.49	2.01	2.01	25.10	25.10	334.83
HOME Home Fed Bncp MHC of ID (40.8)(8)	13.95	15,232	86.4	17.99	12.53	14.68	-4.97	-6.56	-18.71	0.38	0.31	7.22	7.22	47.81
HFBC HopFed Bancorp, Inc. of KY	15.41	3,615	55.7	16.80	14.39	15.49	-0.52	-6.04	-4.29	1.10	1.08	14.57	12.32	212.63
HCBK Hudson City Bancorp, Inc of NJ	14.22	531,830	7,562.6	14.37	11.45	14.09	0.92	8.88	2.45	0.53	0.53	8.75	8.44	74.63
IFSB Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.10	0.00	2.02	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC Investors Bcrp MHC of NJ(45.7)	14.20	111,469	755.1	16.00	11.46	13.74	3.35	-1.18	-9.73	0.20	0.22	7.57	7.57	50.25
JXSB Jcksnville Bcp MHC of IL(47.7)	13.39	1,987	12.7	13.80	11.18	12.25	9.31	6.69	3.48	0.29	0.31	10.57	9.15	138.35
JFBI Jefferson Bancshares Inc of TN	10.76	6,614	71.2	13.45	10.00	10.75	0.09	-19.88	-17.36	0.22	0.24	11.14	11.14	49.86
KFED K-Fed Bancorp MHC of CA (37.3)(8)	13.72	13,970	72.2	20.08	12.61	14.11	-2.76	-11.60	-27.21	0.34	0.34	6.56	6.25	57.18
KNBT KNBT Bancorp, Inc. of PA	14.71	27,197	400.1	17.52	12.66	14.47	1.66	-9.20	-12.07	0.72	0.80	12.95	8.00	106.22
KFFB KY Fst Fed Bp MHC of KY (44.5)	9.89	8,263	37.5	10.60	9.50	10.00	-1.10	-7.57	-3.51	0.10	0.10	7.54	5.71	32.34
KRNY Kearny Fin Cp MHC of NJ (29.7)	13.21	71,168	284.5	17.07	11.34	13.59	-2.80	-11.76	-17.75	0.05	0.05	6.65	5.49	28.21
LSBX LSB Corp of No. Andover MA	16.23	4,597	74.6	18.06	15.50	16.25	-0.12	-6.46	-2.05	0.74	0.83	12.61	12.61	125.98
LSBI LSB Fin. Corp. of Lafayette IN	23.00	1,569	36.1	27.49	22.34	23.39	-1.67	-10.54	-6.12	1.81	1.71	21.96	21.96	223.08
LSBK Lake Shore Bnp MHC of NY(45.0)	10.40	6,464	31.0	14.50	9.50	10.40	0.00	-2.80	-17.20	0.24	0.24	8.05	8.05	54.02
LEGC Legacy Bancorp, Inc. of MA	14.21	10,011	142.3	16.41	11.87	13.61	4.41	-6.20	-10.35	0.19	0.32	14.16	13.85	84.35
LBCP Liberty Bancorp, Inc. of MO	10.81	4,761	51.5	11.52	9.95	10.77	0.37	6.19	0.75	0.38	0.35	10.29	10.29	69.06
LABC Louisiana Bancorp, Inc. of LA	10.86	6,346	68.9	10.99	10.15	10.87	-0.09	8.60	8.60	0.32	0.32	13.25	13.25	42.64
MAFB MAF Bancorp, Inc. of IL(8)	53.69	33,080	1,776.1	55.01	39.50	53.55	0.26	30.09	20.14	2.26	2.34	33.15	20.93	311.90
MFBC MFB Corp. of Mishawaka IN	30.25	1,311	39.7	36.19	29.76	30.50	-0.82	-3.20	-11.58	2.84	2.50	31.27	28.69	385.27
MSBF MSB Fin Corp MHC of NJ (45.0)	10.21	5,621	25.8	12.50	9.51	10.10	1.09	2.10	2.10	0.28	0.28	7.68	7.68	50.29
MGYR Magyar Bancorp MHC of NJ(46.0)	10.95	5,832	29.8	15.20	10.75	11.10	-1.35	-8.83	-20.42	0.14	0.14	8.17	8.17	81.35
MASB MassBank Corp. of Reading MA	33.92	4,320	146.5	34.79	32.30	34.00	-0.24	2.91	3.13	1.61	1.51	24.83	24.57	189.11
MFLR Mayflower Co-Op. Bank of MA	11.50	2,096	24.1	14.97	10.00	11.60	-0.86	-8.80	-5.58	0.50	0.44	9.36	9.34	115.60
CASH Meta Financial Group of IA	40.10	2,570	103.1	42.00	23.00	39.90	0.50	74.35	34.56	0.16	1.15	18.35	17.02	259.43
MFSF MutualFirst Fin. Inc. of IN	17.27	4,329	74.8	22.92	16.01	17.93	-3.68	-17.01	-18.54	0.93	0.95	20.25	16.71	219.14
NASB NASB Fin, Inc. of Grandview MO	34.53	7,932	273.9	44.06	26.32	34.66	-0.38	-1.00	-16.49	2.24	1.00	18.81	18.44	193.63
NECB NE Comm Bncrp MHC of NY (45.0)	10.40	13,225	61.9	12.60	9.25	10.42	-0.19	-7.80	-15.38	0.90	-0.05	8.16	8.16	33.16
NHTB NH Thrift Bancshares of NH	15.65	5,066	79.3	16.99	13.98	15.30	2.29	-6.01	-2.19	0.87	0.73	12.20	7.82	149.60
NVSL Naug Vlly Fin MHC of CT (44.2)	11.00	7,391	36.5	12.95	10.05	10.88	1.10	-4.60	-10.57	0.16	0.15	6.77	6.75	58.08
NEBS New England Bnchrs Inc. of CT	12.01	5,352	64.3	13.70	10.26	12.30	-2.36	-5.43	-9.29	0.19	0.18	10.64	10.33	54.65
NFSB Newport Bancorp, Inc. of RI	12.10	4,878	59.0	14.48	11.61	12.15	-0.41	-10.04	-11.42	-0.27	-0.27	12.44	12.44	63.57
FFFD North Central Bancshares of IA	38.80	1,365	53.0	41.33	38.20	39.00	-0.51	-1.77	-1.15	3.21	3.21	30.57	26.94	388.97
NWSB Northwest Bcrp MHC of PA(39.1)	29.16	49,149	570.8	29.75	24.85	28.30	3.04	9.62	6.19	0.94	0.93	12.07	8.30	140.35
OSHC Ocean Shr Hldg MHC of NJ(44.8)	11.20	8,508	43.2	13.83	9.94	10.85	3.23	-13.65	-18.55	0.34	0.34	7.37	7.37	68.44
OCFC OceanFirst Fin. Corp of NJ	17.56	12,319	216.3	24.00	14.17	17.11	2.63	-19.67	-23.42	-0.14	0.74	10.04	10.04	160.55

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of August 31, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/ Share(1)	Outst- anding	Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	Dec 31, 2004(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Book Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
ONFC	Oneida Financl MHC of NY(44.6)	11.90	7,787	41.3	13.44	10.94	12.10	-1.65	1.71	0.76	0.48	0.49	7.46	4.14	64.74
ORIT	Oritani Fin Cp MHC of NJ(32.0)	15.12	40,552	196.2	16.00	12.55	15.01	0.73	51.20	51.20	0.30	0.31	6.72	6.72	29.45
OSBK	Osage Bancshares, Inc. of OK	8.40	3,604	30.3	13.03	8.00	8.40	0.00	-35.53	-26.77	0.26	0.26	9.76	9.76	34.97
PSBH	PSB Hldgs Inc MHC of CT (45.2)	9.60	6,779	29.5	11.48	9.50	9.90	-3.03	-11.93	-13.82	0.28	0.28	7.56	6.38	72.46
PVFC	PVF Capital Corp. of Solon OH(8)	15.57	7,730	120.4	15.90	9.88	15.65	-0.51	55.39	47.30	0.67	0.65	9.23	9.23	117.41
PBCI	Pamrapo Bancorp, Inc. of NJ	18.10	4,976	90.1	26.50	16.82	17.50	3.43	-8.95	-23.17	1.12	1.07	11.80	11.80	127.89
PFED	Park Bancorp of Chicago IL	30.25	1,241	37.5	36.00	28.54	30.49	-0.79	-6.92	-9.65	0.00	-0.04	25.14	25.14	175.92
PVSA	Parkvale Financial Corp of PA	29.50	5,613	165.6	34.60	26.50	27.88	5.81	-4.47	-7.09	2.37	2.32	22.96	17.35	325.19
PRTR	Partners Trust Fin. Grp. of NY(8)	12.14	43,451	527.5	12.20	9.81	12.08	0.50	10.77	4.30	0.51	0.59	11.28	5.55	84.00
PBHC	Pathfinder BC MHC of NY (35.8)	10.98	2,484	9.7	16.00	9.35	10.30	6.60	-20.09	-15.80	0.33	0.24	8.36	6.78	122.61
PFDC	Peoples Bancorp of Auburn IN	19.00	3,145	59.8	21.00	16.62	19.00	0.00	-1.04	-1.91	0.87	0.83	19.64	18.87	153.77
PCBI	Peoples Community Bcrp. of OH	15.61	4,839	75.5	19.60	14.01	15.12	3.24	-17.33	-13.28	-1.38	-1.40	17.86	11.88	211.03
PBCT	Peoples United Financial of CT	17.68	300,900	5,319.9	22.81	14.78	17.44	1.38	2.73	-16.80	0.34	0.38	14.97	14.62	45.93
PROV	Provident Fin. Holdings of CA	23.22	6,377	148.1	32.80	17.51	22.80	1.84	-24.19	-23.67	2.06	1.88	20.63	20.63	277.57
PBNY	Provident NY Bncrp, Inc. of NY	13.81	41,667	575.4	16.00	11.42	13.84	-0.22	-1.00	-7.81	0.47	0.48	9.66	5.52	66.79
PBIP	Prudential Bncp MHC PA (42.7)	13.36	11,614	68.9	13.89	12.46	13.28	0.60	0.45	-0.30	0.32	0.32	7.12	7.12	41.11
PULB	Pulaski Fin Cp of St. Louis MO	14.04	9,981	140.1	17.00	12.11	14.01	0.21	-14.91	-11.86	0.93	0.71	8.04	7.59	113.78
RPFG	Rainier Pacific Fin Grp of WA	16.16	6,568	106.1	23.50	14.50	16.28	-0.74	-12.13	-18.51	0.45	0.42	13.69	13.21	137.77
RIVR	River Valley Bancorp of IN	19.42	1,628	31.6	20.24	17.00	18.25	6.41	7.35	7.59	1.31	1.30	14.91	14.89	206.82
RVSB	Riverview Bancorp, Inc. of WA	14.93	11,567	172.7	17.75	12.73	14.91	0.13	14.32	-1.78	1.02	1.00	8.62	6.35	71.94
RCKB	Rockville Fin MHC of CT (45.0)	14.45	19,354	136.4	18.20	13.95	14.70	-1.70	-1.37	-19.05	0.36	0.34	8.03	7.98	65.69
ROMA	Roma Fin Corp MHC of NJ (31.0)	16.99	32,732	172.4	17.37	13.54	16.93	0.35	12.44	2.60	0.18	0.18	7.26	7.24	27.11
ROME	Rome Bancorp, Inc. of Rome NY	11.90	8,336	99.2	13.00	11.00	11.91	-0.08	-7.61	-6.67	0.39	0.39	8.96	8.96	37.30
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.95	12,405	56.2	13.94	9.95	10.62	3.11	-4.70	-10.76	0.17	0.15	6.69	6.64	61.34
SVBI	Severn Bancorp, Inc. of MD	13.43	10,067	135.2	22.55	12.25	14.19	-5.36	-22.59	-23.13	1.40	1.38	9.11	9.07	91.97
SUPR	Superior Bancorp of AL	9.40	34,671	325.9	11.93	8.10	9.46	-0.63	-19.45	-17.11	0.21	0.16	8.05	4.33	71.25
SYNF	Synergy Financial Group of NJ(8)	14.16	11,382	161.2	16.69	12.21	14.08	0.57	-11.56	-14.08	0.27	0.32	8.77	8.72	81.93
THRD	TF Fin. Corp. of Newtown PA	27.05	2,885	78.0	33.49	26.36	26.87	0.67	-11.02	-12.74	1.84	1.77	22.95	21.37	230.17
TFSL	TFS Fin Corp MHC of OH (31.5)	11.60	332,319	1,220.3	12.60	10.45	11.58	0.17	16.00	16.00	0.04	0.04	5.90	5.87	30.14
TONE	TierOne Corp. of Lincoln NE(8)	22.42	18,054	404.8	34.97	18.72	22.32	0.45	-34.27	-29.07	1.90	1.86	20.38	17.63	193.60
TSBK	Timberland Bancorp, Inc. of WA	15.91	7,025	111.8	19.48	14.95	15.76	0.95	-18.49	-14.28	1.16	1.12	10.53	9.54	88.85
TRST	TrustCo Bank Corp NY of NY	11.18	75,016	838.7	11.67	9.14	11.01	1.54	1.64	0.54	0.55	0.55	3.06	3.06	44.98
UCBA	United Comm Bncp MHC IN (45.0)	12.40	8,298	47.2	13.70	10.52	12.24	1.31	16.98	3.51	0.32	0.22	7.49	7.49	46.55
UCFC	United Community Fin. of OH	7.39	30,213	223.3	13.30	6.13	7.62	-3.02	-41.86	-39.62	0.67	0.61	9.11	7.96	89.57
UBNK	United Fin Grp MHC of MA(46.4)(8)	12.80	17,072	101.9	16.00	11.01	12.02	6.49	-2.36	-7.25	0.24	0.25	8.12	8.10	59.91
UWBK	United Western Bncp, Inc of CO	21.90	7,304	160.0	26.32	18.75	21.20	3.30	-2.45	9.55	1.41	1.68	15.28	15.28	279.77
VPFG	ViewPoint Finl MHC of TX(45.0)	17.17	25,963	199.3	19.00	14.25	17.19	-0.12	71.70	1.36	0.23	0.22	8.09	8.09	61.81
WSFS	WSFS Financial Corp. of DE	60.24	6,296	379.3	70.85	53.42	62.69	-3.91	-4.76	-10.00	4.86	5.03	31.95	31.73	479.37
WVFC	WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.30	0.61	0.00	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL	Washington Federal, Inc. of WA	26.54	87,361	2,318.6	26.94	21.62	25.93	2.35	19.44	12.79	1.56	1.56	14.83	13.59	114.31
WAUW	Wauwatosa Hlds MHC of WI(30.4)	16.65	32,489	167.2	19.00	14.14	16.24	2.52	-5.67	-6.57	0.12	0.12	6.67	6.67	50.69
WAYN	Wayne Savings Bancshares of OH	13.00	3,194	41.5	15.00	12.50	13.18	-1.37	-11.86	-10.03	0.69	0.71	10.56	9.82	124.60
WFBC	Willow Financial Bcp Inc of PA	12.42	15,626	194.1	15.95	10.68	12.26	1.31	-20.59	-12.60	0.60	0.59	13.20	6.19	99.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(125)	11.70	10.46	0.52	5.47	4.43	0.50	5.16	0.64	211.07	0.88	18.81	118.59	13.39	138.91	19.68	0.46	2.58	41.04
NYSE Traded Companies(13)	10.56	7.88	0.65	7.67	6.73	0.52	5.57	0.51	184.34	0.82	17.18	114.84	11.92	166.55	18.27	0.57	2.87	43.47
AMEX Traded Companies(4)	14.81	14.68	0.53	3.81	2.88	0.50	3.54	1.14	216.32	1.33	14.07	104.95	15.54	107.12	15.28	0.46	2.72	38.73
NASDAQ Listed OTC Companies(108)	11.71	10.60	0.51	5.27	4.22	0.50	5.18	0.64	214.84	0.88	19.15	119.57	13.47	136.89	19.94	0.44	2.54	40.76
California Companies(9)	7.93	7.82	0.79	10.43	9.68	0.59	7.68	0.51	172.89	0.83	12.21	105.92	8.50	107.95	14.54	0.60	2.79	25.62
Florida Companies(5)	7.23	6.86	0.36	5.27	5.12	0.27	4.08	1.08	114.35	1.06	17.44	106.20	8.00	111.52	13.50	0.08	1.35	17.44
Mid-Atlantic Companies(35)	11.46	9.66	0.45	4.86	3.44	0.46	5.07	0.33	241.81	0.77	19.42	132.48	14.33	166.52	19.66	0.45	2.72	46.14
Mid-West Companies(41)	10.49	9.51	0.48	5.08	4.40	0.44	4.70	1.11	106.77	0.87	18.60	111.41	11.42	133.20	20.36	0.51	2.93	46.65
New England Companies(17)	16.42	14.99	0.37	3.15	2.37	0.44	3.47	0.23	430.80	0.96	24.71	112.18	18.24	130.92	24.14	0.39	2.11	55.30
North-West Companies(5)	11.69	10.26	1.15	9.16	5.70	1.12	8.96	0.06	295.73	0.96	20.32	155.32	18.40	179.88	21.16	0.49	2.56	47.31
South-East Companies(10)	13.91	12.72	0.77	7.14	5.67	0.76	6.93	0.64	214.89	1.26	16.98	119.14	14.93	142.14	17.31	0.46	2.14	30.72
South-West Companies(2)	17.41	14.98	0.52	3.96	4.65	0.41	2.32	0.45	380.67	0.41	24.22	73.42	14.11	145.14	32.31	0.16	1.90	0.00
Western Companies (Excl CA)(1)	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
Thrift Strategy(118)	11.68	10.46	0.51	5.33	4.38	0.50	5.07	0.64	209.96	0.88	18.73	117.94	13.30	137.51	19.73	0.46	2.60	41.13
Mortgage Banker Strategy(4)	8.26	6.21	0.55	6.87	5.54	0.41	5.09	0.81	99.07	0.92	22.22	119.23	9.66	169.64	20.83	0.48	2.38	47.70
Diversified Strategy(2)	19.63	19.23	0.95	10.15	5.00	1.02	10.71	0.17	485.25	1.07	12.40	153.32	25.53	155.39	11.98	0.47	1.83	8.23
Companies Issuing Dividends(110)	11.37	10.06	0.62	6.35	5.09	0.59	6.07	0.65	209.97	0.88	18.79	120.99	13.34	141.68	19.41	0.52	2.93	45.33
Companies Without Dividends(15)	14.12	13.38	-0.16	-1.02	-0.47	-0.17	-1.47	0.51	220.51	0.92	19.20	100.89	13.74	118.53	24.07	0.00	0.00	0.00
Equity/Assets <6%(6)	5.41	5.20	0.54	9.85	8.77	0.50	8.98	0.48	71.61	0.56	13.03	124.50	6.76	132.80	12.22	0.38	2.08	31.21
Equity/Assets 6-12%(80)	8.58	7.62	0.57	6.69	5.30	0.53	6.18	0.76	188.79	0.90	17.07	123.48	10.51	141.52	17.97	0.53	2.86	40.50
Equity/Assets >12%(39)	18.87	16.93	0.42	2.41	2.08	0.46	2.59	0.41	272.91	0.88	25.83	107.87	20.10	134.45	26.15	0.32	2.07	47.14
Converted Last 3 Mths (no MHC)(2)	27.17	27.17	0.70	3.40	2.78	0.70	3.40	0.26	63.96	1.24	36.15	88.98	23.90	88.98	36.15	0.09	0.94	36.00
Actively Traded Companies(10)	9.40	8.37	0.62	6.37	4.05	0.64	6.56	0.27	370.19	0.80	21.94	134.17	12.81	159.53	18.70	0.72	3.04	54.29
Market Value Below $20 Million(4)	7.78	7.42	-0.16	-2.24	-0.85	-0.26	-3.45	0.79	76.55	0.74	11.13	107.85	8.34	114.43	11.59	0.22	1.87	30.94
Holding Company Structure(118)	11.76	10.45	0.57	5.91	4.74	0.55	5.62	0.65	199.14	0.89	18.85	119.27	13.55	140.87	19.73	0.47	2.63	41.32
Assets Over $1 Billion(53)	11.22	9.06	0.70	7.51	5.74	0.64	6.71	0.61	190.69	0.88	18.18	130.66	14.12	168.42	19.71	0.52	2.84	40.89
Assets $500 Million-$1 Billion(36)	10.31	9.51	0.47	5.33	4.39	0.47	5.43	0.54	238.71	0.86	17.87	116.63	11.91	129.63	18.99	0.49	2.45	40.58
Assets $250-$500 Million(26)	13.83	13.37	0.45	4.23	3.76	0.47	4.43	0.72	229.90	0.84	21.46	103.84	14.02	107.54	20.51	0.34	2.49	43.21
Assets less than $250 Million(10)	13.31	13.14	0.00	-1.30	-0.53	-0.06	-1.96	1.01	194.66	1.07	19.47	104.15	13.20	107.22	20.51	0.28	1.92	32.32
Goodwill Companies(87)	10.75	8.96	0.63	6.65	5.21	0.60	6.35	0.59	199.04	0.89	18.61	124.23	13.01	153.59	19.27	0.51	2.72	43.17
Non-Goodwill Companies(38)	13.83	13.83	0.29	2.82	2.66	0.28	2.50	0.77	347.16	0.87	19.40	105.89	14.33	105.89	20.81	0.34	2.26	34.40
Acquirors of FSLIC Cases(4)	9.44	9.11	0.01	-2.15	-2.62	-0.07	-3.01	0.56	129.58	0.60	12.73	126.37	12.54	131.11	13.40	0.37	1.44	30.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
AMEX Traded Companies(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
NASDAQ Listed OTC Companies(39)	15.53	14.76	0.55	3.55	2.08	0.42	3.09	0.49	186.46	0.69	29.94	172.35	27.02	185.54	31.70	0.23	1.52	11.18
Mid-Atlantic Companies(23)	16.28	15.49	0.66	4.09	2.48	0.48	3.47	0.41	205.44	0.68	27.76	163.02	27.27	179.20	30.18	0.18	1.30	18.14
Mid-West Companies(7)	16.14	15.17	0.34	2.32	1.39	0.31	2.19	0.84	65.19	0.58	38.75	189.16	29.42	198.12	NM	0.48	2.47	0.00
New England Companies(5)	11.31	10.85	0.38	3.28	2.10	0.36	3.11	0.35	231.83	0.78	34.29	158.27	18.01	164.86	34.29	0.15	1.44	0.00
South-East Companies(2)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.99	NM	0.24	1.82	0.00
South-West Companies(1)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	0.00
Thrift Strategy(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
Companies Issuing Dividends(26)	15.08	14.08	0.50	3.62	2.14	0.49	3.54	0.35	160.25	0.71	29.77	174.84	26.85	193.08	26.57	0.38	2.48	58.94
Companies Without Dividends(14)	16.28	15.95	0.65	3.58	2.13	0.33	2.52	0.74	230.82	0.68	28.63	164.45	26.70	168.07	35.72	0.00	0.00	0.00
Equity/Assets 6-12%(15)	10.03	9.12	0.43	4.18	2.59	0.43	4.13	0.54	191.63	0.76	30.37	162.36	16.41	186.45	29.54	0.41	2.38	0.00
Equity/Assets >12%(24)	18.78	18.12	0.63	3.26	1.87	0.43	2.59	0.45	180.82	0.66	27.57	176.08	32.93	182.23	32.83	0.13	1.08	18.14
Holding Company Structure(37)	15.26	14.46	0.55	3.64	2.17	0.42	3.18	0.52	174.83	0.72	29.35	170.31	26.22	183.90	30.64	0.24	1.55	11.55
Assets Over $1 Billion(11)	15.52	14.44	0.44	3.18	1.48	0.44	3.17	0.69	128.79	0.67	31.02	212.20	32.37	231.74	31.35	0.33	1.14	0.00
Assets $500 Million-$1 Billion(10)	16.54	15.66	0.53	3.62	2.14	0.54	3.65	0.15	394.72	0.59	28.87	171.51	29.84	193.14	32.39	0.18	1.45	0.00
Assets $250-$500 Million(18)	15.20	14.63	0.61	3.73	2.38	0.37	2.85	0.49	176.25	0.75	30.09	150.49	23.16	157.34	31.28	0.30	1.75	23.95
Assets less than $250 Million(1)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
Goodwill Companies(19)	14.64	12.88	0.36	2.87	1.67	0.35	2.77	0.45	174.92	0.80	30.84	169.80	25.58	199.69	29.98	0.25	1.84	0.00
Non-Goodwill Companies(21)	16.20	16.20	0.70	4.15	2.49	0.49	3.46	0.52	193.36	0.62	28.50	171.87	27.70	171.87	30.97	0.23	1.35	18.14
MHC Institutions(40)	15.53	14.78	0.55	3.60	2.14	0.43	3.16	0.49	185.45	0.70	29.35	170.98	26.79	183.79	30.64	0.24	1.56	14.73
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
Financial Institution		(%)	(%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AP	Astoria Financial Corp. of NY	5.52	4.67	0.69	12.03	5.87	0.68	11.95	0.32	117.11	0.51	17.04	211.26	11.66	249.95	17.15	1.04	3.99	67.97
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.17	-0.11	-5.29	0.65	104.18	1.18	NM	69.69	1.49	132.91	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	7.90	6.72	0.28	3.47	3.74	0.04	0.56	0.78	101.81	1.17	26.74	93.88	7.41	110.39	NM	0.16	1.93	51.61
DSL	Downey Financial Corp. of CA	9.83	9.80	1.15	13.43	11.84	1.00	11.59	0.94	42.36	0.55	8.45	107.63	10.58	107.87	9.79	0.48	0.85	7.16
FED	FirstFed Financial Corp. of CA	9.44	9.44	1.39	18.33	15.78	1.32	17.49	0.46	288.55	1.62	6.34	111.07	10.49	111.17	6.64	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	4.76	4.76	0.33	6.33	6.83	0.08	1.51	1.04	30.22	0.42	14.64	96.24	4.58	96.24	NM	0.40	3.25	47.62
GLK	Great Lakes Bancorp, Inc of NY	15.06	15.05	-0.18	-1.21	-1.27	-0.21	-1.37	0.42	104.91	0.55	NM	96.34	14.51	96.42	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.48	6.10	0.90	12.94	14.34	-0.35	-5.00	1.09	20.84	0.38	6.97	86.96	5.63	92.33	NM	2.00	8.26	57.64
NYB	New York Community Bcrp of NY	13.37	5.12	0.75	5.77	3.90	0.88	6.77	0.09	334.41	0.47	25.64	140.17	18.74	366.25	21.84	1.00	5.65	NM
NAL	NewAlliance Bancshares of CT	17.92	10.53	0.42	2.29	1.88	0.63	3.43	0.23	225.26	0.92	NM	118.24	21.19	201.21	35.50	0.26	1.74	NM
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	0.90	10.60	9.99	0.91	10.72	0.25	405.52	1.46	10.01	110.75	9.18	111.17	9.90	0.76	4.34	43.43
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.29	0.92	5.19	5.06	0.89	5.06	0.15	391.26	0.89	19.76	104.61	18.56	180.45	20.24	0.44	2.62	51.76
SOV	Sovereign Bancorp, Inc. of PA	10.38	3.80	0.28	2.83	2.77	0.40	4.07	0.40	149.87	0.89	36.16	100.89	10.47	275.19	25.11	0.32	1.77	64.00
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	6.93	6.93	-0.29	-3.89	-4.63	-0.31	-4.24	2.66	27.90	1.69	NM	89.45	6.20	89.45	NM	0.16	3.37	NM
GOV	Gouverneur Bcp MHC of NY(42.8)	15.40	15.40	0.82	5.40	4.25	0.88	5.75	0.44	158.25	0.83	23.51	124.44	19.17	124.44	22.10	0.32	2.90	68.09
NFD	New Westfield Fin. Inc. of MA	28.44	28.44	0.65	2.74	1.88	0.68	2.88	0.11	516.56	1.42	NM	110.01	31.29	110.01	NM	0.20	1.98	NM
TSH	Teche Hlding Cp of N Iberia LA	9.20	8.67	0.99	10.79	7.54	0.98	10.68	0.65	104.49	0.87	13.25	139.82	12.87	148.47	13.38	1.32	3.16	41.90
WSB	Washington SB, FSB of Bowie MD	14.67	14.67	0.77	5.60	6.72	0.67	4.85	NA	NA	NA	14.89	80.53	11.82	80.53	17.18	0.16	2.39	35.56
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA	23.27	23.27	0.65	4.38	2.61	0.65	4.38	0.26	63.96	0.26	38.36	96.00	22.34	96.00	38.36	0.18	1.88	72.00
ALLB	Alliance Bank MHC of PA (45.0)	11.63	11.63	0.36	3.61	2.29	0.36	3.61	0.48	136.70	1.11	NM	127.78	14.86	127.78	NM	0.20	2.29	NM
ASBI	Ameriana Bancorp of IN	7.45	7.26	-0.28	-3.71	-4.45	-0.09	-1.18	0.92	67.52	1.00	NM	87.22	6.50	89.59	NM	0.16	1.74	NM
ABNJ	American Bancorp of NJ	18.85	18.85	0.19	0.86	0.72	0.16	0.75	NA	NA	0.57	NM	130.59	24.62	130.59	NM	0.16	1.44	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.31	6.88	0.85	11.49	6.80	0.79	10.65	1.21	37.40	0.57	14.72	169.61	12.40	180.41	15.87	0.72	2.73	40.22
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	9.91	9.61	0.47	4.35	2.07	0.47	4.35	0.49	112.16	0.75	NM	214.75	21.28	221.55	NM	0.56	4.01	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	5.20	4.82	-0.42	-9.38	-5.44	0.08	1.77	0.37	102.10	0.66	NM	170.45	8.86	183.96	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.68	12.07	0.55	3.79	2.95	0.52	3.57	0.41	77.04	0.57	33.89	139.20	19.04	157.71	35.94	0.34	2.87	NM
BFIN	BankFinancial Corp. of IL	20.04	17.99	0.50	2.51	2.25	0.49	2.43	0.56	126.98	0.83	NM	116.52	23.35	129.81	NM	0.28	1.80	NM
BKUNA	BankUnited Fin. Corp. of FL	5.51	5.31	0.72	12.91	16.20	0.65	11.75	0.53	56.46	0.36	6.17	76.34	4.20	79.17	6.79	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.58	0.31	1.97	0.50	154.61	1.06	NM	133.43	21.29	174.95	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	11.98	7.89	0.40	3.35	3.36	0.53	4.39	0.33	203.26	0.98	29.73	100.75	12.07	152.91	22.68	0.24	1.79	53.33
BHLB	Berkshire Hills Bancorp of MA	12.27	6.72	0.53	4.45	4.39	0.68	5.72	0.82	110.18	1.11	22.79	98.37	12.08	179.68	17.74	0.60	2.02	46.15
BRBI	Blue River Bancshares of IN	7.39	5.96	0.20	2.54	2.34	0.20	2.54	2.06	40.37	1.02	NM	110.32	8.15	136.61	NM	0.10	1.80	NM
BOFI	Bofi Holding, Inc. Of CA	7.15	7.15	0.36	4.47	4.95	0.32	3.98	NA	NA	0.28	20.19	88.77	6.35	88.77	22.72	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.78	5.78	0.50	8.54	8.50	0.49	8.45	0.02	NA	0.72	11.76	95.30	5.51	95.30	11.90	0.20	1.93	22.73
BRKL	Brookline Bancorp, Inc. of MA	23.07	20.95	0.85	3.53	2.72	0.85	3.53	0.16	616.25	1.26	36.79	136.27	31.43	150.00	36.79	0.34	2.72	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.44	21.44	0.98	4.75	2.07	0.94	4.58	0.03	NA	0.61	NM	220.28	47.24	220.28	NM	0.16	1.14	55.17
CITZ	CFS Bancorp, Inc of Munster IN	10.67	10.56	0.48	4.54	3.85	0.43	4.13	2.28	40.40	1.31	25.98	120.79	12.88	122.03	28.58	0.48	3.36	NM
CMSB	CMS Bancorp, Inc. of NY	17.25	17.25	-1.07	-9.81	-7.43	-1.07	-9.81	NA	NA	0.20	NM	88.31	15.24	88.31	NM	0.00	0.00	NM
CFFN	Capitol Fd Fn MHC of KS (29.5)	11.12	11.12	0.44	4.12	1.38	0.45	4.20	0.11	47.99	0.08	NM	297.35	33.07	297.35	NM	2.00	5.74	NM
CARV	Carver Bancorp, Inc. of NY	6.85	6.01	0.40	5.81	7.50	0.54	7.99	0.61	119.19	0.86	13.32	74.63	5.11	85.01	9.68	0.40	2.57	34.19
CEBK	Central Bncrp of Somerville MA	6.87	6.47	0.20	2.90	2.93	0.12	1.72	0.06	NA	0.84	34.14	102.43	7.04	108.87	NM	0.72	3.06	NM
CFBK	Central Federal Corp. of OH	10.58	10.58	0.15	1.23	1.29	0.04	0.31	0.12	726.35	1.07	NM	99.84	10.56	99.84	NM	0.36	5.82	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.05	22.05	0.29	1.29	0.83	0.32	1.42	0.23	114.11	0.29	NM	157.14	34.64	157.14	NM	0.32	2.67	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.39	23.39	-0.46	-2.18	-1.98	0.26	1.24	0.26	252.10	0.81	NM	95.86	22.42	95.86	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	23.51	21.38	0.14	0.65	0.67	0.14	0.65	0.57	49.83	0.30	NM	82.42	19.38	90.63	NM	0.20	2.22	NM
CTZN	Citizens First Bancorp of MI	9.97	9.28	0.55	5.53	6.21	0.54	5.48	1.76	45.93	0.92	16.09	88.02	8.78	94.56	16.23	0.36	1.85	29.75
CSBC	Citizens South Banking of NC	11.15	6.99	0.80	6.94	5.91	0.86	7.40	0.25	320.54	1.14	16.93	118.91	13.26	189.55	15.88	0.32	2.52	42.67
CSBK	Clifton Svg Bp MHC of NJ(43.3)	22.60	22.60	0.36	1.57	0.89	0.36	1.57	0.03	523.26	0.32	NM	176.42	39.87	176.42	NM	0.20	1.78	NM
COBK	Colonial Bank MHC of NJ (46.0)	8.40	8.40	0.39	4.25	2.98	0.39	4.25	0.05	718.41	0.65	33.54	143.35	12.04	143.35	33.54	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.11	8.11	0.87	10.72	9.44	0.87	10.72	0.32	205.75	0.76	10.60	113.59	9.21	113.59	10.60	0.26	2.53	26.80
DCOM	Dime Community Bancshars of NY	8.47	6.76	0.77	8.57	5.14	0.73	8.08	0.09	540.58	0.56	19.47	174.52	14.78	218.78	20.65	0.56	4.11	NM
ESBF	ESB Financial Corp. of PA	6.42	4.07	0.46	7.04	6.69	0.41	6.33	0.33	121.14	0.87	14.96	108.29	6.95	170.86	16.65	0.40	3.88	57.97
ESSA	ESSA Bancorp, Inc. of PA	22.92	22.92	-1.70	-11.65	-8.24	-1.70	-11.65	NA	NA	0.68	NM	91.78	21.03	91.78	NM	0.00	0.00	NM
ESBK	Elmira Svgs Bank, FSB of NY	6.59	6.53	0.47	7.06	5.66	0.63	9.37	0.06	789.90	0.65	17.66	119.89	7.90	120.96	13.31	0.80	3.90	68.97
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	9.02	9.53	0.88	8.39	NA	NA	NA	10.50	94.11	9.83	94.11	11.29	0.56	3.73	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.51	16.10	-0.38	-2.32	-1.78	-0.38	-2.32	0.45	71.12	0.52	NM	132.50	21.88	135.90	NM	0.00	0.00	NM
FGBI	Fidelity Bancorp, Inc. of PA	6.32	5.94	0.57	9.38	8.75	0.48	7.84	NA	NA	0.63	11.43	104.17	6.58	110.73	13.68	0.56	3.50	40.00
FBTC	First BancTrust Corp of IL	8.55	8.13	0.35	4.00	4.12	0.30	3.40	0.92	81.07	1.01	24.26	98.70	8.44	103.83	28.50	0.24	2.11	51.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FBEI First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.72	0.19	1.99	NA	NA	0.43	36.74	85.45	7.99	107.19	NM	0.60	3.80	NM
FBSI First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.17	-0.16	-1.40	1.47	73.26	1.67	NM	94.64	10.43	95.70	NM	0.00	0.00	NM
FCAP First Capital, Inc. of IN	9.94	8.65	0.77	7.89	7.26	0.69	7.12	1.13	48.41	0.70	13.77	107.42	10.68	123.44	15.27	0.68	4.05	55.74
FCLF First Clover Leaf Fin Cp of IL	24.83	21.87	0.75	3.09	2.57	0.78	3.20	0.61	76.07	0.70	38.93	105.83	26.28	120.18	37.59	0.24	2.20	NM
FCPL First Community Bk Corp of FL	8.58	8.48	0.74	8.60	5.16	0.71	8.26	0.33	271.22	1.03	19.39	165.13	14.17	167.05	20.21	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.69	8.06	0.98	9.36	7.63	0.87	8.28	0.71	127.43	1.07	13.10	119.35	12.76	158.17	14.80	1.00	3.65	47.85
FFNM First Fed of N. Michigan of MI	12.83	11.42	0.11	0.91	1.38	0.11	0.91	1.52	50.84	1.06	NM	68.09	8.73	76.48	NM	0.20	2.50	NM
FFBH First Fed. Bancshares of AR	9.09	9.09	0.57	6.30	5.58	0.50	5.60	2.91	17.66	0.66	17.93	115.79	10.52	115.79	20.17	0.64	3.61	64.65
FFSX First Federal Bankshares of IA	10.88	8.02	0.50	4.44	5.10	0.34	3.07	0.73	43.09	0.42	19.62	86.15	9.37	116.90	28.33	0.42	2.35	46.15
FFCH First Fin. Holdings Inc. of SC	7.07	6.22	1.00	14.44	7.10	0.95	13.67	0.24	230.48	0.70	14.09	199.81	14.12	227.18	14.88	1.00	3.14	44.25
FFHS First Franklin Corp. of OH	7.91	7.91	0.26	3.37	3.75	0.38	4.82	1.18	39.06	0.58	26.67	89.53	7.08	89.53	18.63	0.36	2.65	70.59
FKFS First Keystone Fin., Inc of PA	6.49	6.49	0.13	2.14	2.17	0.16	2.68	0.49	136.57	1.05	NM	92.14	5.98	92.14	36.86	0.00	0.00	0.00
FMSB First Mutual Bncshrs Inc of WA(8)	7.16	7.16	0.94	14.45	5.71	0.71	10.89	0.19	493.34	1.10	17.50	238.42	17.08	238.42	23.23	0.36	1.37	24.00
FNFG First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	5.59	1.08	6.20	0.27	328.33	1.23	17.89	108.19	18.89	234.72	17.44	0.56	3.96	70.89
FPTB First PacTrust Bancorp of CA	10.85	10.85	0.54	5.28	4.30	0.54	5.28	NA	NA	0.65	23.27	120.32	13.05	120.32	23.27	0.74	3.25	NM
FPFC First Place Fin. Corp. of OH	10.11	6.75	0.83	7.97	8.46	0.68	6.52	1.06	72.85	0.99	11.83	93.13	9.41	139.40	14.44	0.62	3.52	41.61
FFIC Flushing Fin. Corp. of NY	7.36	6.74	0.72	9.40	5.85	0.69	9.01	0.11	224.42	0.27	17.10	155.79	11.47	170.33	17.85	0.48	2.92	50.00
FXCB Fox Chase Bncp MHC of PA(44.5)	16.66	16.66	0.55	3.64	2.26	0.60	4.03	0.02	NA	0.74	NM	143.45	23.90	143.45	39.94	0.00	0.00	0.00
FBTX Franklin Bank Corp of TX	6.91	2.06	0.28	4.07	6.20	0.05	0.79	0.86	28.60	0.37	16.12	60.78	4.20	204.22	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	15.88	15.88	1.17	7.43	8.27	1.14	7.28	0.20	NA	3.15	12.09	89.02	14.14	89.02	12.32	0.40	2.11	25.48
PEDE Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.16	0.71	5.72	0.35	257.68	1.08	24.02	140.01	17.48	142.82	24.57	0.64	2.99	71.91
GCBC Green Co Bcrp MHC of NY (44.4)	10.87	10.87	0.71	6.44	4.40	0.78	7.03	0.36	124.20	0.71	22.74	143.96	15.65	143.96	20.81	0.50	4.07	NM
HFFC HF Financial Corp. of SD	6.20	5.70	0.56	9.25	8.44	0.75	12.26	0.41	140.58	0.76	11.84	108.51	6.73	117.94	8.93	0.42	2.51	29.79
HMNF HMN Financial, Inc. of MN	8.40	8.06	0.81	9.04	6.76	0.70	7.85	1.14	76.77	1.25	14.80	132.28	11.11	137.88	17.03	1.00	3.41	50.51
HBNK Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.39	-0.54	-4.25	0.72	75.43	NA	NM	80.55	16.04	80.55	NM	0.12	1.16	NM
HARL Harleysville Svgs Fin Cp of PA	6.30	6.30	0.44	6.88	5.87	0.42	6.64	0.06	394.73	0.47	17.05	116.50	7.34	116.50	17.65	0.68	4.59	NM
HWFG Harrington West Fncl Grp of CA	6.09	5.53	0.62	10.55	8.59	0.68	11.54	0.01	NA	0.80	11.64	119.97	7.31	132.09	10.64	0.50	3.36	39.06
HBOS Heritage Fn Gp MHC of GA(29.9)	14.05	13.83	0.55	3.51	1.59	0.58	3.68	0.16	587.64	1.53	NM	228.37	32.08	231.99	NM	0.24	1.82	NM
HIFS Hingham Inst. for Sav. of MA	7.50	7.50	0.62	8.22	6.70	0.62	8.22	0.06	840.50	0.67	14.93	119.52	8.96	119.52	14.93	0.80	2.67	39.80
HOME Home Fed Bncp MHC of ID (40.8)(8)	15.10	15.10	0.77	5.31	2.72	0.63	4.34	0.04	NA	0.55	36.71	193.21	29.18	193.21	NM	0.22	1.58	57.89
HFBC HopFed Bancorp, Inc. of KY	6.85	5.79	0.52	7.65	7.14	0.51	7.52	0.15	395.08	0.88	14.01	105.77	7.25	125.08	14.27	0.48	3.11	43.64
HCBK Hudson City Bancorp, Inc of NJ	11.72	11.31	0.79	5.77	3.73	0.79	5.77	0.10	84.15	0.14	26.83	162.51	19.05	168.48	26.83	0.34	2.39	64.15
IFSB Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.28	112.72	0.49	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	15.06	15.06	0.40	2.52	1.41	0.44	2.77	0.24	51.34	0.19	NM	187.58	28.26	187.58	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	7.64	6.61	0.22	2.76	2.17	0.23	2.95	0.79	84.50	1.12	NM	126.68	9.68	146.34	NM	0.30	2.24	NM
JFBI Jefferson Bancshares Inc of TN	22.34	22.34	0.45	1.95	2.04	0.49	2.13	0.14	438.54	0.71	NM	96.59	21.58	96.59	NM	0.24	2.23	NM
KFED K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.48	0.62	5.13	NA	NA	NA	NM	209.15	23.99	219.52	NM	0.40	2.92	NM
KNBT KNBT Bancorp, Inc. of PA	12.19	7.53	0.67	5.56	4.89	0.74	6.18	0.16	351.03	0.98	20.43	113.59	13.85	183.88	18.39	0.40	2.72	55.56
KFFB KY Fst Fed Bp MHC of KY (44.5)	23.31	17.66	0.31	1.32	1.01	0.31	1.32	0.33	80.45	NA	NM	131.17	30.58	173.20	NM	0.40	4.04	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	23.57	19.46	0.18	0.73	0.38	0.18	0.73	NA	NA	0.69	NM	198.65	46.83	240.62	NM	0.20	1.51	NM
LSBX LSB Corp of No. Andover MA	10.01	10.01	0.63	5.92	4.56	0.70	6.65	0.02	NA	1.36	21.93	128.71	12.88	128.71	19.55	0.56	3.45	NM
LSBI LSB Fin. Corp. of Lafayette IN	9.84	9.84	0.78	8.23	7.87	0.74	7.78	4.76	16.71	0.99	12.71	104.74	10.31	104.74	13.45	1.00	4.35	55.25
LSBK Lake Shore Bnp MHC of NY(45.0)	14.90	14.90	0.44	2.90	2.31	0.44	2.90	0.41	90.60	0.62	NM	129.19	19.25	129.19	NM	0.12	1.15	50.00
LEGC Legacy Bancorp, Inc. of MA	16.79	16.42	0.23	1.30	1.34	0.39	2.19	0.30	197.00	0.81	NM	100.35	16.85	102.60	NM	0.16	1.13	NM
LBCP Liberty Bancorp, Inc. of MO	14.90	14.90	0.61	4.15	3.52	0.56	3.82	0.74	104.29	1.10	28.45	105.05	15.65	105.05	30.89	0.10	0.93	26.32
LABC Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.95	0.75	2.42	NA	NA	2.21	33.94	81.96	25.47	81.96	33.94	0.00	0.00	0.00
MAFB MAF Bancorp, Inc. of IL(8)	10.63	6.71	0.68	6.98	4.21	0.71	7.23	0.72	54.11	0.57	23.76	161.96	17.21	256.52	22.94	1.08	2.01	47.79
MFBC MFB Corp. of Mishawaka IN	8.12	7.45	0.74	9.33	9.39	0.65	8.22	1.30	82.50	1.24	10.65	96.74	7.85	105.44	12.10	0.66	2.18	23.24
MSBF MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.74	0.52	5.00	NA	NA	0.38	36.46	132.94	20.30	132.94	36.46	0.00	0.00	0.00
MGYR Magyar Bancorp MHC of NJ(46.0)	10.04	10.04	0.17	1.69	1.28	0.17	1.69	2.76	33.20	1.06	NM	134.03	13.46	134.03	NM	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	13.13	12.99	0.83	6.55	4.75	0.78	6.14	0.02	933.78	0.69	21.07	136.61	17.94	138.05	22.46	1.12	3.30	69.57
MFLR Mayflower Co-Op. Bank of MA	8.10	8.08	0.43	5.47	4.35	0.38	4.81	NA	NA	1.17	23.00	122.86	9.95	123.13	26.14	0.40	3.48	NM
CASH Meta Financial Group of IA	7.07	6.56	0.06	0.92	0.40	0.41	6.59	0.55	132.68	1.32	NM	218.53	15.46	235.61	34.87	0.52	1.30	NM
MFSF MutualFirst Fin. Inc. of IN	9.24	7.63	0.42	4.59	5.39	0.43	4.69	0.80	108.72	1.03	18.57	85.28	7.88	103.35	18.18	0.60	3.47	64.52
NASB NASB Fin, Inc. of Grandview MO	9.71	9.52	1.15	11.55	6.49	0.51	5.15	0.83	58.44	0.57	15.42	103.57	17.83	107.26	34.53	0.90	2.61	40.18
NECB NE Comm Bncrp MHC of NY (45.0)	35.23	35.23	4.00	13.45	8.65	-0.22	-0.75	0.27	156.05	0.64	11.56	127.45	44.91	127.45	NM	0.00	0.00	0.00
NHTB NH Thrift Bancshares of NH	8.16	5.23	0.64	8.72	5.56	0.54	7.31	0.09	699.47	0.79	17.99	130.20	10.46	200.13	21.44	0.52	3.32	59.77
NVSL Naug Vlly Fin MHC of CT (44.2)	11.66	11.62	0.39	2.34	1.45	0.27	2.19	0.23	212.08	0.63	NM	162.40	18.94	162.96	NM	0.20	1.82	NM
NEBS New England Bnchrs Inc. of CT	19.47	18.90	0.35	1.79	1.58	0.33	1.69	0.29	227.55	0.96	NM	112.88	21.98	116.26	NM	0.12	1.00	63.16
NFSB Newport Bancorp, Inc. of RI	19.57	19.57	-0.44	-2.55	-2.23	-0.44	-2.55	0.09	750.36	0.78	NM	97.27	19.03	97.27	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA	7.86	6.93	0.85	10.37	8.27	0.85	10.37	0.20	338.92	0.75	12.09	126.92	9.98	144.02	12.09	1.40	3.61	43.61
NWSB Northwest Bcrp MHC of PA(39.1)	8.60	5.91	0.69	7.67	3.22	0.69	7.59	0.68	83.35	0.86	31.02	241.59	20.78	351.33	31.35	0.88	3.02	NM
OSHC Ocean Shr Hldg MHC of NJ(44.8)	10.77	10.77	0.51	4.64	3.04	0.51	4.64	0.06	570.24	0.47	32.94	151.97	16.36	151.97	32.94	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.25	6.25	-0.08	-1.32	-0.80	0.44	6.99	0.92	55.95	0.62	NM	174.90	10.94	174.90	23.73	0.80	4.56	NM
ONFC Oneida Financl MHC of NY(44.6)	11.52	6.39	0.82	6.56	4.03	0.84	6.69	0.01	NA	0.94	24.79	159.52	18.30	287.44	24.29	0.48	4.03	NM
ORIT Oritani Fin Cp MHC of NJ(32.0)	22.82	22.82	1.01	4.52	1.98	1.04	4.67	NA	NA	1.16	NM	225.00	51.34	225.00	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of August 31, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
OSBK	Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	3.10	0.77	3.86	0.04	732.73	0.45	32.31	86.07	24.02	86.07	32.31	0.32	3.81	NM
PSBH	PSB Hldgs Inc MHC of CT (45.2)	10.43	8.80	0.40	3.74	2.92	0.40	3.74	0.34	111.91	0.76	34.29	126.98	13.25	150.47	34.29	0.24	2.50	NM
PVFC	PVF Capital Corp. of Solon OH(8)	7.86	7.86	0.57	7.30	4.30	0.55	7.08	1.76	27.95	NA	23.24	168.69	13.26	168.69	23.95	0.30	1.93	44.78
PBCI	Pamrapo Bancorp, Inc. of NJ	9.23	9.23	0.87	9.43	6.19	0.83	9.01	0.60	73.42	0.67	16.16	153.39	14.15	153.39	16.92	0.92	5.08	NM
PFED	Park Bancorp of Chicago IL	14.29	14.29	0.00	0.00	0.00	-0.02	-0.16	2.00	14.20	0.40	NM	120.33	17.20	120.33	NM	0.72	2.38	NM
PVSA	Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	8.03	0.70	10.42	0.37	220.63	1.14	12.45	128.48	9.07	170.03	12.72	0.88	2.98	37.13
PRTR	Partners Trust Fin. Grp. of NY(8)	13.43	6.61	0.59	4.51	4.20	0.69	5.22	0.11	845.52	1.47	23.80	107.62	14.45	218.74	20.58	0.28	2.31	54.90
PBHC	Pathfinder BC MHC of NY (35.8)	6.82	5.53	0.27	3.92	3.01	0.20	2.85	0.54	86.36	0.76	33.27	131.34	8.96	161.95	NM	0.41	3.73	NM
PFDC	Peoples Bancorp of Auburn IN	12.77	12.27	0.55	4.39	4.58	0.53	4.19	0.54	69.76	0.52	21.84	96.74	12.36	100.69	22.89	0.76	4.00	NM
PCBI	Peoples Community Bcrp. of OH	8.46	5.63	-0.64	-7.48	-8.84	-0.65	-7.59	1.81	73.01	1.36	NM	87.40	7.40	131.40	NM	0.60	3.84	NM
PBCT	Peoples United Financial of CT	32.59	31.83	0.89	5.18	1.92	0.99	5.78	0.17	383.51	0.80	NM	118.10	38.49	120.93	NM	0.53	3.00	NM
PROV	Provident Fin. Holdings of CA	7.43	7.43	0.78	9.70	8.87	0.41	5.09	0.83	107.20	1.04	11.27	112.55	8.37	112.55	21.50	0.72	3.10	34.95
PBNY	Provident NY Bncrp, Inc. of NY	14.46	8.26	0.70	4.84	3.40	0.71	4.94	0.30	242.96	1.28	29.38	142.96	20.68	250.18	28.77	0.20	1.45	42.55
PBIP	Prudential Bncp MHC PA (42.7)	17.32	17.32	0.79	4.31	2.40	0.79	4.31	0.12	123.97	0.30	NM	187.64	32.50	187.64	NM	0.20	1.50	62.50
PULB	Pulaski Fin Cp of St. Louis MO	7.07	6.67	0.90	12.00	6.62	0.69	9.16	0.98	81.33	0.99	15.10	174.63	12.34	184.98	19.77	0.36	2.56	38.71
RPFG	Rainier Pacific Fin Grp of WA	9.94	9.59	0.33	3.29	2.78	0.30	3.07	0.03	NA	1.27	35.91	118.04	11.73	122.33	38.48	0.26	1.61	57.78
RIVR	River Valley Bancorp of IN	7.21	7.20	0.64	8.91	6.75	0.63	8.84	NA	NA	0.78	14.83	130.25	9.39	130.42	14.94	0.80	4.12	61.07
RVSB	Riverview Bancorp, Inc. of WA	11.98	8.83	1.43	12.11	6.83	1.40	11.88	0.03	NA	1.30	14.64	173.20	20.75	235.12	14.93	0.44	2.95	43.14
RCKB	Rockville Fin MHC of CT (45.0)	12.22	12.15	0.57	6.48	2.49	0.54	4.23	0.16	512.66	0.96	NM	179.95	22.00	181.08	NM	0.00	0.00	0.00
ROMA	Roma Fin Corp MHC of NJ (31.0)	26.78	26.71	0.66	2.71	1.06	0.66	2.71	NA	NA	0.31	NM	234.02	62.67	234.67	NM	0.24	1.41	NM
ROME	Rome Bancorp, Inc. of Rome NY	24.02	24.02	1.08	4.18	3.28	1.08	4.18	0.38	172.25	0.71	30.51	132.81	31.90	132.81	30.51	0.32	2.69	NM
SIFI	SI Fin Gp Inc MHC of CT (41.3)	10.91	10.82	0.28	2.57	1.55	0.25	2.27	0.65	90.65	0.76	NM	163.68	17.85	164.91	NM	0.16	1.46	NM
SVBI	Severn Bancorp, Inc. of MD	9.91	9.86	1.54	16.37	10.42	1.52	16.14	0.76	135.58	1.15	9.59	147.42	14.60	148.07	9.73	0.24	1.79	17.14
SUPR	Superior Bancorp of AL	11.30	6.08	0.34	3.25	2.23	0.26	2.48	0.41	186.76	1.10	NM	116.77	13.19	217.09	NM	0.00	0.00	0.00
SYNF	Synergy Financial Group of NJ(8)	10.70	10.64	0.31	3.14	1.91	0.37	3.73	0.04	NA	0.78	NM	161.46	17.28	162.39	NM	0.28	1.98	NM
TFRD	TF Fin. Corp. of Newtown PA	9.97	9.28	0.80	8.10	6.80	0.77	7.79	0.42	103.13	0.57	14.70	117.86	11.75	126.58	15.28	0.80	2.96	43.48
TFSL	TFS Fin Corp MHC of OH (31.5)	19.58	19.48	0.13	0.88	0.34	0.13	0.88	0.98	23.69	0.30	NM	196.61	38.49	197.61	NM	0.00	0.00	0.00
TONE	TierOne Corp. of Lincoln NE(8)	10.53	9.11	1.01	9.74	8.47	0.99	9.53	1.65	59.80	1.40	11.80	110.01	11.58	127.17	12.05	0.32	1.43	16.84
TSBK	Timberland Bancorp, Inc. of WA	11.85	10.74	1.37	10.52	7.29	1.32	10.15	0.06	NA	0.90	13.72	151.09	17.91	166.77	14.21	0.40	2.51	34.48
TRST	TrustCo Bank Corp NY of NY	6.80	6.80	1.31	17.92	4.92	1.31	17.92	0.26	426.60	1.90	20.33	365.36	24.86	365.36	20.33	0.64	5.72	NM
UCBA	United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.58	0.50	2.90	0.81	88.67	0.98	38.75	165.55	26.64	165.55	NM	0.32	2.58	NM
UCFC	United Community Fin. of OH	10.17	8.89	0.75	7.31	9.07	0.69	6.66	2.32	29.51	0.85	11.03	81.12	8.25	92.84	12.11	0.38	5.14	56.72
UBNK	United Fin Grp MHC of MA(46.4)(8)	13.55	13.52	0.40	2.97	1.88	0.42	3.10	0.13	570.35	0.96	NM	157.64	21.37	158.02	NM	0.24	1.88	NM
UWBK	United Western Bncp, Inc of CO	5.46	5.46	0.48	9.43	6.44	0.58	11.24	0.51	82.67	0.79	15.53	143.32	7.83	143.32	13.04	0.24	1.10	17.02
VPFG	ViewPoint Finl MHC of TX(45.0)	13.09	13.09	0.38	3.11	1.34	0.36	2.97	0.28	139.79	0.66	NM	212.24	27.78	212.24	NM	0.20	1.16	NM
WSFS	WSFS Financial Corp. of DE	6.66	6.62	1.02	15.12	8.07	1.06	15.65	0.16	586.98	1.34	12.40	188.54	12.57	189.85	11.98	0.40	0.66	8.23
WVFC	WVS Financial Corp. of PA	7.89	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	NA	10.58	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL	Washington Federal, Inc. of WA	12.97	11.89	1.45	10.73	5.88	1.45	10.73	0.10	295.73	0.36	17.01	178.96	23.22	195.29	17.01	0.84	3.17	53.85
WAUW	Wauwatosa Hlds MHC of WI(30.4)	13.16	13.16	0.24	1.68	0.72	0.24	1.68	2.60	16.92	0.69	NM	249.63	32.85	249.63	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH	8.48	7.88	0.55	6.53	5.31	0.57	6.72	0.23	160.32	0.64	18.84	123.11	10.43	132.38	18.31	0.48	3.69	69.57
WFBC	Willow Financial Bcp Inc of PA	13.28	6.23	0.60	4.53	4.83	0.59	4.45	0.59	147.14	1.16	20.70	94.09	12.49	200.65	21.05	0.46	3.70	NM

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended	DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1999: Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000: Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001: Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002: Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003: Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004: Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005: Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.3
Quarter 4	10717.5	1248.3	2,205.3	1616.4	582.8
2006: Quarter 1	11109.3	1294.8	2,339.8	1661.1	595.5
Quarter 2	11150.2	1270.2	2,172.1	1717.9	601.1
Quarter 3	11679.1	1335.9	2,258.4	1727.1	634.0
Quarter 4	12463.2	1418.3	2,415.3	1829.3	658.6
2007: Quarter 1	12354.4	1420.9	2,421.6	1703.6	634.4
Quarter 2	13408.6	1503.4	2,603.2	1645.9	622.6
As of Aug. 31, 2007	13357.7	1474.0	2,596.4	1537.5	594.6

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices

	Index Values				Price Appreciation (%)		
	06/29/07	05/31/07	12/29/06	06/30/06	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,645.9	1,732.0	1,829.3	1,717.9	-4.97	-10.03	-4.19
MHC Index	3,558.2	3,743.6	3,874.7	3,252.9	-4.95	-8.17	9.39
Stock Exchange Indexes							
AMEX Thrifts	682.8	701.9	745.2	687.2	-2.72	-8.37	-0.64
NYSE Thrifts	1,026.8	1,078.5	1,143.0	1,087.8	-4.79	-10.17	-5.61
OTC Thrifts	2,051.4	2,164.6	2,271.9	2,079.8	-5.23	-9.71	-1.37
Geographic Indexes							
Mid-Atlantic Thrifts	3,664.2	3,889.9	4,104.1	3,769.7	-5.80	-10.72	-2.80
Midwestern Thrifts	3,420.9	3,534.5	3,623.7	3,502.1	-3.21	-5.60	-2.32
New England Thrifts	1,925.8	2,118.3	2,223.0	1,829.4	-9.09	-13.37	5.27
Southeastern Thrifts	1,248.0	1,346.1	1,670.8	1,520.7	-7.29	-25.31	-17.93
Southwestern Thrifts	1,408.5	1,493.4	1,538.4	1,477.2	-5.69	-8.44	-4.65
Western Thrifts	1,574.6	1,635.3	1,717.1	1,660.3	-3.71	-8.30	-5.16
Asset Size Indexes							
Less than $250M	1,175.5	1,190.0	1,241.5	1,354.2	-1.21	-5.31	-13.19
$250M to $500M	3,453.5	3,546.4	3,587.6	3,403.2	-2.62	-3.74	1.48
$500M to $1B	1,973.4	2,086.2	2,135.1	1,936.6	-5.41	-7.58	1.90
$1B to $5B	2,396.8	2,471.3	2,693.3	2,521.6	-3.01	-11.01	-4.95
Over $5B	983.7	1,039.3	1,096.0	1,029.7	-5.34	-10.24	-4.47
Pink Indexes							
Pink Thrifts	521.9	519.3	515.9	471.4	0.51	1.16	10.71
Less than $75M	595.0	573.5	576.9	500.0	3.75	3.13	18.99
Over $75M	541.0	538.4	535.0	489.4	0.47	1.12	10.53
Comparative Indexes							
Dow Jones Industrials	13,408.6	13,627.6	12,463.2	11,150.2	-1.61	7.59	20.25
S&P 500	1,503.4	1,530.6	1,418.3	1,270.2	-1.78	6.00	18.36

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

Exhibit IV-4
Washington State Thrift Acquisitions 2000-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
07/02/2007	Pending	Washington Federal Inc.	WA	First Mutual Bancshares, Inc.	WA	1,056,847	6.85	1.02	15.25	0.19	493.34	189.8	27.05	250.00	250.00	17.01	17.96	21.09
06/04/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	846,003	9.35	1.03	11.16	0.14	689.66	169.6	27.16	207.76	272.68	19.26	20.04	23.25
02/12/2006	07/05/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	435,651	10.22	2.69	26.47	0.00	NA	63.8	NA	143.35	143.35	7.41	14.65	12.51
06/24/2004	10/15/2004	KeyCorp	OH	EverTrust Financial Group, Inc.	WA	770,072	11.76	0.96	7.63	0.56	227.69	195.0	25.60	194.69	194.69	26.95	25.32	23.09
05/19/2003	08/31/2003	Washington Federal Inc.	WA	United Savings & Loan Bank	WA	311,446	13.43	1.10	8.36	0.50	131.91	65.0	1,595.09	155.39	155.39	19.36	20.87	10.98
				Averages:		684,004	10.32	1.36	13.77	0.28	385.65	136.64		190.24	203.22	18.00	19.77	18.18
				Medians:		770,072	10.22	1.03	11.16	0.19	360.52	169.60		194.69	194.69	19.26	20.04	21.09

Source: SNL Financial, LC.

EXHIBIT IV-5
Sound Financial, Inc.
Director and Senior Management Summary Resumes

Tyler K. Myers. Mr. Myers is the Chairman of the Board of Directors of Sound Community Bank and currently is the Vice President and an owner of The Myers Group, a conglomerate of retail and real estate businesses and property management located in Western Washington.

David S. Haddad, Jr. Mr. Haddad is Vice Chairman of the Board of Directors of Sound Community Bank. He currently works part time as a Customer Service Supervisor with Alaska Airlines. He is a former Operations Manager at Cutter and Buck, a golf apparel company; a former Senior Manager of Operations at Progressive International, a housewares wholesaler; and a former warehouse manager for Associated Grocers. He currently lives in Palm Desert, CA.

Laura Lee Stewart. Ms. Stewart is currently President and Chief Executive Officer of Sound Community Bank. Prior to joining the Bank in 1989, Ms. Stewart was Senior Vice President/Retail Banking at Great Western Bank.

Robert F. Carney. Mr. Carney is Director of Meat and Seafood Merchandising for Brown & Cole Stores in Bellingham, Washington. Prior to assuming this role, Mr. Carney held a variety of management positions in the food industry.

Debra Jones. Ms. Jones is the Vice President of Administrative Services at Bellingham Technical College, where she is responsible for cash management, financial affairs, physical plant administration and strategic planning. Prior to August 2005, she served for over five years as Vice President of Administrative and Financial Services at Brown & Cole Stores.

Milton L. McMullen. Mr. McMullen, after 25 years with various mutual savings banks, left Mt. Baker Mutual Savings Bank as Executive Vice President and managing officer in 1984. Subsequently, until his retirement in 1998, Mr. McMullen served as Regional Sales manager for FISERV Inc., a data processing provider to the financial community.

Rogelio Riojas. Mr. Riojas has served for over 30 years as the Chief Executive Officer of Sea Mar Community Health Centers, a health care and social services organization serving low income and underserved populations in Seattle and several counties in western Washington.

James E. Sweeney. Mr. Sweeney is currently President of Super Supplements, Inc., a Seattle based retail chain specializing in vitamins, health supplements and nutrition. Super Supplements has twenty-one stores in Washington and Idaho. Formerly, Mr. Sweeney was Managing Partner of Corporate Strategies and Development, LLC, a management consulting firm serving businesses in the Puget Sound area.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT IV-6
Sound Financial, Inc.
Pro Forma Regulatory Capital Ratios

	Actual, at June 30,2007		Minimum Offering		Midpoint Offering		Maximum Offering		Maximum, As Adjusted Offering[1]	
	Amount	Percentage of Assets[2]	Amount	Percentage of Assets[2]	Amount	Percentage of Assets[2]	Amount	Percentage of Assets[2]	Amount	Percentage of Assets[2]
					(Dollars in thousands)					
GAAP Capital[3]	$15,982	6.93%	$22,969	10.00%	$22,957	10.00%	$22,936	10.00%	$22,917	10.00%
Core or Tier 1 Capital:										
Actual or Pro Forma	$15,977	6.93%	$22,964	10.00%	$22,952	10.00%	$22,931	10.00%	$22,912	10.00%
Required[4]	9,226	4.00	9,189	4.00	9,182	4.00	9,176	4.00	9,168	4.00
Excess	$ 6,751	2.93%	$13,775	6.00%	$13,770	6.00%	$13,755	6.00%	$13,744	6.00%
Tier 1 Risk-Based Capital:										
Actual or Pro Forma[5][6]	$15,977	10.05%	$22,964	14.46%	$22,952	14.45%	$22,931	14.44%	$22,912	14.43%
Required[7]	9,542	6.00	9,531	6.00	9,529	6.00	9,527	6.00	9,524	6.00
Excess	$ 6,435	4.05%	$13,433	8.46%	$13,423	8.45%	$13,404	8.44%	$13,388	8.43%
Risk-Based Capital:										
Actual or Pro Forma[5][6]	$16,656	10.47%	$23,643	14.88%	$23,631	14.88%	$23,610	14.87%	$23,591	14.86%
Required[8]	12,723	8.00	12,707	8.00	12,705	8.00	12,702	8.00	12,699	8.00
Excess	$ 3,933	2.47%	$10,936	6.88%	$10,926	6.88%	$10,908	6.87%	$10,892	6.86%
Reconciliation of capital infused into Sound Community Bank:										
Net proceeds infused			$ 7,953		$ 8,112		$ 8,261		$ 8,438	
Less common stock acquired by employee stock ownership plan			(966)		(1,137)		(1,307)		(1,503)	
Pro forma increase in GAAP and regulatory capital			$ 6,987		$ 6,975		$ 6,954		$ 6,935	

[1] As adjusted to give effect to an increase in the number of shares that could occur due to an increase in the offering range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the offering.
[2] Core capital levels are shown as a percentage of total adjusted assets. The risk-based capital level is shown as a percentage of risk-weighted assets.
[3] GAAP capital includes a $5,000 unrealized gain on available-for-sale securities, net of taxes.
[4] The current OTS core capital requirement for savings banks is 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and 4% to 5% for all other thrifts. Our required level is 4%. The core capital requirement for a well-capitalized institution is 5%. See "How We Are Regulated - Regulatory Capital Requirements."
[5] Assumes net proceeds are invested in assets that carry a 20% risk-weighting.
[6] The difference between core capital and regulatory risk-based capital is attributable to $651,000 for the allowance for loan losses.
[7] The Tier 1 risk-based capital requirement for a well-capitalized institution is 6% of risk-weighted assets. See "How We Are Regulated - Regulatory Capital Requirements."
[8] The current OTS risk-based capital requirement for savings banks is 8% of risk-weighted assets. The level for a well-capitalized institution is 10%.

Source: Sound Financial, Inc.'s preliminary prospectus.

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Sound Financial, Inc., Seattle, WA
Prices as of August 31, 2007

Valuation Pricing Multiples		Symbol	Subject at Midpoint (1)	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	29.22 x	24.53x	26.62x	20.32x	15.83x	19.97x	17.89x
Price-core earnings multiple	=	P/CE	29.46 x	28.22x	31.13x	21.16x	15.97x	20.71x	19.09x
Price-book ratio	=	P/B	72.05%	83.76%	81.11%	155.32%	162.15%	130.65%	120.79%
Price-tangible book ratio	=	P/TB	72.05%	86.89%	86.76%	179.88%	181.03%	149.25%	136.61%
Price-assets ratio	=	P/A	11.91%	22.14%	20.69%	18.40%	19.33%	16.47%	13.46%

Valuation Parameters

				As a % of Offering	As % of Offering + Foundation
Pre-Conversion Earnings (Y)	$698,909	(Yr End 6/07)	ESOP Stock as % of Offering (E)	8.081%	8.00%
Pre-Conversion Core Earnings	$690,909	(Yr End 6/07)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$15,982,451	(6/07)	ESOP Amortization (T)	10.00 years	
Intangibles:	$0		RRP Stock as % of Offering (M)	4.040%	4.00%
Pre-Conv. Tang. Book Value (B)	$15,982,451	(6/07)	Stock Programs Vesting (N)	5.00 years	
Pre-Conversion Assets (A)	$230,655,685		Fixed Expenses	$695,000	
Reinvestment Rate: (6/07 1 Yr. T-Bill)	4.910%		Variable Expenses (Midpoint)	$248,750	1.00%
Tax rate (TAX)	37.00%		Percent Sold (PCT)	100.00%	
A-T Reinvestment Rate(R)	3.09%		MHC Assets	$0	
Est. Conversion Expenses (2)(X)	3.25%		Options as % of Offering (O1)	10.101%	10.00%
Insider Purchases	$1,615,000		Estimated Option Value (O2)	40.10%	
Foundation Cash Contrib. (FC)	$200,000		Option Vesting Period (O3)	5.00 years	
Foundation Stock Contrib. (FS)	1.000%		% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (Z)	$181,300		Price/Share	$10.00	
			Payoff of FHLB Advances (PA)	$11,500,000	
			Weighted Average Rate of Adv.	5.625%	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $29,000,000

1. $V = \frac{P/E * (Y)}{- P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3}$ V= $29,000,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $29,000,000

2. $V = \frac{P/TB * (TB+Z)}{- P/TB * PCT * (1-X-E-M-FC-F}$ V= $29,000,000

3. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-F}$ V= $29,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Offering
Supermaximum	0	3,796,898	38,353	3,835,251	$10.00	$37,968,980	$38,352,510
Maximum	0	3,301,650	33,350	3,335,000	10.00	33,016,500	$33,350,000
Midpoint	0	2,871,000	29,000	2,900,000	10.00	28,710,000	$29,000,000
Minimum	0	2,440,350	24,650	2,465,000	10.00	24,403,500	$24,650,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	99.000%	1.000%	100.000%
Maximum	0.000%	99.000%	1.000%	100.000%
Midpoint	0.000%	99.000%	1.000%	100.000%
Minimum	0.000%	99.000%	1.000%	100.000%

(1) Pricing ratios shown reflect the midpoint value.
(2) Estimated offering expenses at midpoint of the offering.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$24,403,500**
	Market Value of Shares Issued to Foundation:	**246,500**
	Total Market Value of Company:	**$24,650,000**
2.	Offering Proceeds of Shares Sold In Offering	$24,403,500
	Less: Estimated Offering Expenses	(904,165)
	Net Conversion Proceeds	$23,499,335
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$23,499,335
	Less: Cash Contribution to Foundation	(200,000)
	Less: Payoff of FHLB Advances	(11,500,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(2,958,000)
	Net Conversion Proceeds Reinvested	$8,841,335
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$273,489
	Plus: Reduction in FHLB Advanve Interest Expense(2)	407,531
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(124,236)
	Less: Stock Programs Vesting (4)	(124,236)
	Less: Option Plan Vesting (5)	(179,406)
	Net Earnings Increase	$253,142

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$698,909	$253,142	$952,051
12 Months ended June 30, 2007 (core)	$690,909	$253,142	$944,051

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,982,451	$20,341,335	$165,205	$36,488,991
June 30, 2007 (Tangible)	$15,982,451	$20,341,335	$165,205	$36,488,991

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$230,655,685	$20,341,335	($11,500,000)	$165,205	$239,662,225

(1) Includes ESOP purchases equal to 8.08% of the offering, and stock program purchases equal to 4.04% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$28,710,000**
	Market Value of Shares Issued to Foundation:	**290,000**
	Total Market Value of Company:	**$29,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$28,710,000
	Less: Estimated Offering Expenses	(943,750)
	Net Conversion Proceeds	$27,766,250
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$27,766,250
	Less: Cash Contribution to Foundation	(200,000)
	Less: Payoff of FHLB Advances	(11,500,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(3,480,000)
	Net Conversion Proceeds Reinvested	$12,586,250
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$389,330
	Plus: Reduction in FHLB Advanve Interest Expense(2)	407,531
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(146,160)
	Less: Stock Programs Vesting (3)	(146,160)
	Less: Option Plan Vesting (4)	(211,066)
	Net Earnings Increase	$293,475

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$698,909	$293,475	$992,384
12 Months ended June 30, 2007 (core)	$690,909	$293,475	$984,384

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,982,451	$24,086,250	$181,300	$40,250,001
June 30, 2007 (Tangible)	$15,982,451	$24,086,250	$181,300	$40,250,001

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$230,655,685	$24,086,250	($11,500,000)	$181,300	$243,423,235

(1) Includes ESOP purchases equal to 8.08% of the offering, and stock program purchases equal to 4.04% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$33,016,500**
	Market Value of Shares Issued to Foundation:	**333,500**
	Total Market Value of Company:	**$33,350,000**
2.	Offering Proceeds of Shares Sold In Offering	$33,016,500
	Less: Estimated Offering Expenses	(983,335)
	Net Conversion Proceeds	$32,033,165
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$32,033,165
	Less: Cash Contribution to Foundation	(200,000)
	Less: Payoff of FHLB Advances	(11,500,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(4,002,000)
	Net Conversion Proceeds Reinvested	$16,331,165
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$505,172
	Plus: Reduction in FHLB Advanve Interest Expense(2)	407,531
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(168,084)
	Less: Stock Programs Vesting (3)	(168,084)
	Less: Option Plan Vesting (4)	(242,726)
	Net Earnings Increase	$333,809

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$698,909	$333,809	$1,032,718
12 Months ended June 30, 2007 (core)	$690,909	$333,809	$1,024,718

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,982,451	$27,831,165	$197,395	$44,011,011
June 30, 2007 (Tangible)	$15,982,451	$27,831,165	$197,395	$44,011,011

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$230,655,685	$27,831,165	($11,500,000)	$197,395	$247,184,245

(1) Includes ESOP purchases equal to 8.08% of the offering, and stock program purchases equal to 4.04% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$37,968,980**
	Market Value of Shares Issued to Foundation:	**383,530**
	Total Market Value of Company:	**$38,352,510**
2.	Offering Proceeds of Shares Sold In Offering	$37,968,980
	Less: Estimated Offering Expenses	(1,028,858)
	Net Conversion Proceeds	$36,940,122
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$36,940,122
	Less: Cash Contribution to Foundation	(200,000)
	Less: Payoff of FHLB Advances	(11,500,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(4,602,301)
	Net Conversion Proceeds Reinvested	$20,637,822
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$638,390
	Plus: Reduction in FHLB Advanve Interest Expense(2)	407,531
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(2)	(193,297)
	Less: Stock Programs Vesting (3)	(193,297)
	Less: Option Plan Vesting (4)	(279,135)
	Net Earnings Increase	$380,192

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$698,909	$380,192	$1,079,101
12 Months ended June 30, 2007 (core)	$690,909	$380,192	$1,071,101

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,982,451	$32,137,822	$215,906	$48,336,179
June 30, 2007 (Tangible)	$15,982,451	$32,137,822	$215,906	$48,336,179

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$230,655,685	$32,137,822	($11,500,000)	$215,906	$251,509,413

(1) Includes ESOP purchases equal to 8.08% of the offering, and stock program purchases equal to 4.04% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT IV-9
Peer Group Core Earnings Analysis

Comparable Institution Analysis
For the Twelve Months Ended June 30, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFSB	Brooklyn Fed MHC of NY (30.0)	3,847	-62	21	0	3,806	13,418	0.28
CHEV	Cheviot Fin Cp MHC of OH(42.1)(4)	478	27	-9	0	496	9,144	0.11
GOV	Gouverneur Bcp MHC of NY(42.8)	1,077	117	-40	0	1,154	2,300	0.50
GCBC	Green Co Bcrp MHC of NY (44.4)	2,259	257	-87	0	2,429	4,151	0.59
JXSB	Jcksnville Bcp MHC of IL(47.7)	586	37	-13	0	610	1,987	0.31
KFFB	KY Fst Fed Bp MHC of KY (44.5)(1)(3)	649	-9	3	0	643	8,263	0.10
LSBK	Lake Shore Bnp MHC of NY(45.0)	1,557	-1	0	0	1,556	6,464	0.24
NECB	NE Comm Bncrp MHC of NY (45.0)	11,838	-18,967	6,449	0	-680	13,225	-0.05
PBHC	Pathfinder BC MHC of NY (35.8)	816	-323	110	0	603	2,484	0.24
UCBA	United Comm Bncp MHC IN (45.0)(1)	2,636	-1,257	427	0	1,806	8,298	0.22

(1) Financial information is for the quarter ending March 31, 2007.
(3) Figures are for three quarters of financial data, EPS figures are annualised.
(4) Figures are for two quarters of financial data, EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Sound Financial, Inc., Seattle, WA
Prices as of August 31, 2007

Final Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	36.01 x	25.97x	23.51x	20.32x	15.83x	19.97x	17.89x
Price-core earnings multiple	=	P/CE	36.37 x	21.46x	21.46x	21.16x	15.97x	20.71x	19.09x
Price-book ratio	=	P/B	111.02%	145.72%	131.25%	155.32%	162.15%	130.65%	120.79%
Price-tangible book ratio	=	P/TB	111.02%	154.95%	151.74%	179.88%	181.03%	149.25%	136.61%
Price-assets ratio	=	P/A	12.57%	25.67%	22.95%	18.40%	19.33%	16.47%	13.46%

Valuation Parameters (2)

Pre-Conversion Earnings (Y)	$695,816	(Yr End 6/07)
Pre-Conversion Core Earnings	$687,816	(Yr End 6/07)
Pre-Conversion Book Value (B)	$15,882,451	(6/07)
Pre-Conv. Tang. Book Value (B)	$15,882,451	
Pre-Conversion Assets (A)	$230,555,685	(6/07)
Reinvestment Rate:	4.91%	
Tax rate (TAX)	37.00%	
A-T Reinvestment Rate(R)	3.09%	
Est. Conversion Expenses (1)(X)	6.10%	
Insider Purchases	$1,515,000	
Price/Share	$10.00	
Foundation Cash Contrib. (FC)	$200,000	
Foundation Stock Contrib. (FS)	1.00%	
Foundation Tax Benefit (Z)	$181,300	
Weighted Average Rate of Adv.	5.625%	

Parameter	As a % of Offering		As a % of Offering + Foundation	At Minimum Of Offering
ESOP Stock Purchases (E)	8.909%		8.71%	8.71%
Cost of ESOP Borrowings (S)	0.00%			
ESOP Amortization (T)	10.00	years		
Stock Programs Amount (M)	4.455%		4.36%	4.36%
Stock Programs Vesting (N)	5.00	years		
Fixed Expenses	$695,000			
Variable Expenses	$101,082		1.00%	
Percent Sold (PCT)	45.0000%			
MHC Assets	$100,000			
Options as % of Offering (O1)	11.14%		10.89%	
Estimated Option Value (O2)	40.10%			
Option Vesting Period (O3)	5.00	years		
% of Options taxable (O4)	25.00%			
Payoff of FHLB Advances (PA)	$8,000,000	@Min		
Payoff of FHLB Advances (PA)	$10,000,000	@Mid		
Payoff of FHLB Advances (PA)	$11,500,000	@Max		
Payoff of FHLB Advances (PA)	$11,500,000	@Smax		

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-C-D)*R - (1-TAX)*E/T - (1-TAX)*M/N)}$$ V= $29,000,000

1. $$V = \frac{P/E * (Y)}{- P/Core\ E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O:}$$ V= $29,000,000

2. $$V = \frac{P/B * B}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $29,000,000

2. $$V = \frac{P/TB * TB}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $29,000,000

3. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $29,000,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Mark. Val of Stock Sold in Offering+Issued to Foundation	Full Value of Total Shares
Supermaximum	2,109,388	1,687,510	38,353	3,835,251	$10.00	$17,258,630	$38,352,510
Maximum	1,834,250	1,467,400	33,350	3,335,000	10.00	15,007,500	$33,350,000
Midpoint	1,595,000	1,276,000	29,000	2,900,000	10.00	13,050,000	$29,000,000
Minimum	1,355,750	1,084,600	24,650	2,465,000	10.00	11,092,500	$24,650,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	55.000%	44.000%	1.000%	100.000%
Maximum	55.000%	44.000%	1.000%	100.000%
Midpoint	55.000%	44.000%	1.000%	100.000%
Minimum	55.000%	44.000%	1.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.
(2) Reflects reduction in earnings, equity and assets due to $100,000 contributed to the MHC.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$10,846,000**
	Market Value of Shares Issued to Foundation:	**246,500**
	Market Value of Shares Issued to MHC:	**13,557,500**
	Total Market Value of Company:	**$24,650,000**
2.	Offering Proceeds of Shares Sold In Offering	$10,846,000
	Less: Estimated Offering Expenses	778,647
	Net Conversion Proceeds	$10,067,353
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$10,067,353
	Less: Cash Contribution to Foundation	(200,000)
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(8,000,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(1,449,420)
	Net Proceeds Reinvested	$417,932
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$12,928
	Plus: Reduction in FHLB Advanve Interest Expense(2)	283,500
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(60,876)
	Less: Stock Programs Vesting (4)	(60,876)
	Less: Option Plan Vesting (5)	(87,909)
	Net Earnings Increase	$86,767

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$695,816	$86,767	$782,583
12 Months ended June 30, 2007 (core)	$687,816	$86,767	$774,583

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,882,451	$8,417,932	$165,205	$24,465,588
June 30, 2007 (Tangible)	$15,882,451	$8,417,932	$165,205	$24,465,588

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$230,555,685	$8,417,932	($8,000,000)	$165,205	$231,138,822

(1) Includes ESOP purchases equal to 9.12% of the offering, and stock program purchases equal to 4.56% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$12,760,000**
	Market Value of Shares Issued to Foundation:	**290,000**
	Market Value of Shares Issued to MHC:	**15,950,000**
	Total Market Value of Company:	**$29,000,000**
2.	Offering Proceeds of Shares Sold In Offering	$12,760,000
	Less: Estimated Offering Expenses	796,082
	Net Conversion Proceeds	$11,963,918
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$11,963,918
	Less: Cash Contribution to Foundation	(200,000)
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(10,000,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(1,705,200)
	Net Proceeds Reinvested	$58,718
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$1,816
	Plus: Reduction in FHLB Advanve Interest Expense(2)	354,375
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(71,618)
	Less: Stock Programs Vesting (4)	(71,618)
	Less: Option Plan Vesting (5)	(103,423)
	Net Earnings Increase	$109,532

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$695,816	$109,532	$805,348
12 Months ended June 30, 2007 (core)	$687,816	$109,532	$797,348

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,882,451	$10,058,718	$181,300	$26,122,469
June 30, 2007 (Tangible)	$15,882,451	$10,058,718	$181,300	$26,122,469

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$230,555,685	$10,058,718	($10,000,000)	$181,300	$230,795,703

(1) Includes ESOP purchases equal to 9.12% of the offering, and stock program purchases equal to 4.56% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$14,674,000**
	Market Value of Shares Issued to Foundation:	**333,500**
	Market Value of Shares Issued to MHC:	**18,342,500**
	Total Market Value of Company:	**$33,350,000**
2.	Offering Proceeds of Shares Sold In Offering	$14,674,000
	Less: Estimated Offering Expenses	813,517
	Net Conversion Proceeds	$13,860,483
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$13,860,483
	Less: Cash Contribution to Foundation	(200,000)
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(11,500,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(1,960,981)
	Net Proceeds Reinvested	$199,503
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$6,171
	Plus: Reduction in FHLB Advanve Interest Expense(2)	407,531
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(82,361)
	Less: Stock Programs Vesting (4)	(82,361)
	Less: Option Plan Vesting (5)	(118,936)
	Net Earnings Increase	$130,044

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$695,816	$130,044	$825,860
12 Months ended June 30, 2007 (core)	$687,816	$130,044	$817,860

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,882,451	$11,699,503	$197,395	$27,779,349
June 30, 2007 (Tangible)	$15,882,451	$11,699,503	$197,395	$27,779,349

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	##########	$11,699,503	($11,500,000)	$197,395	$230,952,583

(1) Includes ESOP purchases equal to 9.12% of the offering, and stock program purchases equal to 4.56% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Sound Financial, Inc., Seattle, WA
At the Supermaximum Value

1.	Market Value of Shares Sold In Offering:	**$16,875,100**
	Market Value of Shares Issued to Foundation:	**383,530**
	Market Value of Shares Issued to MHC:	**21,093,880**
	Total Market Value of Company:	**$38,352,510**
2.	Offering Proceeds of Shares Sold In Offering	$16,875,100
	Less: Estimated Offering Expenses	833,567
	Net Conversion Proceeds	$16,041,533
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$16,041,533
	Less: Cash Contribution to Foundation	(200,000)
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(11,500,000)
	Less: Non-Cash ESOP/MRP Purchases (1)	(2,255,128)
	Net Proceeds Reinvested	$2,086,406
	Estimated net incremental rate of return	3.09%
	Earnings Increase	$64,539
	Plus: Reduction in FHLB Advanve Interest Expense(2)	407,531
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(94,715)
	Less: Stock Programs Vesting (4)	(94,715)
	Less: Option Plan Vesting (5)	(136,776)
	Net Earnings Increase	$145,863

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$695,816	$145,863	$841,679
12 Months ended June 30, 2007 (core)	$687,816	$145,863	$833,679

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$15,882,451	$13,586,406	$215,906	$29,684,763
June 30, 2007 (Tangible)	$15,882,451	$13,586,406	$215,906	$29,684,763

6. Pro Forma Assets	Before Conversion	Net Capital Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$230,555,685	$13,586,406	($11,500,000)	$215,906	$232,857,997

(1) Includes ESOP purchases equal to 9.12% of the offering, and stock program purchases equal to 4.56% of the offering.
(2) Reduction in interest expense tax-affected at 37%.
(3) ESOP stock amortized over 10 years, and amortization expense is tax effected at 37%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 37%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT V-1
RP Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (24)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (19)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

END